UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: January 2022

Commission File Number: 001-38544

CENNTRO ELECTRIC GROUP LIMITED
(Translation of registrant’s name into English)

501 Okerson Road, Freehold, New Jersey 07728

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Item 1.01	Entry into a Material Definitive Agreement

Closing of Combination

On November 5, 2021, Naked Brand Group Limited ACN 619 054 938 (“NBG”) entered into a Stock Purchase Agreement (the “Acquisition Agreement”) with Cenntro Automotive Group Limited, a Cayman Islands company limited by shares (“CAG”), Cenntro Automotive Group Limited, a Hong Kong private company limited by shares and wholly owned subsidiary of CAG (“CAG HK”), Cenntro Automotive Corporation, a Delaware corporation and wholly owned subsidiary of CAG (“CAC”) and Cenntro Electric Group, Inc., a Delaware corporation and wholly owned subsidiary of CAG (“CEG” and, together with CAG HK and CAC, “Cenntro”). Pursuant to the Acquisition Agreement, NBG purchased from CAG (i) all of the issued and outstanding ordinary shares of CAG HK (the “CAG HK Shares”), (ii) all of the issued and outstanding shares of common stock, par value US$0.001 per share, of CAC (the “CAC Shares”), and (iii) all of the issued and outstanding shares of common stock, par value US$0.01 per share, of CEG (the “CEG Shares” and, together with the CAG HK Shares and the CAC Shares, the “Cenntro Shares”) (such purchase, the “Combination”). On December 22, 2021, NBG effected a reverse share split of its ordinary shares, no par value (the “Ordinary Shares”) at a ratio of 1-for-15 (the “Reverse Share Split”). The closing of the Combination occurred on December 30, 2021 (the “Closing”). The aggregate purchase price for the Cenntro Shares was 174,853,546 Ordinary Shares (the “Acquisition Shares”) (as determined in accordance with the Acquisition Agreement and as described below and taking into account the Reverse Share Split) and the assumption of options to purchase an aggregate of 9,225,291 Ordinary Shares under the 2016 Plan (as defined).

Promptly following the Closing, CAG distributed the Acquisition Shares to the holders of its capital stock in accordance with (i) the distribution described in the Acquisition Agreement and (ii) CAG’s Third Amended and Restated Memorandum and Articles of Association (the “Distribution”). Pursuant to the Acquisition Agreement, at the closing of the Combination, NBG assumed the Cenntro Electric Group Limited Amended and Restated 2016 Incentive Stock Option Plan (the “2016 Plan”) and each CAG employee stock option outstanding immediately prior to the Closing was converted into an option to purchase a number of Ordinary Shares equal to the aggregate number of CAG shares for which such stock option was exercisable immediately prior to the Closing multiplied by the Exchange Ratio (as defined below), at an option exercise price equal to the exercise price per share of such stock option immediately prior to the Closing divided by the Exchange Ratio (such options, the “Converted Options”).

The Exchange Ratio of 0.71563, as determined in accordance with the Acquisition Agreement, was equal to (i) (a) the Acquisition Share Pool (as such term is defined in the Acquisition Agreement, less the number of Liquidation Preference Acquisition Shares (as such term is defined in the Acquisition Agreement) distributable by CAG to the holders of its preferred shares in satisfaction of their liquidation preference, as determined in accordance with the Acquisition Agreement, multiplied by (b) the ratio of (I) the aggregate number of shares of CAG capital stock underlying the CAG employee stock options that were outstanding immediately prior to the Closing over (II) the number of fully diluted shares of CAG capital stock outstanding immediately prior to the Closing, divided by (ii) the aggregate number of shares of CAG capital stock underlying the CAG employee stock options that were outstanding immediately prior to the Closing (the “Exchange Ratio”) As a result, options to purchase an aggregate of 9,225,291 Ordinary Shares are outstanding under the 2016 Plan.

In connection with the Closing, NBG changed its name from “Naked Brand Group Limited” to “Cenntro Electric Group Limited,” and the business conducted by Cenntro became the business conducted by the Company. In addition, simultaneously with the Closing, NBG divested itself of its business operated through FOH Online Corp. (“FOH”), formerly a subsidiary of NBG (the “Divestiture”). The Combination was accounted for as a reverse recapitalization in which Cenntro was determined to be the accounting acquirer. Unless the context otherwise requires, all references in this report to the “Company,” “we,” “our,” “us,” “Cenntro” or similar terms refer to Cenntro Electric Group Limited ACN 619 054 938 (formerly known as Naked Brand Group Limited) and its subsidiaries, following the consummation of the Combination, and to Cenntro Electric Group, Inc., a Delaware corporation (“CEG”), Cenntro Automotive Group Limited, a Hong Kong private company limited by shares (“CAG HK”), and its consolidated subsidiaries, and Cenntro Automotive Corporation, a Delaware corporation (“CAC”), on a combined basis, prior to the consummation of the Combination. Unless the context otherwise requires, all references to “dollars,” “$,” “U.S. dollars” and “USD” refer to United States dollars. Except as otherwise provided, all share and per share information included in this report gives retroactive effect to the Reverse Share Split which became effective on December 22, 2021.

A description of the Combination and the terms of the Acquisition Agreement are included on the Report of Foreign Private Issuer on Form 6-K filed with the SEC on November 8, 2021 (the “Signing 6-K”), in the section titled “Item 1.01. Entry into a Material Definitive Agreement—The Combination—The Acquisition Agreement,” which is incorporated herein by reference. The foregoing description does not purport to be complete and is qualified in its entirety by the full text of the Acquisition Agreement, a copy of which was filed as Exhibit 10.1 to the Signing 6-K and is incorporated herein by reference.

Local Sale and Purchase Agreement

At the Closing and in connection with the Combination, NBG and CAG entered into a local sale and purchase agreement (the “Local Sale and Purchase Agreement”), pursuant to which NBG effectuated the purchase from CAG of the CAG HK Shares, as required by Hong Kong law and in accordance with the terms of the Acquisition Agreement.

The Local Sale and Purchase Agreement is attached as Exhibit 10.1 hereto and is incorporated herein by reference. The foregoing description of the Local Sale and Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

Registration Rights Agreement

At the Closing, NBG entered into a registration rights agreement (the “Registration Rights Agreement”) with certain shareholders of CAG, Justin Davis-Rice, the former Chief Executive Officer of NBG and current director of the Company and other signatories thereto, pursuant to which the holders were granted the right to have registered for resale under the Securities Act Ordinary Shares, including the Acquisition Shares and, in the case of Mr. Davis-Rice, Ordinary Shares awarded as compensation (such shares, the “Registrable Securities”), subject to certain conditions set forth therein. Pursuant to the Registration Rights Agreement, the Company will be required to file a registration statement registering the resale of the Registrable Securities on or before January 7, 2022.

The Registration Rights Agreement is attached as Exhibit 10.2 hereto and is incorporated herein by reference. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

Relationship Agreement

In accordance with the Acquisition Agreement, at the Closing, the Company entered into a relationship agreement (the “Relationship Agreement”) with Peter Z. Wang, the Company’s post-Closing Chief Executive Officer, and Cenntro Enterprise Limited (“CEL”) and Trendway Capital Limited (“TCL”), each an entity controlled by Mr. Wang (CEL and TCL, together with Mr. Wang, the “Wang Parties”). Following the Closing, the Wang Parties will beneficially own approximately 27.4% of the Ordinary Shares, based on an aggregate of 261,256,205 Ordinary Shares outstanding immediately following the Closing.

In accordance with the Acquisition Agreement and the Relationship Agreement, the Board consists of five directors, including Mr. Wang, Chris Thorne, Joe Tong and Simon Charles Howard Tripp, who are the director nominees designated by the Wang Parties (the “Wang Parties Nominee Directors”), and Mr. Davis-Rice, NBG’s former chief executive officer, who is the director nominee designated by NBG. The Relationship Agreement further provides that for so long as the Wang Parties collectively beneficially own at least 10% of the issued and outstanding Ordinary Shares, in the event that any of the Wang Parties Nominee Directors are removed as a Director by members pursuant to section 203D of the Australian Corporations Act 2001 (Cth) (the “Corporations Act”), Mr. Wang may give notice in writing to the Company of the person that the Wang Parties wish to nominate in place of that previous Wang Parties Nominee Director, together with their consent to act, and the Company must ensure that such individual is appointed as a Wang Parties Nominee Director of the same class of Director as the previous nominee within two business days of receipt of such notice and signed consent to act.

The Relationship Agreement is attached as Exhibit 10.3 and incorporated herein by reference. The foregoing description of the Relationship Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

Lock-Up Agreement

At the Closing, pursuant to requirements in the Acquisition Agreement, NBG entered into a lock-up agreement (the “Lock-Up Agreement”) with each of CEL, TCL and China Leader Group Limited, a principal shareholder of CAG (“China Leader” and together with CEL and TCL, the “Lock-Up Parties”), pursuant to which the Lock-Up Parties agreed not to transfer the Acquisition Shares beneficially owned or owned of record by them, which represents an aggregate of 92,463,001 shares, for a period of 180 days following the Closing. The book-entry positions evidencing the Acquisition Shares issued under the Acquisition Agreement will each include prominent disclosure or bear a prominent legend evidencing the fact that such shares are subject to such lock-up provisions.

The form of lock-up agreement was previously filed as Exhibit 10.4 to the Signing 6-K and is incorporated herein by reference. The foregoing description of the form of lock-up agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

Cenntro Electric Group Limited 2022 Stock Incentive Plan

On December 30, 2021, in connection with the Combination, the Board of Directors adopted the Cenntro Electric Group Limited 2022 Stock Incentive Plan (the “2022 Plan”), which became effective on that date, subject to shareholder approval. The 2022 Plan will be submitted for approval by our shareholders within twelve months following the date on which our board approved the 2022 Plan.

The aggregate number of Ordinary Shares that may be issued pursuant to share awards under the 2022 Plan will not exceed the sum of (x) 25,965,234 shares, plus (y) an annual increase on the first day of each fiscal year, for a period of not more than nine (9) years, beginning on January 1, 2023 and ending on (and including) January 1, 2031, in an amount equal to the lesser of (i) five percent (5%) of the outstanding shares on the last day of the immediately preceding fiscal year or (ii) such lesser amount (including zero) that the compensation committee (as defined below) determines for purposes of the annual increase for that fiscal year.

As of the date hereof, options to purchase an aggregate of 1,297,008 Ordinary Shares have been granted and no Ordinary Shares have been issued under the 2022 Plan.

For a description of the material terms of the 2022 Plan, see “Compensation—Cenntro Electric Group Limited 2022 Stock Incentive Plan” included under Item 2.01 of this report, which description is incorporated herein by reference. The 2022 Plan is attached as Exhibit 10.5 and incorporated herein by reference.

2022 Employee Stock Purchase Plan

On December 30, 2021, in connection with the Combination, the Board of Directors adopted the Cenntro Electric Group Limited 2022 Employee Stock Purchase Plan (the “ESPP”), which became effective on that date, subject to shareholder approval. The ESPP will be submitted for approval by our shareholders within twelve months of the date on which our board of directors approved the ESPP. The 2022 Plan is attached as Exhibit 10.5 and incorporated herein by reference.

The aggregate number of Ordinary Shares that may be issued pursuant to the ESPP is equal to 7,789,571 shares.

For a description of the material terms of the ESPP, see “Compensation—2022 Employee Stock Purchase Plan” included under Item 2.01 of this report, which description is incorporated herein by reference. The ESPP is attached as Exhibit 10.6 and incorporated herein by reference.

Amended and Restated 2016 Incentive Stock Option Plan

In connection with the Combination, the Company assumed CAG’s obligations under the 2016 Plan. For a description of the material terms of the 2016 Plan, see “Compensation—Amended and Restated 2016 Incentive Stock Option Plan” included under Item 2.01 of this report, which description is incorporated herein by reference. The 2016 Plan is attached as Exhibit 10.7 and is incorporated herein by reference.

Divestiture of FOH

On December 30, 2021, simultaneously with the closing of the Combination, NBG consummated the Divestiture of FOH, pursuant to a binding term sheet of the same date (the “Term Sheet”), by and among NBG, Bendon Limited (“Bendon”) and FOH. Bendon is controlled by Justin Davis-Rice, a member of the Company’s board of directors and formerly NBG’s Executive Chairman and Chief Executive Officer. From June 2018 until April 2021, Bendon was an operating subsidiary of NBG. FOH is a designer and e-commerce retailer of women’s intimates apparel, sleepwear and swimwear. It is the exclusive licensee of the Frederick’s of Hollywood global online license, under which it sells Frederick’s of Hollywood intimates products, sleepwear and loungewear products, swimwear and swimwear accessories products, and costume products.

Under the Term Sheet, Bendon purchased all the outstanding shares of common stock of FOH for a purchase price of AUS$1.00. In connection with such purchase, NBG recapitalized FOH with $12.6 million in order to cover liabilities of FOH assumed by Bendon and forgave $9.5 million of intercompany loans made by NBG to FOH. The Term Sheet includes certain fundamental representations and warranties of NBG, which terminated as of the closing of the Divestiture. Under the Term Sheet, the Company has no liability to Bendon or FOH following the closing.

The Term Sheet is filed as Exhibit 10.23 to this Form 6-K and is incorporated herein by reference. The foregoing description of the Term Sheet does not purport to be complete and is qualified in its entirety by reference to such exhibit.

Item 2.01	Completion of Acquisition or Disposition of Assets.

The description of the Combination and the Divestiture set forth in Item 1.01 of this report is incorporated by reference herein.

Following the completion of the Combination, the business conducted by the Company became the business conducted by Cenntro, which is a designer and manufacturer of electric light- and medium-duty commercial vehicles.  The transaction was accounted for as a reverse recapitalization based on an analysis of the criteria outlined in ASC 805 and the facts and circumstances specific to the Combination, including that immediately following the Combination, (i) Cenntro’s management team immediately prior to the Combination will be the same as the management team of CEGL; (ii) Cenntro has designated a majority of CEGL’s board of directors; (iii) Cenntro’s operations will be the ongoing operations of CEGL following the Combination; and (iv) Cenntro’s pre-transaction shareholders comprise a majority of CEGL’s shareholders following the Combination. As a result, Cenntro was determined to be the accounting acquirer. In connection with the Combination, the Company provides the following information.

Information Related to Cenntro

Risk Factors

In addition to the risk set forth below, the risks associated with CEGL’s business as set forth in the Signing 6-K in the section titled “Risk Factors” beginning on page A-3 are incorporated herein by reference.

If disruptions in our transportation network continue to occur or our shipping costs continue to increase, we may be unable to sell or timely deliver our products, and our gross margin could decrease.

Our success is dependent on our ability to transport our ECV vehicles kits from our Changxing facility and facilities of our manufacturing partners in China to our channel partners in the North America, Europe and Asia in a timely and cost-effective manner. We rely heavily on third parties, including ocean carriers and truckers, in that process. The global shipping industry is experiencing ocean shipping disruptions, trucking shortages, increased ocean shipping rates and increased trucking and fuel costs, and we cannot predict when these disruptions will end.

There is currently a shortage of shipping capacity from China and other parts of Asia, and as a result, our ability to deliver our ECV units to our channel partners may be disrupted or delayed. The shipping industry is also experiencing issues with port congestion and pandemic-related port closures and ship diversions. Labor disputes among freight carriers and at ports of entry are common, and we expect labor unrest and its effects on shipping our products to be a challenge for us. Any port worker strike, work slow-down or other transportation disruption as a result of the issues currently facing the shipping industry could significantly disrupt our business. We are currently experiencing such disruption due to multiple factors brought about by the COVID-19 pandemic, such as supply and demand imbalance, a shortage of warehouse workers, truck drivers, transport equipment (tractors and trailers) and other causes, which have resulted in heightened congestion, bottleneck and gridlock, leading to abnormally high transportation delays. This has materially and adversely affected our business and could continue to materially and adversely affect our business and financial results. If significant disruptions along these lines continue, this could lead to further significant disruptions in our business, delays in shipments, and revenue and profitability shortfalls, which could adversely affect our business, prospects, financial condition and operating results.

The global shipping industry is also experiencing unprecedented increases in shipping rates from the trans-Pacific ocean carriers due to various factors, including limited availability of shipping capacity. We may find it necessary to rely on an increasingly expensive spot market and other alternative sources to make up any shortfall in shipping needs. Additionally, if increases in fuel prices occur, our transportation costs would likely further increase. Similarly, supply chain disruptions such as those described in the preceding paragraphs may lead to an increase in transportation costs. Such delays and cost increases have adversely affected our business and could have additional adverse effects on our business, prospects, financial condition and operating results in the future.

Recent Developments

On November 29, 2021, Cenntro received a purchase order for 2,000 Metro® units from HW Electro, its channel partner in Japan, which vehicles are expected to be delivered in January 2022. We believe the Metro® will be the first imported, non-Japanese made, all-electric commercial vehicle in Japan.  In December 2021, Cenntro’s first Logistar™ 200 vehicles were delivered to the European markets. On December 15, 2021, Cenntro announced that it had selected Jacksonville, Florida as the site for its first full-capacity U.S. based local assembly facility.  For a description of our Logistar™ 200 model and the Jacksonville facility, see “Business Overview” below.

On December 22, 2021, NBG effected a reverse share split of its Ordinary Shares, at a ratio of 1-for-15 (the “Reverse Share Split”). On December 30, 2021, NBG and CAG completed the Combination pursuant to which NBG purchased CEG, CAG HK and CAC, previously wholly owned subsidiaries of CAG, in exchange for 174,853,546 Ordinary Shares, which represents approximately 66.9% of outstanding Ordinary Shares immediately following the closing of the Combination, plus the assumption of options to purchase an aggregate of 9,225,291 Ordinary Shares under the 2016 Plan. Following the completion of the Combination, NBG changed its name to Cenntro Electric Group Limited.

Business Overview

We are a designer and manufacturer of electric light- and medium-duty commercial vehicles (“ECVs”). Our purpose-built ECVs are designed to serve a variety of corporate and governmental organizations in support of city services, last-mile delivery and other commercial applications. As of November 30, 2021, we have sold or put into service more than 3,600 units of the Metro® in over 16 countries across North America, Europe and Asia. Our first ECV model, the Metro®, has been driven over seven million miles by commercial end-users in China alone. We recently introduced four new ECV models to serve the light- and medium-duty market. Our mission is to leverage our technological and research and development capabilities in areas such as vehicle design, digital component development, vehicle control software, and “smart” driving to become a technology leader in the ECV market.

We have established an asset-light, distributed manufacturing business model through which we can distribute our unique modular vehicles in unassembled semi-knockdown vehicle kits (“vehicle kits”) for local assembly in addition to fully assembled vehicles. Our business model allows us to both (i) design, manufacture, assemble, homologate and sell ECVs to third parties for distribution and service to end-users and (ii) distribute manufactured vehicle kits, which are then assembled, homologated, sold and serviced by third parties in their respective markets. We refer to these third parties as our “channel partners.” Each of our vehicle models has a modular design that allows for local assembly in small factory facilities that require less capital investment. We currently manufacture our own vehicle kits for the Metro® in our facilities in China. We plan to leverage the economies of scale of our manufacturing partners in China to manufacture vehicle kits for each of our four new models for local assembly at our facilities in the United States and Europe to further reduce overhead costs compared to our competitors. We believe our distributed manufacturing methodology allows us to execute our business plan with less capital than would be required by the traditional, vertically integrated automotive model and, in the long-term, drive higher profit margins.

We began pilot production of our first-generation, U.S. Class 1 (0–6,000 lbs.), electric light-duty commercial vehicle, the Metro®, in 2018, and, as of November 30, 2021, we have sold approximately 2,300 units in over 16 countries across Europe, North America and Asia, and put into service approximately 1,300 additional units in China through affiliated parties. The Metro® is a customizable ECV used in commercial applications such as city services (i.e., street cleaners, firetrucks, food trucks and garbage trucks) and last-mile delivery. The Metro® was “born electric,” meaning that, unlike many other ECVs that are converted from existing internal combustion engine vehicle (“ICE”) designs, the Metro® was purpose-built from inception to be highly cost-effective and energy efficient, implementing a number of proprietary design elements including a lightweight structure and efficient power system. With our developed supply chain and relationships with component vendors and our growing channel partner network, we believe we are in position for larger scale production and distribution of the Metro®. For the year ended December 31, 2020 and the 11 months ended November 30, 2021, we generated $4.8 million and $5.2 million in revenue from sales of our Metro®, respectively.

Since our inception, we have invested resources in the research and development not only of ECV design and manufacturing processes, but also in digitally enabled components, intra-vehicle communication, vehicle control and vehicle automation, or what we collectively refer to as “vehicle digitization.” We have developed a prototype system-on-chip (which we sometimes refer to as an “SOC”) for vehicle control and an open-platform, programmable chassis, with potential for both programmable and autonomous driving capabilities. We have also designed and developed in-house a proprietary telematics box, sometimes referred to as a T-Box, which allows our ECVs to send and receive data relating to location, speed, acceleration, braking and battery consumption, among others, to end-users. Additionally, our engineers have worked closely with certain of our qualified suppliers to co-design digitally enabled components in areas such as steering, braking, acceleration and signaling.

We introduced four new ECV models in 2021, which are designed for specific geographic markets and to address additional commercial applications. The Logistar™ 400 is a U.S. Class 4 (over 14,000 lbs.) medium-duty electric commercial truck designed to meet U.S. city delivery and service needs. The Logistar™ 400 first became commercially available in the United States in December 2021. The Logistar™ 400 is offered in four configurations: cargo-box, van, flatbed truck, and basic chassis for upfitters. The Neibor® 200 is a European Union and UK L7e (heavy quadricycle) Class compact electric commercial vehicle designed to meet European neighborhood delivery and neighborhood service needs. The Neibor® 200 was homologated and first became commercially available in the European market in December 2021. The Logistar™ 200 is a European Union N1 Class electric commercial vehicle designed to meet the European Union’s city delivery and city service requirements and complement our smaller Neibor® 200 model. It first became commercially available in the European market in December 2021. We have also developed the Terramak™, an off-road electric commercial vehicle for U.S. off-road use with essentially no homologation requirements and limited certification requirements. The Terramak™ first became commercially available in the United States in December 2021. See “Risk Factors—Risks Related to Our Business and Financial Results—Our future success depends on our ability to introduce new models and we may experience delays in launching and ramping up production of our new ECV models” included in the Signing 6-K and incorporated herein by reference.

We have also developed the ePortee™, which we also refer to as the Cenntro iChassis, an open-platform and programmable chassis product. The Cenntro iChassis is designed to be a basic modular building block for use by auto makers and special vehicle upfitters in the design of automated or autonomous driving vehicles. Through our advancements in vehicle digitization and smart components, we have equipped the Cenntro iChassis with digital control capabilities. The Cenntro iChassis allows third-party developers to integrate detection devices (i.e., lidar, radar, ultra-sound, infrared and other sensory devices) and third-party or proprietary decision-making software to allow for vehicles based on the programmable chassis to be driven autonomously.

The electrification of the global automotive industry has been a major policy focus of governments worldwide. Certain countries, such as the United States, China, Canada, Germany, and various other European countries, have announced aggressive electric vehicle (“EV”) initiatives designed to reduce carbon emissions, through the replacement of fossil fuels, and have begun incentivizing the development and sale of ECVs through government subsidy programs.

Subsidiary Information

Set forth below is the primary business and domicile of each of our subsidiaries:

●
Cenntro Automotive Corporation, a Delaware corporation, is our current operating subsidiary in the United States. CAC’s operations include corporate affairs, administrative, human resources, global marketing and sales, after-market support to our channel partners, homologation and quality assurance. CAC also leases and operates our facilities in Freehold, New Jersey, our corporate headquarters, and our anticipated Jacksonville, Florida, where we plan to assemble our vehicles from vehicle kits for the North American market.

●	Cenntro Electric Group, Inc., a Delaware corporation, is a non-operating holding company.

●	Naked Brand Group, Inc., a Nevada corporation, is currently a non-operating holding company.

●	Naked, Inc., a Nevada corporation, is currently a non-operating company.

●
Cenntro Automotive Group Limited, a Hong Kong private company limited by shares, is a non-operating, investment holding company, which holds the share equity in all of our PRC subsidiaries and Simachinery Equipment (as defined below).

●
Hangzhou Cenntro Autotech Co., Ltd., a PRC limited liability company (“Autotech”), is one of our operating subsidiaries in China. Operations under Autotech include vehicle and technological developments, homologation (in certain instances), regulatory compliance, quality assurance, and the holding of material assets in Hangzhou, China.

●
Hangzhou Hengzhong Tech Co., Ltd., a PRC limited liability company (“Hengzhong Tech”), is one of our operating subsidiaries in China. Operations under Hengzhong Tech include supply procurement, vendor qualification and auditing, component quality assurance and certification, and component development.

●
Hangzhou Ronda Tech Co., Ltd., a PRC limited liability company (“Ronda”), is one of our operating subsidiaries in China. Operations under Ronda include corporate affairs, administrative, human resources, global marketing and sales, and after-market support to our channel partners.

●
Shengzhou Cenntro Machinery Co., Ltd., a PRC limited liability company (“Shengzhou Machinery”), is currently dormant. Prior to our sale of the land and facility in Shengzhou, China, Shengzhou Machinery owned and operated our Shengzhou manufacturing facility, where it manufactured key components for the Metro® and assembled vehicle kits and full vehicles. In May 2021, Shengzhou Machinery ceased these operations.

●	Simachinery Equipment Limited, a Hong Kong private company limited by shares (“Simachinery Equipment”), is the non-operating, investment holding company of Zhejiang Sinomachinery (as defined below).

●
Zhejiang Sinomachinery Co., Ltd., a PRC limited liability company (“Zhejiang Sinomachinery”), is one of our operating subsidiaries in China. Zhejiang Sinomachinery’s operations focus on the development and maintenance of our supply chains and the development of our Logistar™ model.

●
Zhejiang Cenntro Machinery Co., Ltd., a PRC limited liability company (“Zhejiang Machinery”), is one of our operating subsidiaries in China. Operations under Zhejiang Machinery include leasing our facility in Changxing, China and assembling our Metro® model vehicle kits and fully assembled vehicles. Zhejiang Machinery currently performs the role that Shengzhou Machinery had performed prior to the sale of our facility in Shengzhou in 2020.

●
Zhejiang Tooniu Tech Co., Ltd., a PRC limited liability company (“Tooniu”), is one our operating subsidiaries in China. Tooniu’s operations focus on the development of off-road electric utility vehicles. Tooniu is responsible for the development and supply of the Terramak™ vehicle and vehicle kits to our channel partners.

●
Zhejiang Xbean Tech Co. Ltd., is a PRC limited liability company (“Zhejiang Xbean”), and is currently dormant. Zhejiang Xbean’s operations historically focused on the design, manufacture and sale of certain smaller ECV models that are not material to our business. Zhejiang Xbean ceased operations in early 2021.

Industry Overview and Market Opportunity

The EV Market

According to an April 2020 report by Allied Market Research, the global EV market was valued at approximately $162.3 billion in 2019 and is projected to reach approximately $802.8 billion by 2027. The North American market is estimated to reach upwards of approximately $194.2 billion by 2027 and the Asia-Pacific market is expected to reach approximately $357.8 billion in the same period. North America and Europe are expected to experience compound annual growth rates in this market of 27.5% and 25.3%, respectively, between 2019 and 2027. Factors such as increases in demand for fuel-efficient, high-performance and low-emission vehicles, along with stringent government rules and regulations toward vehicle emissions are expected to drive the growth of the electric vehicle market.

Many governments around the world, including the United States, China, Germany, and various other European countries, are regulating vehicle emissions and fuel economy standards and offering incentives to commercial and government operators to purchase more energy efficient vehicles. The mitigation of greenhouse gas emissions from ICE vehicles is an integral part of various nations’ strategies to meet the objectives of the 2015 Paris Agreement, which the United States recently rejoined. Some of the countries that have made announcements regarding their intention to phase out ICE vehicles include the following:

●	China: End production and sales of ICE vehicles by 2040;

●	France: Ban the sale of ICE cars by 2040;

●	Germany: No registration of ICE vehicles by 2030 (passed by legislature); cities can ban diesel cars;

●	India: Official target of no new ICE vehicles sold after 2030; Incentive program in place for EV sales;

●	Japan: Incentive program in place for EV sales; and

●	United Kingdom: Ban the sale of new ICE cars starting in 2035.

In the United States, the Biden administration announced plans to put the United States on a path to achieve net-zero emissions, economy-wide, by no later than 2050. In 2021, President Biden signed an executive order that mandates the replacement of all civilian federal vehicles, over 600,000 vehicles, with U.S.-made clean and zero-emission vans, trucks and passenger vehicles. The Biden administration has also announced a goal of building more than 500,000 EV chargers across the United States and has expressed its support for an expansion of federal tax credits and incentives targeted at EVs and EV manufacturing. In August 2021, the Biden Administration announced that it had set the goal for half of all new vehicles to be electric by 2030, as part of a plan that also includes construction of a nationwide network of charging stations and various financial incentives to consumers and auto industry companies. In November 2021, President Biden signed the $1.2 trillion bipartisan infrastructure bill into law, which bill includes $7.5 billion for electric vehicle charging infrastructure, $3 billion to support the domestic battery material processing industry and $3 billion to support the development of domestic battery manufacturing and recycling facilities. We believe the Biden administration’s strong support for EVs and renewables will encourage an even more rapid shift from ICEs to EVs in the United States, particularly in the commercial vehicle market.

Incentive programs and new regulations affecting passenger and commercial vehicles vary by country. However, there is strong sentiment to reduce global greenhouse gas emissions from leading governments. For heavy-duty vehicles, the European Union mandated a 15% reduction in CO2 emissions (from 2019 levels) by 2025 and a 30% reduction target (from 2019 levels) by 2030. Also, by 2025, manufacturers will be required to ensure that at least a 2% market share of the sales of new vehicles is made up of zero-and-low-emission vehicles to counteract steadily increasing road traffic emissions. For light-duty vehicles, the European Union has mandated a 15% reduction in CO2 emissions by 2025 and a 31% reduction target by 2030. The European Union may impose financial penalties on vehicle manufacturers for failure to achieve certain CO2 emission targets imposed on such manufacturers, with such penalties scaling upward based on the level of CO2 emission exceedance for their vehicles. We believe that increasing government regulations and incentives, together with shifting consumer preferences, will encourage significant growth in the market for ECVs.

Improvements in Battery Technology

With the global trend toward reducing the number of ICE vehicles, electric-battery and fuel cell technologies stand out as strong alternatives. Battery costs have decreased significantly over the past decade and, in the long run, prices are expected to continue to fall. According to research service BloombergNEF (BNEF), lithium-ion battery pack prices decreased from above $1,100 per kilowatt-hour in 2010 to $137/kWh in 2020 in real terms, representing a decline of approximately 89%. In addition, BNEF forecasts that by 2023 average prices are expected to fall to as low as $100/kWh. Although battery pack prices have recently increased and may continue to increase in the near-term due to the rising price of lithium as a result of COVID-19 and other factors, we anticipate that battery prices will continue to decrease in the long-term. As investment in battery technology continues to increase, we believe these cost reductions will continue to improve the economics of battery-powered ECVs.

Last-mile Delivery and City Services

The last-mile delivery market in the United States and the European Union is quickly expanding, driven by the rapid growth in the e-commerce industry resulting from consumer preference for faster deliveries, significant increases in online purchases resulting from COVID-19 and governmental focus on low emission urban logistics models. We believe consumer behavior will accelerate the online transformation of retail businesses and the expected need for efficient last-mile delivery ECVs.

We believe there is a growing sustainability trend among companies to reduce their carbon footprint and incorporate ECVs into their commercial delivery fleets. A number of well-established companies, such as Amazon, FedEx, UPS and Walmart, have made announcements about their intentions to reduce CO2 emissions and/or become carbon neutral by a specified future date. A number of these companies have committed to purchase large quantities of ECVs (some of which are not yet commercially available) to transition their fleets over the next several years, with a focus on enhancing their last-mile delivery services, as well as lowering their operating costs, all while reducing their carbon footprint.

Autonomous Driving

The world’s largest technology and automotive companies are engaged in large-scale projects related to autonomous driving initiatives and other future mobility projects. The vast economic and safety potential of autonomous vehicles has continued to drive substantial investment, further accelerating the pace of technological development. According to AlixPartners, an estimated $75 billion is projected to be deployed between 2019 and 2023 on autonomous driving development.

Our Competitive Strengths

We design, develop and manufacture ECVs in a cost-effective manner to enable us to compete favorably in the light-and medium-duty commercial vehicle market. We believe our competitive strengths position us well to continue to grow our installed base of vehicles and capitalize on the expected growth in the light- and medium-duty ECV market:

Proven Record of Manufacturing and Distributing ECVs

We have manufactured light-duty ECVs since 2018. Our business to date has been primarily focused on selling the Metro® in the light-duty ECV market, which is a relatively new market with only a limited number of automakers successfully delivering vehicles in this segment currently. As of November 30, 2021, we have sold approximately 2,300 Metro® units in Europe, North America and Asia and put into service approximately 1,300 additional units in China through affiliated parties. We have established relationships with 16 channel partners, including three “private label” channel partners that assemble our vehicle kits and sell them in the United States and certain countries in the European Union, two channel partners that upfit our vehicles and sell them in Korea and the United States and the remainder that sell the fully assembled vehicles we manufacture. We believe our production and delivery of over 3,600 Metro® units, with over seven million miles of commercial use in China alone, provides us valuable insight into market dynamics that are not readily apparent or accessible to new competitors, which will assist us as we expand into new markets. We believe we are positioned to take advantage of the growing ECV market, which has few mature competitors capable of manufacturing and delivering cost-effective and financially viable ECVs today.

Distributed Manufacturing Methodology

Traditionally, automakers operate under a vertically integrated business model performing a variety of capital-intensive and time-consuming functions, including not only vehicle design, process setup, tooling, parts making, supply chain establishment, vehicle assembly and vehicle homologation, but also market promotion, sales and distribution, after-market support and vehicle servicing. This business model requires significant capital, is asset heavy and imposes significant barriers to entry for new players while impeding their ability to rapidly change their vehicle lineup or their operating model.

Based on our unique manufacturing and distribution model, we believe we are positioned to be an industry disruptor. Unlike many traditional, vertically integrated vehicle companies, which manufacture fully assembled vehicles for export, we use an innovative distributed manufacturing methodology in which our ECVs are designed to be exported as vehicle kits and assembled in local markets. Our ECVs are designed using a “modular” method, allowing for simple assembly and eliminating the need for acquiring and maintaining heavy and expensive assembly equipment at the local assembly stage. We or our manufacturing partners manufacture and integrate the materials and parts into vehicle kits, which we can then ship to one of our local assembly facilities or our channel partners for assembly, and thereafter for marketing, sales and service by our channel partners.

We believe that our distributed manufacturing methodology can provide us with competitive advantages compared to traditional vehicle manufacturers, as we may benefit from local tax incentives and lower import duties as well as greater brand recognition and consumer goodwill in our targeted markets. In addition, we believe our distributed manufacturing methodology provides significant advantages for local homologation, local distribution, and local service. For example, we believe U.S. homologation certification requirements are less burdensome for vehicles that are manufactured in the United States rather than imported into the United States.

As of November 30, 2021, our distributed manufacturing methodology relies upon seven assembly facilities, including three “private label” channel partners with local assembly facilities in the United States and the European Union (that assemble, market and sell ECVs based on the design of our Metro® under the names Ayro 411 and TME ABLE), our facility at Changxing, which assembles for international export, and our local assembly facility in Freehold, New Jersey, for trial production of our Logistar™ 400 and Terramak™ vehicles. For further discussion of our “private label” channel partners, see “—Our Channel Partners and Channel Partner Network.” We are in the process of establishing a local assembly facility in Dusseldorf, Germany, where we intend to assemble the Metro®, the Logistar™ 200 and the Neibor® 200 for distribution to our channel partners for sales within the European Union. We are also finalizing a lease agreement for our anticipated local assembly facility in Jacksonville, Florida, where we plan to assemble the Logistar™ 400 and the Terramak™ for distribution to our channel partners for sales in the North American market. Prior to the regionalization of our supply chains, we plan to utilize these facilities to assemble vehicle kits that are manufactured by us in our facilities in Changxing, in the case of the Metro®, and by third parties in the case of our four other ECV models. We have subcontracted all manufacturing processes of the ECV components for our Logistar™ 400, Neibor® 200, Logistar™ 200 and Terramak™ to our qualified suppliers, allowing us to further reduce our capital expenditure requirements and increase our focus on local assembly.

In the long-term, through our deep supply chain development know-how, we intend to establish supply chain relationships in North America and the European Union to support our manufacturing and assembly needs in these markets, thereby reducing the time in transit and potentially the duties associated with importing our components and spare parts. We plan to use a “merge in transit” model where component parts from suppliers are consolidated at our local assembly facilities for final ECV assembly.

Our Core Technology

Because we design, develop and manufacture our ECVs, our technology is at the core of what we believe positions us to effectively compete and become a technology leader in the ECV market. Since inception in 2013 through June 30, 2021, we have spent approximately $74.0 million in research and development activities related to our business. Specifically, we have developed new vehicle chassis structures and digital control, smart driving and network connectivity capabilities. In addition to our significant know-how, as of June 30, 2021, we had 132 discovery patents, nine design patents and 104 innovation patents granted by the Chinese Patent Office, and 11 innovation patent applications and 56 discovery patent applications pending in the Chinese Patent Office (including seven currently pending PCT patents), covering our technological innovations relating to power systems, vehicle electronics, vehicle control and structure, production processes and other new technologies.

Our technological advantage begins with our chassis designs, which promote efficiencies in energy consumption as well as development and manufacturing processes. The Metro® and Neibor® 200 utilize proprietary, lightweight chassis designs that reduce the overall weight of the vehicle and thus increase the battery efficiency of the vehicle. Our chassis designs also lend themselves to modification and flexibility to meet the needs of the specific customers in our local markets. For instance, our Metro® can be upfitted and customized to fill a variety of end-user roles, such as a small firetruck, street sweeper, vending truck, garbage truck, pickup truck or service truck.

We have developed a proprietary vehicle control unit (a “VCU”) that allows for vehicle status awareness and vehicle operation control capabilities. We have designed our VCU to integrate the various sub-control systems and embedded systems on our ECVs into a single module, which oversees and controls vehicle operations such as monitoring, driving, alarming, communication, display, positioning, and entertaining, among other functions. Our VCU allows end-users to connect their ECV fleet to a vehicle management system in order to monitor fleet operations and driver behavior, enabling them to efficiently manage their delivery performance and logistics. Through the VCU interface, end-users are able to customize vehicle operations, including setting speed and boundary limitations, horn control, light control, and other controls that we believe enhance the safety and functionality of our ECVs.

For future vehicle applications, we have made innovations in digital control technology and employed autonomous “smart driving” technology. Our “digital control” technology allows an ECV component to act solely through the control of a computer program or artificial intelligence, or AI, rather than manual human intervention. For instance, a digitally enabled windshield wiper could automatically alter its speed of oscillation to optimize visibility, based on determinations of a computer program that measures the severity of the rain. Our “smart driving” technology extends digital control capability to components that control the movement of the ECV (i.e., steering, braking, acceleration, signaling and parking). We have also successfully developed a programmable chassis and tested an autonomous “smart driving” delivery truck on the road with real traffic. Our programmable chassis, while interfacing with third-party decision-making software, will not require a steering wheel or any pedals and will execute driving operations solely via control by a computer program or AI software.

We are focused on continuous improvement in our technology through continued investment in research and development. We believe our ECV expertise, market focus, installed base of vehicles and know-how (including our smart driving capabilities), coupled with our dedication to research and development, will enable us to continue advancing our business.

Low Upfront Cost and Operating Costs to End-Users

Through our modular ECV design and unique business model, we are able to enter the ECV market with competitively priced products compared to our competitors in the ECV space. Our ECVs are designed with a proprietary, lightweight chassis structure, enabling us to use less steel and our ECVs to utilize less battery power than our competitors. Through our distributed manufacturing methodology, we can ship our vehicle kits for assembly (as opposed to completed vehicles), enabling shipment, in the case of the Metro®, of four ECVs per 40-foot ocean freight containers, resulting in lower transportation cost, and in some cases, lower import tariffs than fully assembled ECVs.

Furthermore, because our ECVs have fewer components and moving parts than their ICE counterparts, we believe the ongoing maintenance costs of our vehicles is low. In addition, engines in traditional ICE commercial vehicles typically have a 10-year life, whereas the motor in our ECVs are designed to last, on average, for more than 20 years. The lithium-ion batteries used in our ECVs have a useful life of approximately 2,000 charge-cycles, with each charge providing for a range, in the case of the Metro®, of approximately 124 miles per charge for a total range of approximately 248,400 miles over a battery’s useful life. Additionally, based on our collected data, the Metro® has a miles per gallon of gasoline equivalent (“MPGe”) of approximately 156 (equivalent to 4.875 miles per KWh).

Our Integrated Supply Chain

We have invested significant time and resources in developing a supply chain capable of providing all of the components and materials necessary to manufacture our ECVs. Our integrated supply chain is comprised of over 200 suppliers predominantly located in China. Generally, our suppliers undergo rigorous testing before we onboard them as a supplier, including quality and process auditing, product verification, regulatory compliance and reliability testing. Our suppliers must demonstrate that they can consistently deliver their specialized parts on time, while meeting our quality and product specifications. Many of our components are based on Cenntro-developed designs, and our suppliers are contractually restricted from selling our customized components to any third parties.

We plan to expand our supply chain as necessary to support our planned growth, including localizing our supply chain for certain key components of our ECVs in North America and the European Union. We have subcontracted all manufacturing processes of the ECV components for our Logistar™ 400, Neibor® 200, Logistar™ 200 and Terramak™ to our qualified suppliers, allowing us to further reduce our capital expenditure requirements and increase our focus on local assembly.

Our Network-Enabled Cloud Technology

Each of our ECV models are fitted with a networking device connecting the vehicle to our proprietary cloud-based software, which enables our end-users to collect data about vehicle configuration, vehicle status and user efficiency through a system of digitally enabled components, which we sometimes refer to as “smart components,” that we install in our ECVs. We believe the information collected on our cloud-based information database system provides significant benefits to our end-users. With over 100 different metrics capable of being measured through the use of smart components, our database allows end-users to track the performance of specific vehicle components and provides them insight into the reliability and efficiency of these components. In addition, this information allows end-users to monitor fleet operations and driver behavior, enabling them to efficiently manage their delivery performance and logistics. To the extent end-users provide our channel partners with access to this information, our channel partners may use this information to provide enhanced after-market servicing and support to their customers. We also believe this data may be valuable to end-users for insurance, financial and other purposes. Moreover, end-users are able to use our network to customize vehicle operations, including setting speed and boundary limitations, horn control, light control, and other controls that we believe enhance the safety and functionality of our ECVs.

Using our proprietary cloud-based software, we have analyzed over seven million miles of commercial use in China in order to improve our ECVs’ reliability and durability. With the permission of the end-users of the vehicles, we received data collected from approximately 950 Metro® units that we put into service through an affiliated company in the Chinese market. This data included vehicle-specific data collected for operational analysis (for example, total cumulative miles traveled or uptime before the failure of a specific component), which we used for instance to determine which of our components fails most often, which of our components fails first and for how long they were operational, in order to make improvements in the quality and durability of such components. We enable end-users to collect, store and analyze data using tools that we have developed but we do not have access to this end-user collected data unless we request and receive access from the end-user. We do not currently and do not intend to collect, use or store any vehicle-specific or driver-specific data in the future in any region.

Strategic Channel Partner Network

We have established our channel partner network to distribute our ECVs in a number of markets around the world. Through this network, we have engaged partners for local homologation, promotion, distribution, and service in the markets they serve, and, in a limited number of cases, assembly, upfitting and customization. All our channel partners sell fully assembled ECVs. In addition, channel partners that have established the capabilities to assemble our ECVs receive vehicle kits from us, assemble the vehicles and sell them locally in the country or region in which they serve under their brand. We refer to these channel partners as “private label.” Our channel partners include local businesses, dealers, distributors, auto repair shops and service providers, who purchase our fully assembled ECVs (other than the “private label” channel partners) and sell them in their respective local markets.

More specifically, we believe our channel partner network provides significant advantages to us as we are able to outsource the cost of marketing, distribution and maintenance (and in some markets, homologation) to businesses with local know-how in their respective markets and avoid the cost of developing this local know-how. As of November 30, 2021, we had established business relationships with 16 channel partners in 13 countries, including three “private label” channel partners in the United States and Germany.

Our Highly Skilled and Experienced Management Team

Our management team is led by Peter Z. Wang, our Chief Executive Officer and Chairman of the board of directors, who we refer to as our Chairman. Mr. Wang has extensive experience in the automotive and technology industries, having co-founded Sinomachinery Group (a diesel power system (engine and transmission) manufacturer) in 2006 and UTStarcom (a global telecom infrastructure provider), which went public in 2000. Mr. Wang was named as one of the Outstanding 50 Asian Americans in Business by Asian American Business Development Center in 2004, one of China’s 100 Most Innovative Businessmen by Fast Company Magazine in 2017 and one of the Most Intriguing Entrepreneurs by Goldman Sachs in 2019.

More specifically, our management team has significant experience in vehicle design, supply chain, logistics, quality control and process management. Our management is singularly focused on developing and manufacturing high quality, best-in-class, light- and medium-duty ECVs for the growing ECV marketplace and becoming a technology leader in the ECV market. Starting in 2013 with a simple idea, our management team has successfully designed energy efficient ECVs and associated technologies and established a broad supply chain to support our product growth.

Our Growth Strategy

We intend to be a leading global designer, developer and manufacturer of electric light- and medium-duty ECVs. The key elements of our growth strategy include:

Expand Our Channel Partner Network and Assembly and Supporting Facilities

As of November 30, 2021, we have established business relationships with 16 channel partners in 13 countries, including the United States, Germany, Korea, Spain, Italy and Mexico. We plan to expand our channel partner network and increase the number of our assembly facilities in the United States, the European Union and, in the long-term, Japan. As our channel partner network and Cenntro facility footprint grows, we expect to penetrate a broader segment of the global market and increase our sales volume and product offerings. We expect to add up to 16 additional channel partners in 2022.

In 2021, we opened a local assembly facility in Freehold, New Jersey for trial production of our Logistar™ 400 and Terramak™ vehicles. We also have established warehousing services with a logistics company in Budapest, Hungary to house spare parts for our Metro® models. We are in the process of establishing a local assembly facility in Dusseldorf, Germany, where we intend to assemble the Metro®, the Logistar™ 200 and the Neibor® 200 for distribution to our channel partners for sales within the European Union. We are also finalizing a lease agreement for our anticipated local assembly facility in Jacksonville, Florida, where we plan to assemble the Logistar™ 400 and the Terramak™ for distribution to our channel partners for sales in the North American market. We believe establishing a local assembly facility in Dusseldorf will provide us with access to well-established hardware and logistics systems and trained personnel.

We believe that augmenting our channel partner network, assembly facilities and support centers together with regionalizing our supply chain will enhance brand recognition, provide economic advantages and reduce time to market for our ECVs.

Regionalize Manufacturing and Supply Chain

We plan to regionalize the manufacturing and supply chain relating to certain key components of our ECVs, such as vehicle frames and battery packs, in the geographic markets in which our ECVs are sold. In the long-term, through our deep supply chain development know-how, we plan to geographically expand our supply chain to support our planned growth. More specifically, we intend to establish supply chain relationships in North America and the European Union to support our manufacturing and assembly needs in these markets, thereby reducing the time in transit and potentially the duties associated with importing our components and spare parts from China. We believe we can reduce the overall cost of ECV assembly in certain geographical markets by shifting to a “merge in transit” model, whereby component shipments from suppliers, including local market suppliers, are consolidated at our local assembly facilities for final ECV assembly, in contrast with our current model which integrates all components into vehicle kits or fully assembled vehicles in our manufacturing facilities in China. We believe that investing in the regionalization of our manufacturing and supply chain can ultimately provide significant benefits to us and our channel partners. We believe sourcing our ECV components and manufacturing, assembling and selling our ECVs regionally can help us reduce costs associated with import/export taxes and shipping, further reducing vehicle production costs. In addition, we believe that regionalizing our manufacturing and supply chain will help support and strengthen our brand in the markets in which our ECVs are sold, as our operations become integrated into those markets. We believe that our deep supply chain development know-how will provide us significant advantages; however, substantially all of our supply chain experience is limited to China. If we are unable to effectively manage the sourcing of our components and the responsiveness of our supply chain in areas outside of China, our business and results of operations may be harmed. It is also likely that in the early stages of our supply chain expansion, we can expect most component sources will be single-source suppliers in areas outside of China.

Expand Our Product Offerings

We began pilot production of our first-generation, U.S. Class 1 (0 – 6,000 lbs.), light-duty commercial vehicle, the Metro®, in 2018, and, as of November 30, 2021, we have sold approximately 2,300 units throughout Europe, North America and Asia and deployed approximately 1,300 additional units in China through affiliated parties. Utilizing our proprietary design and technology, we launched the Logistar™ 400 as a U.S. Class 4 (over 14,000 lbs.) medium-duty commercial vehicle in the United States in December 2021, the Neibor® 200, designed to meet the European Union and UK L7e Class requirements, in the European Union and the UK in December 2021, the Logistar™ 200, designed to meet the European Union N1 Class truck requirements, in the European market in December 2021 and the Terramak™, an off-road electric commercial vehicle, in the European Union and United States in December 2021. Our pipeline also includes the ePortee™ programmable chassis, which we also refer to as the Cenntro iChassis, which is expected to become commercially available in 2022.

Expand Market Breadth and Depth

We expect to increase our market share in the current markets where our ECVs are sold, while simultaneously penetrating new markets worldwide. As of November 30, 2021, we have sold the Metro® in over 16 countries throughout North America, Europe and Asia. We have homologated the Metro® in over 32 countries. We are currently targeting new markets where local governments have begun incentivizing a shift from ICEs to EVs. We intend to expand our reach in these markets with the efforts and market knowledge of our existing channel partners as well as by forming new partnerships and leveraging our increased brand recognition.

Autonomous Driving

We intend to continue to invest in chassis digitization and smart driving technology. We have developed the ePortee™, which we also refer to as the Cenntro iChassis, an open-platform and programmable vehicle chassis with digital control capabilities. The Cenntro iChassis is designed to act as a basic and core execution unit of an automated or autonomous driving vehicle. It includes application programming and communication interfaces that enable third-party autonomous driving vehicle developers to use this programmable chassis to develop various autonomous driving applications and fittings. We expect the Cenntro iChassis to become commercially available in 2022.

Our ECVs

The Metro®

We began pilot production of our first-generation U.S. Class 1 (0 – 6,000 lbs.), electric light-duty commercial vehicle, the Metro®, in 2018, and, as of November 30, 2021 have since sold approximately 2,300 units throughout Europe, North America and Asia, and put into service approximately 1,300 additional units in China through affiliated parties. The Metro® is a customizable ECV used in commercial applications such as city services (i.e., street cleaners, firetrucks, and garbage trucks) and last-mile delivery. The Metro® was “born electric,” meaning that, unlike many other ECVs that are converted from existing ICE designs, the Metro® was purpose-built from inception to be highly energy efficient and providing for a greater range, implementing a number of proprietary design elements, including a lightweight structure and efficient power system. The Metro® has been driven over seven million miles of commercial use by end-users in China alone.

The Metro® chassis is designed with a unique cab-forward feature. By moving the cab of the Metro® forward over the front wheels, we have been able to increase its cargo volume ratio and decrease the cost of materials used in its manufacturing. In addition, the chassis of the Metro® has been designed to support a variety of fittings, allowing the vehicle to be used for a number of different applications, which we believe is a feature rarely offered by other ECV manufacturers and gives us the opportunity to market the Metro® to a wider array of potential end-users.

The Metro® complies with, or is exempt from, all applicable vehicle safety standards related to light-duty commercial vehicles in North America, Mexico and the Asian and European countries in which it is sold. The Metro® has passed N1 homologation requirements in Asia. In the European Union, the original version of the Metro® was classified as an L7e vehicle and has passed the EU homologation requirements for this category. We have made improvements to the original Metro® design and added more components such as airbags, air conditioning and advanced brake systems. As a result, our new model of the Metro® does not meet EU L7e weight requirements and will instead be classified as an N1 vehicle. We have obtained EU Small Series Type Approval for our new model of the Metro® under N1 vehicle classification, which includes an annual sales limitation of 1,500 units into the European Union market (excluding sales by our “private label” channel partners in the European Union). However, since the Metro® is sold in the European Union through our channel partners and by one of our “private label” channel partners that sells under its own brand name as a proprietary vehicle, we will be able to sell as many as 3,000 units in the European Union annually. See “—Our Channel Partners and Channel Partner Network.” In the United States, the Metro® qualifies as a Neighborhood Electric Vehicle (an “NEV”) with low-speed modifications, and, as a result, is not required to pass the United States high speed front-end impact test. NEVs are built to have a top speed of 25 miles per hour (40 km/h) and have a maximum loaded weight of 3,000 lbs. (1,400 kgs) and are classified by the United States Department of Transportation as low-speed vehicles. This qualification generally limits the Metro® to roads with posted maximum speed limits of 35 miles per hour (56 km/h). Under the EU Small Series N1 Type Approval, the Metro® does not have comparable speed limitations in the European Union.

Our lightweight chassis structure and cab-forward design of the Metro® enable greater payload and cargo volume with lower vehicle weight and smaller vehicle size, compared to other like-size ECVs. Our modular vehicle design enables us to manufacture a wide range of variations of Metro® models around a uniform chassis structure.

We currently offer two basic models of the Metro®: the Metro® – 100 and the Metro® – 200. The primary differences among these models are the battery capacity (13–25.92 Kwh) and the driving range (100-200 km per battery charge). The following table sets forth product specifications for each of the current Metro®’s two basic models:

METRO® SPECIFICATIONS
Model	Metro®-200	Metro®-100
Dimensions (mm)	3910x1400x1905	3910x1400x1905
Payload Capacity (kg)	500	500
Cargo Volume (m3)	3.8	3.8
Max Speed (Km/h)	85	85
Range (Km)	200	100
Turning Radius (mm)	4200	4200
Gradeability (%)	20	20
Battery Type	Lithium-ion	Lithium-ion
Battery Capacity (Kwh)	25.92	13
Nominal Power (Kw)	12	12
Peak Power (Kw)	24	24

Our total revenues for sales of the Metro® was $4.8 million and $3.2 million for the years ended December 31, 2020 and 2019, respectively, and $2.0 million for the six months ended June 30, 2021, which accounted for 87.9% and 88.5% of total revenues for the years ended December 31, 2020 and 2019, respectively, and 81.7% of total revenues for the six months ended June 30, 2021. Our total revenue for sales of the Metro® was $5.2 million for the 11 months ended November 30, 2021.

Logistar™ 400

The Logistar™ 400 is a medium-duty electric commercial truck designed to meet the delivery requirements of tier 1 logistics companies as well as upfitters. The Logistar™ 400 is a U.S. Class 4 (over 14,000 lbs.) truck under U.S. truck classification. It can be configured as a delivery van or a shuttle bus or equipped with a cargo box or a truck bed. In addition, the Logistar™ 400 can be upfitted for different applications of city service, such as a vending truck, fire truck, garbage truck and repair truck. We expect that the most common use of the Logistar™ 400 will be for intra-city delivery.

LOGISTAR™ 400 SPECIFICATIONS*
Dimensions (LxWxH)	5998x2060x2730mm		236x81x107.5in
Cargo Box Size (LxWxH)	3750x2060x1900		147.6x81x74.8in
Cargo Capacity	18M3		636FT3
Max Speed	90km/h		56mile/h
Wheelbase	3600mm		141.7in
Payload	2470kg		5446lb
Gradeability		25%
Max Range NEDC	300km		186mile
Gross Vehicle Weight Rate	6500kg		14,333lb
Nominal Power		60kw
Peak Power		100kw
Battery Type		LiFePO4
Battery Capacity		127kwh

*	Exact specifications are subject to change and may differ from those disclosed above.

The Logistar™ 400 has a cargo volume of 18 cubic meters or 630 cubic feet (over three times the cargo volume of the Metro®) and a payload capacity of 2.745 tons (over seven times the payload capacity of the Metro®). We completed the homologation process for the Logistar™ 400 in the United States in the third quarter of 2021. The Logistar™ 400 became commercially available in North America in December 2021.

Neibor® 200

We have developed the Neibor® 200, a small truck that is designed to meet the European Union and the UK’s L7e (Heavy Quadricycle) qualification. The Neibor® 200 is designed for short distance delivery in narrow city streets and is expected to be used mainly for city delivery and last-mile delivery, and to a lesser extent by tradespeople. Unlike sales of the new model of the Metro® into the EU and UK markets (under Small Series Type Approval under the N1 designation, as discussed above), we do not expect the Neibor® 200 to be subject to any annual sales limitations in the European Union or in the UK. We completed the product prototype of the Neibor® 200 in March 2021. We homologated the Neibor® 200 in the European Union and it became commercially available in the EU market in December 2021. We plan to assemble the Neibor® 200 in our Chinese facilities and in Dusseldorf, Germany (once our facility is operational) for sale in the European Union, respectively.

NEIBOR® 200 SPECIFICATIONS*
Dimensions (LxWxH)	3400x1480x1490mm		133x58x59in
Cargo Box Size (LxWxH)	1450x1480x1300		57x58x51in
Cargo Capacity	2.8M3		100FT3
Max Speed	80km/h		50mile/h
Wheelbase	2240mm		88in
Payload	450kg		992lb
Gradeability		25%
Max Range NEDC	120km		75mile
Gross Vehicle Weight Rate	1,110kg		2,448lb
Nominal Power		12kw
Peak Power			20kw
Battery Type		LiFePO4
Battery Capacity		10kwh

*	Exact specifications are subject to change and may differ from those disclosed above.

Logistar™ 200

To complement the Neibor® 200 in the European Union, we have also designed a larger ECV model, the Logistar™ 200. The Logistar™ 200 is designed to qualify as an N1 category truck in the European Union and will be available in two models, each specialized for last-mile delivery, city delivery and city services. We have homologated the Logistar™ 200 in the European Union and it became commercially available in the EU market in December 2021.

LOGISTAR™ 200 SPECIFICATIONS*
Dimensions (LxWxH)	4770x1677x2416mm		133x58x59in
Cargo Capacity (cargo box)	7.8M3		100FT3
Max Speed	80km/h		50mile/h
Wheelbase	3050mm		88in
Payload	1000kg		992lb
Max Range NEDC	255km		75mile
Gross Vehicle Weight Rate	2,600kg		2,448lb
Peak Power		50kw
Battery Type		LiFePO4
Battery Capacity		39.9kwh

*	Exact specifications are subject to change and may differ from those disclosed above.

Terramak™

We designed the Terramak™ as an electric off-road commercial utility vehicle. The Terramak™ has a payload capacity up to 2,756lb (or 1,200kg), which we believe to be greater than the majority of currently available, off-road utility vehicles. The maximum speed of the Terramak™ is 65 km/h, which we believe is sufficient for off-road applications. We expect the Terramak™ to be used on farms, vineyards, golf courses, college campuses, parks, warehouses, industrial parks, and for other off-road applications. Because the Terramak™ is an off-road ECV, it is not subject to regulations by the Department of Transportation or NHTSA (National Highway Traffic Safety Administration). The Terramak™ became commercially available in the United States and the European Union in December 2021.

TERRAMAK™ SPECIFICATIONS*
Dimensions (LxWxH)	3800x1575x1890mm		150x62x74in
Truck Bed Size (LxWxH)	2000x1575x520		78.7x62x20.5in
Cargo Capacity	1.64M3		57.85FT3
Max Speed	65km/h		40mile/h
Wheelbase	2500mm		98.4in
Payload	800/1200kg		1764/2756lb
Gradeability		26%
Max Range NEDC	80km		50mile
Gross Vehicle Weight Rate	4180/4580kg		9,217/10,099lb
Nominal Power		10kw
Peak Power		15kw
Battery Type		LiFePO4
Battery Capacity		10/15kwh

*	Exact specifications are subject to change and may differ from those disclosed above.

Each of the Logistar™ 400, Neibor® 200 and Logistar™ 200 can be driven on all public roads, other than freeways in the case of the Neibor® 200.

Our Future Programmable Chassis

ePortee™ or Cenntro iChassis

We have developed the Cenntro iChassis, an open-platform and programmable chassis product. The Cenntro iChassis is designed to act as a basic and core execution unit of an automated or autonomous driving vehicle. It includes application programming and communication interfaces that enable third-party autonomous driving vehicle developers to use this programmable chassis to develop various autonomous driving applications and fittings. We have designed the Cenntro iChassis to be able to execute commands received from an open-platform system, taking such actions as turning direction, accelerating, braking, reversing and activating lights. When combined with detection capabilities, a proprietary (or open source) driving system and configuration upfitting, the Cenntro iChassis can be integrated into a completed vehicle for various automated and autonomous driving applications, such as autonomous delivery, vending, cleaning, patrolling and other automated applications.

We anticipate that third-party developers will integrate detection devices and develop their own proprietary decision-making software or use open-source software to allow for autonomous driving using the Cenntro iChassis. We expect that the Cenntro iChassis will be commercially available in 2022.

Features of our ECVs

Lightweight Chassis

Our proprietary lightweight chassis designs are the building blocks of our ECVs. While most ECV makers today use existing chassis designs borrowed from their ICE vehicle lines, which are relatively heavier, the lightweight of our chassis promotes energy efficiency and greater range. We utilize structurally sound, lightweight and stronger steel materials in the manufacturing of our chassis for various models and have designed a structure with the aim to minimize unnecessary weight while not sacrificing structural integrity under driving stresses. These materials allow for lower overall vehicle weight, which reduces required energy consumption per mile and increases battery efficiency.

Customizable

We design our ECVs to be used in a variety of end-market applications, which we believe is a feature generally not offered by other vehicle manufacturers. In addition to being used as delivery vehicles, the Metro® has been, and we expect that our new ECV models (other than the Terramak™) will be, customized as a small firetruck, street sweeper, vending truck, and ad displayer, among other end-market applications. We are able to share these customization options with our channel partners, which can be used to expand their potential customer base and product offerings.

Low Voltage Driving System

We have adopted a low voltage (below 108 volts) power system in our Metro®, Neibor® 200 and the Terramak™ models, which offer a number of important advantages over the high voltage power systems (greater than 324 volts system) usually used in high speed (greater than 85 km/h) passenger cars. We believe low voltage power systems provide the following advantages:

●	Safety: lower voltage systems are safer to manufacture, repair, and navigate in the event of an on-road emergency;

●
Charging Flexibility: lower voltage vehicles can be charged anywhere with a wall outlet and do not need a high-voltage charge station. In addition, some of our Metro® units have been deployed for a trial period with a battery swap feature that we have co-developed with one of our channel partners. This feature is designed to reduce the waiting time on recharging and extend operational time of the vehicle, opening up greater market opportunities. We launched the battery swap feature in certain limited markets in the European Union and may deploy this feature more broadly after we have completed market testing;

●	Low Cost: lower voltage parts are more price competitive than higher voltage parts, with greater availability in the market; and

●	Reliability: lower voltage systems operate more reliably and safely than higher voltage systems and are easier to maintain.

Technology

Our technology is at the core of what we believe positions us to effectively compete in the ECV market. Since inception in 2013 through June 30, 2021, we have spent over $74.0 million in research and development activities related to our operations, developing various technologies and advancements, including the following:

Vehicle Control Unit

We have developed a proprietary VCU that allows for vehicle status awareness and vehicle operation control capabilities. We have designed our VCU to integrate the various sub-control systems and embedded systems on our ECVs into a single module, which oversees and controls vehicle operations such as monitoring, driving, alarming, communication, display, positioning, and entertaining, among other functions. Our VCU allows end-users to connect their ECV fleet to a vehicle management system in order to monitor fleet operations and driver behavior, enabling them to efficiently manage their delivery performance and logistics. Through the VCU interface, end-users are able to customize vehicle operations, including setting speed and boundary limitations, horn control, light control, and other controls which we believe enhance the safety and functionality of our ECVs. With the permission of the end-users of the vehicles, we received data collected from approximately 950 Metro® units that we put into service through an affiliated company in the Chinese market. This data included vehicle-specific data collected for operational analysis (for example, total cumulative miles traveled or uptime before the failure of a specific component), which we used for instance to determine which of our components fail most often, which of our components fail first and for how long they were operational, in order to make improvements in the quality and durability of such components. We enable end-users to collect, store and analyze data using tools that we have developed but we do not have access to this end-user collected data unless we request and receive access from the end-user. We do not currently and do not intend to collect, use or store any vehicle-specific or driver-specific data in the future in any region.

We have developed and tested an SOC prototype that is designed to integrate all the software controlling functions into a controlling chip to eliminate the printed circuit board (PCB) of the VCU, improve the controlling stability, ease maintenance and lower costs. While our VCUs do not currently include the SOC, we intend to incorporate the SOC as our volume of ECV production and sales grow and production of the SOC becomes commercially viable.

Vehicle Digitization

To achieve intra-vehicle communication, optimal status awareness and digital control, we have developed a system of smart components and a unique vehicle bus, which is a specialized internal communication network that interconnects the vehicle’s components and allows two-way communication between each “smart” component and an end-user’s vehicle management system. This form of vehicle digitization provides the end-user the ability to monitor the status and direct actions of each smart component. For electronic components, we use digital signal technology to provide for data transmission from the component, however, for non-electronic components, such as a tire or axle, we have developed a patented vibration technology to allow for such communication. We believe our vibration technology is more reliable and cost-effective than the sensor technology often utilized by other vehicle manufacturers to provide for non-electronic component communication.

Programmable Chassis

Using our developments in vehicle digitization and smart components, we have developed the Cenntro iChassis, a programmable chassis with digital control capabilities. The Cenntro iChassis is an open-platform and programmable chassis, designed to act as a basic and core execution unit of an automated or autonomous driving vehicle, able to integrate into a completed vehicle for various automated and autonomous driving applications, such as autonomous delivery, vending, cleaning, patrolling and other automated applications. We have designed the programmable chassis to be able to execute commands received from an open-platform system. Our proprietary chassis design is capable of automated acceleration, braking, steering, signaling and multi-directional driving. We anticipate that third-party developers will integrate detection devices and develop their own proprietary decision-making software or use open-source software to allow for vehicles based on our programmable chassis to be driven autonomously.

Autonomous Driving

During the third quarter of 2018, we successfully tested an autonomous driving delivery truck on the streets of Shengzhou City, China with real traffic during daytime hours. This autonomous driving delivery truck was developed using our proprietary chassis technology, which we integrated with a third-party developer’s detection devices and decision-making systems. Although we have not commercially deployed or made available our programmable chassis and autonomous driving delivery truck for marketing or distribution, we have sold our programmable chassis to four developers of autonomous driving vehicles in China and in the United States.

Manufacturing

While we rely on our supply chain to manufacture many of the components of our ECVs, we currently manufacture three of the most important components of our Metro® – the chassis, driving cab and wire harness – at our facility in Changxing, China. The chassis and driving cab are manufactured by us using laser cutting, robotic welding, and third-party coating processes. After production, we install the final electronic components and other component parts to complete the chassis and driving cab. The wire harness, which acts as the nervous system of our ECVs, is manufactured by us with digital signal receivers rather than analog, carrying signals and information to and from component parts, as well as our cloud-based information database. All manufacturing processes of the ECV components and vehicle kits for each of our four new ECV models will be subcontracted to our qualified suppliers and manufacturing partners, respectively, allowing us to further reduce our capital expenditure requirements in order to execute on our light-asset distributed manufacturing business model and methodology.

Distributed Manufacturing Methodology

Through our innovative distributed manufacturing methodology, we currently manufacture and integrate our ECVs as vehicle kits, which then can be exported for assembly in our target markets or assembled in our assembly facilities and exported as fully assembled vehicles. Our ECVs are designed using a “modular” method, allowing for simple assembly processes and eliminating the need for acquiring and maintaining heavy and expensive assembly equipment at the assembly stage. Prior to 2021, the majority of our ECVs were either fully assembled for export in our Changxing facility or shipped as vehicle kits for local assembly by our “private label” channel partners for sale in local markets. In 2021, we opened a local assembly facility in Freehold, New Jersey to assemble our Logistar™ 400 and Terramak™ vehicles for trial production. Our Freehold facility will be used only for trial assembly. During 2022, we expect to assemble less than 200 vehicles at this facility. To meet our anticipated demand in the United States, we are in the process of finalizing a lease agreement for a 100,000 square foot assembly facility in Jacksonville, Florida. We expect to begin assembling vehicles at this anticipated Jacksonville facility in early 2022. We expect the Jacksonville facility to have an annual assembly capacity of at least 10,000 vehicles per year. Additionally, we are in the process of establishing a local assembly facility in Dusseldorf, Germany, where we intend to assemble the Metro®, the Neibor® 200 and the Logistar™ 200 for distribution to our channel partners for sales within the European Union. Prior to the regionalization of our supply chains, we plan to utilize our anticipated Jacksonville, Florida and Dusseldorf, Germany facilities to assemble vehicle kits that we manufacture in our facilities in Changxing or that our manufacturing partners will manufacture at their facilities. We plan to open our Dusseldorf, Germany facility by the middle of 2022. We expect the Dusseldorf facility to have an annual assembly capacity of at least 10,000 vehicles per year. We are currently in discussions with a potential third-party assembler in Germany to help us meet production demands related to our ECVs for the European market before our Dusseldorf facility becomes fully operational. In the long term, once we have successfully regionalized our supply chains for our various components, we intend to shift manufacturing and assembly of our ECVs for marketing in the United States and the European Union to local facilities in the United States and Germany, respectively.

Our Integrated Supply Chain

We have invested significant time and resources in developing a supply chain capable of providing all of the components and materials necessary to manufacture our ECVs. Our integrated supply chain is comprised of over 200 suppliers predominantly located in China. Our vehicle designs share many of the same component parts, including the battery module, battery control, motor control and vehicle control, allowing us to achieve significant cost efficiencies in our supply chain. Generally, our suppliers undergo rigorous testing before we onboard them as a supplier, including quality and process auditing, product verification, regulatory compliance and reliability testing. Our suppliers must demonstrate that they can consistently deliver their specialized parts on time, while meeting our quality and product specifications. Many of our components are based on Cenntro-developed designs, and our suppliers are contractually restricted from selling our customized components to any third parties.

Currently, materials and components for our ECVs are shipped to our Changxing facilities where we manufacture key components of our Metro® and integrate vehicle kits for assembly and shipment. Since substantially all of our manufacturing to date has been conducted through our facilities in China, sourcing our components in China has been more cost-effective than sourcing components outside of China, and we believe it has reduced risks arising from shipping delays and importing inefficiencies.

In the long-term, through our deep supply chain development know-how, we plan to geographically expand our supply chain to support our planned growth. More specifically, we intend to establish supply chain relationships in North America and the European Union to support our manufacturing and assembly needs in these markets, thereby reducing the time in transit and potentially the duties associated with importing our components and spare parts from China. We believe we can reduce the overall cost of ECV assembly by shifting to a “merge in transit” model, whereby component shipments from suppliers, including local market suppliers, are consolidated at our local assembly facilities for final ECV assembly.

Historically, we have generally obtained components from multiple sources whenever possible, similar to other automobile manufacturers. However, certain components used in our ECVs are purchased from a single-source, which we refer to as our single-source suppliers. For example, while several sources for the airbag module in the Metro® are available, we currently have only one supplier for this component. To date, we have not qualified alternative sources for most of the single-sourced components used in our vehicles and we generally do not maintain long-term agreements with our single-source suppliers. We do not anticipate that finding qualified alternative sources for any particular component, including single-source supplier components, will be a material concern. For our new ECV models, we anticipate that in the short term, we will source substantially all components from single-source suppliers due to volume limitations and efficiency concerns.

We use various raw materials in our business including aluminum, steel, carbon fiber, non-ferrous metals such as copper, lithium, nickel and cobalt, as well as key component inputs such as semiconductors. The prices for these raw materials and key components fluctuate depending on market conditions and global demand. We believe that we have adequate supplies or sources of availability of the raw materials necessary to meet our manufacturing and supply requirements. There are always risks and uncertainties, however, with respect to the supply of raw materials that could impact their availability in sufficient quantities or reasonable prices to meet our needs. During 2021, the automotive industry has experienced a shortage of semiconductors due to a spike in demand and a series of supply chain issues.

We have implemented enterprise resource planning and management software (the “ERP system”) to automate our procurement and inventory processes and integrate them with our financial accounting functions. We plan to make additional investments in our management systems to support further growth in our operations. Our current ERP system has multilingual capability and is utilized across the Company by each of our subsidiaries, branches and facilities globally.

Battery Systems

Our ECVs utilize a lithium-ion battery. Currently, all of our lithium-ion batteries for the Metro® are supplied by Zhejiang Gushen Technology Co. Ltd. (Gushen or Godsend), a Chinese battery manufacturer. We expect Godsend to continue to supply substantially all of the batteries for our Metro®; however, we intend to source our batteries from other suppliers, including suppliers in the United States and the European Union once available, for the Logistar™ 400, Neibor® 200, Logistar™ 200 and Terramak™. Typically, the battery supplier provides us with a five-year/200,000 kilometers warranty on the batteries we purchase. Our lithium-ion batteries have two ways to charge – slow charging from a regular power outlet, which is only available in ECVs utilizing a low voltage power system (i.e. the Metro®, Neibor® 200 and Terramak™) and fast charging from an ECV charging station. In addition, some of our Metro® units have been deployed for a trial period in Czech Republic with a battery swap feature that we have co-developed with one of our channel partners. This feature is designed to reduce the waiting time on recharging and extend operation time of the Metro®, opening up greater market opportunities. We may deploy this feature more broadly after we have completed testing.

ECVs that run on lithium-ion battery electric power can experience battery capacity and performance loss over time, depending on the use and age of the battery. We anticipate the battery capacity in our ECVs will decline over time as the battery deteriorates. Other factors such as usage, time and stress patterns may also impact the battery’s ability to hold a charge, which would decrease our ECVs range. For example, depending on the battery chemistry of the specific cells inside a vehicle battery pack, after approximately 1,000 to 1,500 charge and discharge cycles, energy capacity retention is about 80%. In moderate weather conditions, a fully charged battery sitting idle can lose about 2% to 5% of its charge over a 30-day period.

Logistics

Currently, all of the components we purchase from our supply chain for the Metro® are shipped to our facilities in Changxing, China, where they are stored in our logistics warehouse. We inspect and verify all shipments, and any unacceptable components are shipped back to the relevant supply chain provider. Once a Metro® vehicle kit is completed, we individually pack the chassis and cab into separate steel shipping frame containers for protection, the vehicle accessories are packed into a carton box and the tires onto standard shipping pellets. Once the completed vehicle kit is ready for shipping, we typically load them into 40-foot transport containers to be shipped via ocean freight to their intended destinations. Each 40-foot container can hold up to, in the case of the Metro®, four completed vehicle kits, resulting in lower transportation costs, and in some cases, lower import tariffs than fully assembled vehicles. The ocean freight shipping process takes approximately 10 to 35 days depending on the destination, with up to an additional week for unloading and inland shipping for the vehicle kit to reach its final destination. In 2021, we recently opened a local assembly facility in Freehold, New Jersey for the trial production of our Logistar™ 400, and Terramak™ vehicles. We are in the process of establishing a local assembly facility in Dusseldorf, Germany, where we intend to assemble the Metro®, the Logistar™ 200 and the Neibor® 200 for distribution to our channel partners for sales within the European Union. We are also finalizing a lease agreement for our anticipated local assembly facility in Jacksonville, Florida, where we plan to assemble the Logistar™ 400 and the Terramak™ for distribution to our channel partners for sales in the North American market. We also have established warehousing services with a logistics company in Budapest, Hungary to house spare parts for our Metro® models. We believe the regionalization of our manufacturing and assembly processes will significantly reduce shipping costs and import/export duties for our ECVs.

Our Channel Partners and Channel Partner Network

Our channel partner network is a pillar of our business model and further differentiates us from our traditional vertically integrated competitors. We promote and sell our ECVs in North America, the Europe Union and Asia through our channel partner network. Since our business model is “Business-to-Business,” we generally do not directly interact with the customers of our channel partners, who we refer to as the “end-users” of our ECVs, and substantially all marketing and sales of our ECVs are handled through our channel partners. We focus our efforts on locating potential business partners who may be interested in joining our channel partner network and act as regional partners in the promotion, sale, distribution and servicing of our ECVs in their local markets. In the future, we may transact directly with delivery service companies to provide our ECVs for their delivery fleets.

Our channel partner network includes relationships with three channel partners that sell proprietary versions of our Metro® model under their own brand name. These “private label” channel partners include Ayro, Inc. (“Ayro”), Tropos Technologies, Inc. (“TMI”) and Tropos Motors Europe GmbH (“TME” and, together with TMI, “Tropos”).

Pursuant to a manufacturing license agreement, Ayro markets a model ECV called the “411” that we manufacture in China and ship to Ayro in vehicle kits. We own the design of the Ayro 411, which is substantially based on our Metro® model, and license to Ayro the right to market and distribute the licensed product. Ayro assembles the “411” units at their own facilities, then markets and services such vehicles similar to our other channel partners. Ayro currently has exclusive distribution and service rights to the 411 in a number of jurisdictions in the United States. Through our partnership, we also invested in Ayro and, as of June 30, 2021, own approximately 2.03% of the common stock of Ayro.

Pursuant to our agreements with TMI and TME, we produce and ship vehicle kits of a line of proprietary Tropos ECV models based on the Metro® called the ABLE. In designing the ABLE, Tropos included features to distinguish it from the Metro® and Ayro 411.

In our view, we do not compete with our “private label” channel partners for market share between sales of the Metro® (through other channel partners) and sales of their respective proprietary vehicles, the 411 and the ABLE. Rather, we view our “private label” channel partners as our customers and distributors. We believe the sale of ECVs that we design and manufacture by our “private label” channel partners enhances the overall market acceptance of ECVs in general and provides us with an additional path to sell our ECVs into a given market. Our “private label” channel partners do not manufacture and distribute the Metro®. However, Ayro currently has exclusive rights to market its 411 model in North America and TME currently has exclusive rights to market the ABLE in Germany, Austria, Belgium, Luxemburg, Switzerland and Liechtenstein.

While we develop, design and manufacture ECVs, our channel partners are responsible for marketing, sales, financing, distribution, after-market support and vehicle servicing. Currently, our “private label” channel partners are also responsible for assembly of our vehicle kits into fully assembled ECVs, but substantially all of our channel partners receive fully assembled ECVs from our manufacturing facilities. Due to these assembly responsibilities, the “private label” channel partners are typically the manufacturer of record of our ECVs. By 2022, we expect that all of our ECVs in the North American and European Union markets will be assembled by our own local assembly facilities with the exception of the vehicles assembled by our “private label” channel partners, while our channel partners will focus on market promotion, product distribution and vehicle service. Our channel partners, in certain target markets, also are responsible for vehicle homologation.

The length of time to onboard a channel partner is dependent on their role. Onboarding for “private label” channel partners that assemble and upfit their own branded versions of our ECVs can take up to two years from the time that we contract with them until the time they are selling ECVs as these channel partners need to establish and become familiar with our assembly technology and processes. In contrast, onboarding for a channel partner that does not intend to assemble our vehicles on site may take up to one year or as little as six months from contract to sale, depending on their familiarity with electric commercial vehicles and the types of services they will provide. We believe that establishing our own local assembly facilities has the benefit of facilitating the growth of our channel partner network by reducing onboarding time.

We provide a warranty program to our channel partners intended to cover defects in certain parts of our ECVs such as the chassis, brake system, electric systems, battery and power train. Our warranty obligations generally extend for a period of one to two years beginning on the day the ECV is sold to the end-user, unless a longer period is required, for instance pursuant to European regulations. Our “private label” channel partners who currently assemble our ECVs are generally required to indemnify us against claims for any liability that arises due to workmanship by the “private label” channel partners with respect to the Metro®. We believe our channel partners maintain comprehensive liability insurance for defects related our ECVs.

While we generally own all intellectual property rights including patents, patent applications, design rights, trade secrets and technical data related to the design and manufacturing of our ECVs, certain of our channel partners have been granted licenses to use our intellectual property subject to our approval. We have agreed to indemnify our channel partners from third-party claims relating to infringement concerning our intellectual property.

We believe our channel partner network provides significant advantages to us as we are able to outsource the cost of marketing, distribution and maintenance (and in some markets, homologation) to businesses with local know-how in their respective markets and avoid the cost of developing this local know-how. Our channel partner network provides significant advantages to our channel partners because they avoid the time and capital associated with vehicle design, the development of manufacturing processes and the establishment of a supply chain. In addition, our channel partners have access to customized fittings for our ECVs, allowing them to potentially expand their existing market and increase sales.

As of November 30, 2021, we had established business relationships with 16 channel partners in 13 countries, including three “private label” channel partners in the United States and Germany. We expect to add up to 16 additional channel partners in 2022.

The table below sets forth all 16 of our channel partners, the 13 countries in which they operate and the service they provide throughout our channel partner network, as of November 30, 2021.

Channel Partner	Country	Service Provided
Atlas Precision Products, Inc.	United States	Upfitting & Distribution
Ayro, Inc.	United States	Assembly & Distribution
Battswap CZ, s.r.o.	Czech Republic	Distribution
DAISO COMERCIALIZADORA S.A. DE C.V.	Mexico	Distribution
Group Invicta Motor	Spain	Distribution
HW Electric	Japan	Distribution
JINWOO SMC CO., LTD	Korea	Upfitting & Distribution
Lift Safe Ltd	United Kingdom	Distribution
Magnum	India	Distribution
Paver	China	Distribution
Scoobic Group	Spain	Distribution
Sitcar Italia Srl	Italy	Distribution
Tree Movement Malaysia Sdn Bhd	Malaysia	Distribution
Tropos Motor Europe	Germany	Assembly & Distribution
Tropos Technologies, Inc.	United States	Assembly & Distribution
Upsilon Resources Pte Ltd	Singapore	Distribution

For the year ended December 31, 2020, Tropos, Upsilon Resources Pte Ltd and Ayro represented approximately 58%, 13% and 11% of our net revenues, respectively. For the six months ended June 30, 2021, Tropos, Ayro and JINWOO SMC Co., Ltd represented approximately 55%, 21% and 12% of our net revenues, respectively. For the year ended December 31, 2020 and the six months ended June 30, 2021, our channel partners purchased approximately 589 and 273 ECVs from us, respectively. As of November 30, 2021, we had approximately 710 ECVs on backlog, through non-cancelable committed orders with deposits.

Quality Control

Our quality control efforts are divided between product quality, supplier quality, and channel partner quality. Our product quality and supplier quality efforts are focused on designing and manufacturing products and processes with high levels of reliability. Our product quality engineers work with our engineering team and our suppliers to confirm that the product designs meet functional specifications and durability requirements. Our supplier quality engineers work with our suppliers to ensure that their processes and systems are capable of delivering the parts we need at the required quality level, on time, and on budget. Our quality systems engineers create and manage our systems, such as configuration management and corrective action systems, to help ensure product developers, supply chain managers, and production controllers have the requisite product information.

Our channel partner quality control efforts are focused on monitoring the marketing, sales, repair and other processes (including, some limited cases, assembly) to ensure they meet standards. Prior to selling our ECVs, our “private label” channel partners and manufacturing partners undergo performance testing designed to ensure they can assemble our ECVs correctly, timely and otherwise to standards mandated by the respective countries in which the ECVs are sold. We conduct routine monitoring and compliance audit activities to make sure such channel partners (and manufacturing partners) continue to meet our standards once in operation.

Facilities

We currently lease six facilities located in the United States, Germany and China. One of our existing United States facilities located in Freehold, New Jersey, is approximately 9,750 square feet and is used primarily for offices and warehousing. Our second existing facility in Freehold, New Jersey is approximately 2,600 square feet and is used for the trial production of our Logistar™ 400 and the Terramak™. Our two China facilities are located in Hangzhou and Changxing, China. Our Changxing facility is approximately 165,800 square feet, and is primarily used for engineering, production of vehicle kits of the Metro® and assembly of certain ECV models for export and logistics operations. Our Hangzhou facility is approximately 15,456 square feet, and is primary used as a regional headquarters, as well as for research and development, supply-chain management, and sales operations. We are in the process of establishing a local assembly facility in Dusseldorf, Germany, where we intend to assemble the Metro®, the Logistar™ 200 and the Neibor® 200 for distribution to our channel partners for sales within the European Union. We are also finalizing a lease agreement for our anticipated local assembly facility in Jacksonville, Florida, where we plan to assemble the Logistar™ 400 and the Terramak™ for distribution to our channel partners for sales in the North American market. Each of our facility in Dusseldorf and our anticipated facility Jacksonville are expected to produce up to 10,000 ECV units per year.

Intellectual Property

Our success depends, at least in part, on our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of patents, patent applications, trade secrets, including know-how, employee and third-party nondisclosure agreements, copyright laws, trademarks, intellectual property licenses and other contractual rights to establish and protect our proprietary rights in our technology. As of June 30, 2021, we had 132 discovery patents, nine design patents and 104 innovation patents granted by the Chinese Patent Office, and 11 innovation patent applications and 56 discovery patent applications pending in the Chinese Patent Office (including seven currently pending PCT patents), covering our technological innovations relating to power systems, vehicle electronics and structure, production processes and other new technologies. Apart from our pending PCT patents (which, if granted, will provide reciprocal protection under the treaty jurisdictions of the Patent Coordination Treaty), substantially all of our patents are granted under PRC law and have not been given reciprocal treatment and protection under the laws of either the United States or the European Union. Our issued patents will begin to expire in April 2024. We intend to continue to file additional patent applications with respect to our innovation and know-how. We also intend to continue to apply for more PCT patents in the ordinary course. We do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims. Even if granted, there can be no assurance that such patents will provide us with adequate protection.

Competition

Currently, there are relatively few global competitors in the light- and medium-duty ECV market. However, with the expected growth of last-mile delivery and city delivery services, new regulatory requirements for vehicle emissions, technological advances and shifting consumer demands, we expect increased competition in the ECV market. For example, Workhorse and Daimler have introduced their first light-duty ECV models in the United States, and Rivian, Nikola, Via, Nissan, Ford and GM are expected to launch light-duty ECVs in the United States in the next several years. The European light-duty commercial market is more developed, with light-duty ECV models currently being sold by Fiat Group, Renault, DHL, Piaggio, StreetScooter and other vehicle manufacturers. We believe the primary competitive factors between companies in the light- and medium-duty ECV market include:

●	Total cost of ownership (including lower up-front costs);

●	Availability of proprietary charging network;

●	Product performance and uptime;

●	Vehicle quality, reliability and safety;

●	Technological innovation; and

●	Service options.

Traditional ICE manufacturers and new entrants in the ECV market may have higher brand name recognition, greater capital resources and longer operating histories than we do. Nonetheless, we believe we have the benefit of lower operating costs to our end-users as well as superior core technology, which we believe are advantageous when introducing new technology. We cannot provide assurances that our competitors will not build ECVs that favorably compete with our ECVs, or that end-users will choose our ECVs over those of our competitors.

Governmental Regulations

Vehicle Safety and Testing Regulations and Standards

Our ECVs are subject to, and are designed to comply with, numerous regulatory requirements and industry standards established by the U.S. Department of Transportation (“DOT”), National Highway Traffic Safety Administration (“NHTSA”). These include early warning reporting requirements regarding warranty claims, field reports, death and injury reports; foreign recalls; owner’s manual requirements; and various Federal Motor Vehicle Safety Standards (“FMVSSs”), established by the NHTSA.

Examples of the FMVSSs that apply to our vehicles include:

●	FMVSS No. 210 (Seat Belt Assemblies and Anchorages) — Performance and equipment requirements to provide effective occupant protection by restraint and reducing the probability of failure.

●	FMVSS No. 302 (Flammability of Interior Materials) — Burn resistance capabilities of materials used in the occupant compartments of motor vehicles.

●	FMVSS No. 305 (Electrolyte Spillage and Electrical Shock Protection) — EV safety and battery retention following specified crash tests.

In addition to the FMVSSs, we also design our vehicles to meet the requirements of the DOT’s Motor Carrier Safety Administration (“FMCSA”), which has numerous Federal Motor Vehicle Carrier Safety Requirements (“FMCSRs”) that apply to our vehicles. These include specifications and requirements applicable to auxiliary lamps, speedometers, and step, handhold, and deck placement.

Our ECVs sold in the European Union require type approval to confirm that they meet a minimum set of regulatory, technical and safety requirements. Our ECVs are subject to the European Community Whole Vehicle Type Approval framework regulations set out in EU Regulation 168/2013, which applies to L7 vehicles, and EU Regulation 2018/858, which applies to certain vehicles of Categories M, N and O, including the N1, which applies to light vehicles.

The current version of the Metro® meets European Union L7e requirements for a quadricycle and we have obtained type approval for this model. The new version of the Metro® (with the addition of more components such as airbags, air conditioning and advanced brake systems) will not meet the weight requirements for L7e classification but it is intended to meet N1 classification requirements. We have obtained Small Series Type Approval for our new model of the Metro®. The Neibor® 200 is designed to meet the requirements for, and was recently successfully homologated under, L7e classification as a quadricycle. The Logistar™ 200 is designed to meet the European Union N1 Class truck requirements and homologation in the European Union was completed in December 2021.

Our ECVs, once approved by the EU Approval Authority, will receive a certificate of conformity, which is used to demonstrate compliance with the applicable type approval requirements during the vehicle registration process. Any vehicle with a certificate of conformity can be sold throughout Europe with no further regulation requirements.

Given the ECV industry is rapidly developing, requirements and regulations are likely to change over time and in various countries to which we import our ECVs for sale or assembly. It may be expensive or time consuming to comply with any changes to these requirements.

The UK has adopted the EU requirements post Brexit, so in addition to European Type Approval we need to obtain a UK National Type Approval for vehicles imported to or assembled in the UK. Applications may be based on an existing valid EU type approval. No additional testing is required and the technical requirements are the same as for the EU market. We intend to obtain the applicable approval for the EU and UK markets as needed.

EPA Emissions and Certificate of Conformity

The U.S. federal Clean Air Act requires that we obtain either a Certificate of Conformity issued by the EPA or a California Executive Order issued by the California Air Resources Board (“CARB”) with respect to emissions for our vehicles. The Certificate of Conformity is required for vehicles sold in states covered by the Clean Air Act’s standards, and an Executive Order is required for vehicles sold in states that have sought and received a waiver from the EPA to utilize California standards. The California standards for emissions control for certain regulated pollutants for new vehicles and engines sold in California are set by CARB. Manufacturers who sell vehicles in violation of these standards may be subject to penalties of up to $37,500 per violation, as well as product recall and corrective action requirements. We received our California Executive Order of New Zero-Emission Vehicle in the Light-Duty Truck classification from CARB in 2017 for the Metro® 2018 Model. We are in the process of applying for a California Executive Order from CARB for the Logistar™ 400 and a Certificate of Conformity for our Terramak™.

Battery Safety, Testing, Transportation, and Recycling

Our ECVs contain battery packs, the cells of which are composed mainly of lithium-ion. Our ECVs are designed to meet ISO standards for battery systems and electrically propelled road vehicles. The latter standards address aspects of in-vehicle safety, connecting to external power supplies, conductive charging, battery pack enclosure protection from effects due to the ingress of water, and vibration, thermal-cycling, overcharge, and thermal control testing for lithium-ion battery packs and systems.

Our battery pack shipments comply with regulations governing the transport of “hazardous materials” in the United States and “dangerous goods” in the European Union. In the United States, the governing regulations, are promulgated by the Pipeline and Hazardous Materials Safety Administration (“PHMSA”) at 49 C.F.R. Parts 171–180 and are based on the UN Recommendations on the Safe Transport of Dangerous Goods Model Regulations, and related UN Manual Tests and Criteria. The latter form the basis for the EU regulations regarding the transportation of lithium-ion batteries. Under both regulatory regimes, packaging requirements vary based on the mode of transportation: e.g., ocean vessel, rail, truck, or airplane.

Our battery packs are designed to meet the compliance requirements of the UN Manual of Tests and Criteria, so that our battery packs and vehicles may be shipped by any method. These tests include:

●	Altitude simulation — Simulating air transport;

●	Thermal cycling — Assessing cell and battery seal integrity;

●	Vibration — Simulating vibration during transport;

●	Shock — Simulating possible impacts during transport;

●	External short circuit — Simulating an external short circuit; and

●	Overcharge — Evaluating the ability of a rechargeable battery to withstand overcharging.

The lithium-ion battery packs include packaging containing trace amounts of various hazardous chemicals whose use, storage and disposal is regulated under federal law. Moreover, lithium-ion batteries themselves may present risks to human health and the environment – including fire hazards – if improperly disposed. Our potential liability for such risks is not eliminated by virtue of our innovative distributed manufacturing methodology. Therefore, consistent with the approach of certain traditional, vertically integrated ECV manufacturers, we intend to perform product stewardship in the form of a “take-back” program to return potentially harmful materials into the circular economy. Specifically, we intend to enter into a service agreement with a third-party vendor with advanced direct cycling technology to recycle our lithium-ion batteries.

The EU has specific regulations on batteries and the disposal of batteries to minimize the negative environmental effects of batteries and hazardous waste.

The EU Battery Directive (2006/66/EC) (the “EU Battery Directive”) is intended to reduce mercury, cadmium, lead and other metals in the environment by minimizing the use of these substances in new batteries and treating and re-using old batteries. The directive applies to all types of batteries except those used to protect European Member States’ security, for military purposes, or sent into space. To achieve these objectives, the EU Battery Directive prohibits the marketing of some batteries containing hazardous substances. Among other things, it establishes quantified collection and recycling targets and product labeling requirements. We currently ship our ECVs pursuant to the requirements of the directive. Our current estimated costs to comply with this directive is not significant. However, we continue to evaluate the impact of this directive as European Union member states implement guidance, and actual costs could differ from our current estimates.

In December 2020, the European Commission adopted a proposal for a new regulation on batteries and waste batteries. Although in its early stages, the proposal is designed to modernize the EU’s regulatory framework for batteries to secure the sustainability and competitiveness of battery value chains. It would introduce mandatory requirements on sustainability (such as carbon footprint rules, minimum recycled content, performance and durability criteria), safety and labelling for the marketing and putting into service of batteries, and requirements for end-of-life management. The proposal also includes due diligence obligations for economic operators regarding the sourcing of raw materials.

The EU Restriction of Hazardous Substances Directive 2002/95/EC (the “RoHS Directive”) places restrictions on the use of certain hazardous substances in electrical and electronic equipment. All applicable products sold in the European Union market after July 1, 2006 must comply with EU RoHS Directive. While this directive does not currently affect our ECVs in any meaningful way, should any changes occur in the directive that would affect our ECVs, we will need to comply with any new regulations that are imposed.

China has implemented several regulations, policies and measures to regulate the batteries used in ECVs, which cover the security standards, recycling activities and other specifications. For example, the Interim Measures for the Management of the Recycling of Power Battery in New Energy Vehicles (“PRC Battery Measures”) regulate the recycling and disposal of end-of-life batteries for new energy vehicles. The PRC Battery Measures provide that manufacturers of new energy vehicles must take primary responsibilities of the recycling of batteries and are required, for instance, to transfer batteries that have been damaged during manufacturing to vendors that provide recycling services, and to maintain records of the vehicles they have manufactured, the identification codes of the batteries incorporated into the vehicles, and the owners of the vehicles. The batteries used in our ECVs are also subject to a number of national standards in China, including functional safety requirements and testing methods for the battery management system of electric vehicles.

Our noncompliance with any of these regulations may materially and adversely affect our operations or financial condition.

Greenhouse Gas (“GHG”) Credits and Nitrogen Oxide Emission Standards

In connection with the delivery and placement into service of our zero-emission vehicles, we or our channel partners in the United States have the ability to earn tradable credits that can be sold under current laws and regulations. Under regulations implemented by the EPA, each ECV may earn a credit multiplier of 4.5 for use in the calculation of emission credits. Notably, the regulations do not limit the number of battery-electric credits sold within the same commercial vehicle categories. These credits may be sold to other manufacturers who do not comply with emissions reduction standards. For example, EPA regulations require vehicle manufacturers to meet the nitrogen oxide emission standard for each type of vehicle produced. These emission standards are set to lower over time, increasing the difficulty for conventional diesel vehicles to meet the standard. It is expected that manufacturers of diesel trucks will need to purchase GHG credits to cover their emission deficit. We do not currently have any agreements with third parties to trade GHG credits but plan to enter into such agreements as our production and sales in the United States grow.

Various states have their own systems for accumulating and trading GHG credits, which generally resemble EPA’s. For example, California’s Low-Emission Vehicle Regulations, and similar laws in other states, require vehicle manufacturers to ensure that a portion of the vehicles delivered for sale in that state during each model year are zero emission vehicles. These laws provide that a manufacturer of zero emission vehicles may earn credits and that they may sell excess credits to other manufacturers who are not in compliance with emissions-related regulatory requirements. Currently, eleven states, besides California, have established such programs: Colorado, Connecticut, Maine, Maryland, Massachusetts, New Jersey, New York, Oregon, Rhode Island, Vermont, and Washington. As a manufacturer of zero emission vehicles, we plan to pursue paths to potentially earn tradable credits on each vehicle sold in California and these other states, to the extent permitted by applicable laws.

Other State and Local Environmental Incentive Programs in the United States

Low Carbon Fuel Standard — The Low Carbon Fuel Standard (“LCFS”) was initially developed in California and is quickly gaining traction in other jurisdictions around the world. The goal is to reduce the well-to-wheel carbon intensity of fuels by providing both mandated reduction targets as well as tradeable/sellable credits. The main benefit to ECV manufacturers is an indirect incentive, in the form of credits offered to suppliers of the electricity used to charge ECVs. A portion of the LCFS credits that electric utilities generate is then contributed to the Clean Fuel Reward Program and is used to offer rebates to purchasers of ECVs.

Grant Programs — Government entities at all levels from federal, including DOE, state (for example, CARB), and local (for example, North Texas Council of Governments) have grant programs designed to increase and accelerate the development and deployment of zero-emission vehicles and infrastructure technologies.

Environmental Regulations

Operations and facilities involved in the manufacture of our ECVs are subject to extensive environmental, safety, and health (“EHS”) regulations. Moreover, the general trend over the past few decades has been for EHS requirements to become more stringent over time. The laws and regulations to which our operations and facilities are subject govern, among others, the storage, handling, treatment, transportation, and disposal of hazardous materials and hazardous wastes; wastewater and air emissions; resource conservation and recovery; the protection of natural resources and endangered species; and the remediation of environmental contamination. In connection with the establishment of our anticipated Jacksonville, Florida facility, we believe we may need to acquire a warehouse zoning permit in order to store batteries or contract with a third party for such warehousing services. Compliance with environmental laws and regulations, including permitting requirements, is an important aspect of our ability – as well as that of our channel partners – to continue our operations both in the United States and in other markets. Violations of EHS laws and regulations or permits may result in substantial governmental enforcement, civil penalties, criminal fines, and orders to cease operations or to conduct or pay for corrective action. In some instances, violations may also result in the suspension or revocation of permits and licenses. Under the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), the primary federal remedial statute, any party that contributes to an unauthorized release of hazardous substances at a contaminated site may be jointly and severally liable for the full range of remedial and governmental oversight costs associated with the cleanup. In addition to statutory liability, noncompliance with EHS laws and releases of hazardous substances, materials, or wastes may give rise to toxic tort claims, which in theory could result in material liabilities. As we expand our local assembly capabilities in our target markets, we expect our environmental liability exposure to increase. This may require us to spend additional capital resources on environmental compliance matters.

Pursuant to the Environmental Protection Law of the PRC, which was adopted on December 26, 1989, and amended on April 24, 2014, effective on January 1, 2015, any entity which discharges pollutants must adopt measures to prevent and treat waste gas, waste water, waste residue, medical waste, dust, malodorous gas, radioactive substances generated in manufacturing, construction or any other activities as well as environmental pollution and hazards such as noise, vibration, ray radiation, electromagnetic radiation etc. Environmental protection authorities impose various administrative penalties on entities in violation of the Environmental Protection Law, including warnings, fines, orders to rectify within a prescribed period, cease construction, restrict or suspend production, make recovery, disclose relevant information or make an announcement, or seize and confiscate facilities and equipment which cause pollutant emissions, the imposition of administrative action against relevant responsible persons, and orders to shut down enterprises. In addition, pursuant to the Civil Code of the PRC, which was adopted on May 28, 2020, and effective on January 1, 2021, in the event of damage caused to others as a result of environmental pollution and ecological destruction, the actor will bear tortious liability. In the event a party, in violation of laws and regulations, intentionally pollutes the environment or damages the ecology, thereby causing serious consequences, the infringed party is entitled to claim appropriate punitive damages. Any violations of the Environmental Protection Law or the Civil Code could expose us to liabilities including fines and damages that could impact our business, prospects, financial condition and operating results.

The EU end-of-life vehicle (“ELV”) regulations ensure manufacturers design, produce, and manage their vehicles to reduce waste and maximize material recovery at the point a vehicle is dismantled. For applicable vehicles, we believe we comply with applicable ELV regulations and rely on third party recyclers to recycle ELVs manufactured by us.

Data Security Regulation

International jurisdictions have their own data security and privacy legal framework with which companies or their customers must comply. The collection, use, storage, transfer, and other processing of personal data regarding individuals in the European Economic Area is governed by the GDPR, which came into effect in May 2018. It contains numerous requirements and changes from previously existing EU law, including more robust obligations on data processors and heavier documentation requirements for data protection compliance programs by companies. Among other things, the GDPR regulates transfers of personal data subject to the GDPR to counties outside of the European Union that have not been found to provide adequate protection to such personal data, including the United States. The European Data Protection Board has issued draft guidance requiring additional measures be implemented to protect EU personal data from foreign law enforcement, including in the U.S. These additional measures may require us to expend additional resources to comply.

The GDPR also introduced numerous privacy-related changes for companies operating in the EU, including greater control for data subjects, increased data portability for EU consumers, data breach notification requirements and increased fines. Fines of up to 20 million Euros or up to 4% of the annual global revenue of the noncompliant company, whichever is greater, could be imposed for violations of certain GDPR requirements. Such penalties are in addition to any civil litigation claims by customers and data subjects. The GDPR requirements apply not only to third-party transactions but also to transfers of information between us and our subsidiaries, including employee information.

The European Commission has another draft regulation in the approval process that focuses on a person’s right to conduct a private life, in contrast to the GDPR, which focuses on protection of personal data. The proposed legislation, known as the Regulation on Privacy and Electronic Communications, or ePrivacy Regulation, would replace the current ePrivacy Directive. While the new legislation contains protections for those using communications services (for example, protections against online tracking technologies), the timing of its proposed enactment following the GDPR means that additional time and effort may need to be spent addressing differences between the ePrivacy Regulation and the GDPR. New rules related to the ePrivacy Regulation are likely to include enhanced consent requirements to use communications content and communications metadata.

China has laws relating to the supervision of data and information protection. The Cybersecurity Law regulates the activities of “network operators,” which include companies that manage any network under PRC jurisdiction. The Cyber Security Law requires that network operators, including internet information services providers, take technical measures and other necessary measures in accordance with applicable laws and regulations and the compulsory requirements of the national and industrial standards to safeguard the safe and stable operation of its networks. As such, certain of our PRC subsidiaries may be regarded as network operators under the Cybersecurity Law, since our ECVs are fitted with networking devices. The Cybersecurity Law requires that the collection of personal data is subject to consent by the person whose data is being collected. Any violation of the Cyber Security Law may subject an internet information services provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, shutdown of websites, or criminal liabilities.

On June 10, 2021, China enacted the DSL, which will be effective as of September 1, 2021. The DSL introduces several changes and new features to data security regulation and a comprehensive data security regime, which authorizes national departments to conduct stricter supervision of data in China. For example, the PRC government will establish a catalogue of crucial data categories and promulgate stricter regulations over the protection of such crucial data listed in the catalogue. The DSL also will introduce the concept of “National Core Data,” which refers to data related to, among other topics, national security, the PRC economy, and significant public interests, and provides that stricter regulations may be imposed on such National Core Data. The cross-border transfer of domestic data as required by non-PRC judicial or enforcement authorities is also subject to the approval of competent Chinese authorities.

Compliance with the GDPR, the new ePrivacy Regulation, as well as the Cybersecurity Law and DSL in China, may involve substantial operational costs or require us to change business practices. We currently do not have a substantial presence in the European Union (other than through our channel partner network) and our business model relies on channel partners rather than direct-to-consumer sales operations. As a result, it is unlikely that we will need to incur any material costs in the near term to comply with such privacy laws and regulations. However, given our plans to open an assembly facility in Dusseldorf, Germany, and thus establish a presence in the European Union, we will likely be required to comply with certain provisions of the GDPR and the new ePrivacy Regulation (once effective). If we are required to comply with the GDPR and ePrivacy Regulation due to our Dusseldorf facility, we will need to undertake an update of certain of our business practices, which could include (i) updating internal records, policies and procedures; (ii) updating publicly facing privacy notices and consent mechanisms, where required; (iii) implementing employee privacy training; (iv) appointing an individual responsible for privacy compliance; (v) implementing an inter-group data transfer agreement; (vi) reviewing/updating contracts with vendors that process data on our behalf, and (vii) implementing an audit framework. Furthermore, if we begin selling our ECVs directly to end-users in either of these markets, we would likely be required to comply with additional regulatory requirements. However, we currently have no plan to sell ECVs directly to end-users in any market and will continue to rely on and expand our channel partner network. To the extent we become subject to any such regulations, our noncompliance could result in proceedings by governmental entities, customers, data subjects or others and may result in fines, penalties, and civil litigation claims.

We have developed data retrieving and interfacing capabilities, which enable our end-users to collect, use and store user-specific data as they desire. End-users can utilize this data to, for instance, monitor vehicle and driver’s behavior to manage fleet activities. Leasing or insurance company could also potentially use this data, with permission from end-users.

With the permission of the end-users of the vehicles, we received data collected from approximately 950 Metro® units that we put into service through an affiliated company in the Chinese market. This data included vehicle-specific data collected for operational analysis, which we used to make improvements in the quality and durability of such components. We enable end-users to collect, store and analyze data using tools that we have developed but we do not have access to this end-user collected data unless we request and receive access from the end-user. We do not currently and do not intend to collect, use or store any vehicle-specific or driver-specific data in the future in any region.

PRC Intellectual Property Law

Pursuant to the Patent Law of the PRC and the Implementation Regulations for the Patent Law of the PRC, each as amended, the patent system of the PRC adopts the principle of “first to file”, where two or more applicants have made their respective application for patent for the same invention-creation, the patent rights will be granted to the applicant who has filed first. Inventions and utility models for which patent rights are granted are required to possess novelty, creativity and practicality. The duration of patent rights for an invention is 20 years, the duration of patent rights for a utility model is 10 years and the duration of patent rights for a design is 15 years, commencing from the filing date. Implementation of a patent without licensing of the patentee constitutes an infringement of patent rights. Our issued patents will begin to expire in April 2024.

The PRC Copyright Law, which became effective on June 1, 1991 and was amended in 2001 and in 2010, provides that Chinese citizens, legal persons, or other organizations own copyright in their copyrightable works, whether published or not, which include, among others, works of literature, art, natural science, social science, engineering technology, and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship, and right of reproduction. The Copyright Law as revised in 2010 extends copyright protection to Internet activities, products disseminated over the Internet, and software products. In addition, the Copyright Law provides for a voluntary registration system administered by the China Copyright Protection Center. Pursuant to the Copyright Law, an infringer of copyrights is subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners, and compensating the loss of the copyright owners. Infringers of copyright may also be subject to fines and/or administrative or criminal liabilities in severe situations.

Pursuant to the Computer Software Copyright Protection Regulations promulgated by the State Council on December 20, 2001 and amended on January 30, 2013, the software copyright owner may go through the registration formalities with a software registration authority recognized by the State Council’s copyright administrative department. The software copyright owner may authorize others to exercise that copyright and is entitled to receive remuneration.

Pursuant to the Trademark Law of the PRC and the Implementation Regulations for the Trademark Law of the PRC, each as amended, the Trademark Bureau of the Administration for Industry and Commerce Department of the State Council is in charge of trademark registration and administration nationwide. In order for a trademark to be registered it must possess distinctive characteristics to facilitate identification, and cannot conflict with prior legitimate rights obtained by others. A registered trademark is valid for 10 years, commencing from the date of registration. Upon expiry of the validity period of a registered trademark, where the trademark registrant intends to continue using the trademark, the registrant must complete renewal formalities, the validity period of each renewal is 10 years.

PRC Foreign Exchange Laws

The Foreign Exchange Control Regulations of the PRC, as amended, is the main regulation of foreign exchange management in the PRC. Pursuant Foreign Exchange Control Regulations of the PRC, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities or their designated banks is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China.

Loans by Foreign Companies to PRC Subsidiaries

A loan made by foreign investors as shareholders in a foreign-invested enterprise, or FIE, is considered foreign debt in China and is regulated by various laws and regulations, including the PRC Regulation on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debt Tentative Provisions, the Detailed Rules for the Implementation of Provisional Regulations on Statistics and Supervision of Foreign Debt, and the Administrative Measures for Registration of Foreign Debt. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of the SAFE. However, such foreign debt must be registered with and recorded by the SAFE or its local branches within fifteen business days after the entering of the foreign debt contract. Pursuant to these rules and regulations, the balance of the foreign debts of an FIE cannot exceed the difference between the total investment and the registered capital of the FIE.

On January 12, 2017, the PBOC promulgated the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Notice No. 9. Pursuant to PBOC Notice No. 9, FIEs may adopt the currently valid foreign debt management mechanism, or the mechanism as provided in PBOC Notice No. 9 at their own discretion. PBOC Notice No. 9 provides that enterprises may conduct independent cross-border financing in Renminbi or foreign currencies as required. Pursuant to PBOC Notice No. 9, the outstanding cross-border financing of an enterprise will be calculated using a risk-weighted approach and cannot exceed certain specified upper limits. PBOC Notice No. 9 further provides that the upper limit of risk-weighted outstanding cross-border financing for enterprises is 200% of its net assets, or the Net Asset Limits. Enterprises must file with the SAFE in its capital item information system after entering into the relevant cross-border financing contracts and prior to three business days before drawing any money from the foreign debts.

Based on the foregoing, if we provide funding to our wholly foreign-owned subsidiaries through shareholder loans, the balance of such loans cannot exceed the difference between the total investment and the registered capital of the subsidiaries and we will need to register such loans with the SAFE or its local branches in the event that the currently valid foreign debt management mechanism applies, or the balance of such loans will be subject to the risk-weighted approach and the Net Asset Limits and we will need to file the loans with the SAFE in its information system in the event that the mechanism as provided in PBOC Notice No. 9 applies. Pursuant to PBOC Notice No. 9, the PBOC and the SAFE would determine the cross-border financing administration mechanism for the FIEs after evaluating the overall implementation of PBOC Notice No. 9. As of the date hereof, neither the PBOC nor the SAFE has promulgated and made public any further rules, regulations, notices, or circulars in this regard. It is uncertain which mechanism will be adopted by the PBOC and the SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries.

Regulation of Dividend Distributions under PRC Law

The principal laws and regulations regulating the distribution of dividends by FIEs in China include the PRC Company Law, as amended in 2004, 2005, 2013, and 2018, and the 2019 PRC Foreign Investment Law and its Implementation Rules. Under the current regulatory regime in China, FIEs in China may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital unless laws regarding foreign investment provide otherwise. A PRC company cannot distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

PRC Regulations on Employment and Social Welfare

The PRC Labor Contract Law, which became effective on January 1, 2008 and amended on December 28, 2012, primarily aims at regulating rights and obligations of employer and employee relationships, including the establishment, performance, and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts must be executed in writing if labor relationships are to be or have been established between employers and employees. Employers are prohibited from forcing employees to work above certain time limits and employers must pay employees for overtime work in accordance with national regulations. In addition, employee wages must not be lower than local standards on minimum wages and must be paid to employees in a timely manner.

As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004 and amended in 2010, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decisions on the Establishment of a Unified Program for Old-Aged Pension Insurance of the State Council issued on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999, and the PRC Social Insurance Law implemented on July 1, 2011 and amended on December 29, 2018, employers are required to provide their employees in China with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, and medical insurance. These payments are made to local administrative authorities. Any employer that fails to make social insurance contributions may be ordered to rectify the noncompliance and pay the required contributions within a prescribed time limit and be subject to a late fee. If the employer still fails to rectify the failure to make the relevant contributions within the prescribed time, it may be subject to a fine ranging from one to three times the amount overdue. On July 20, 2018, the General Office of the State Council issued the Plan for Reforming the State and Local Tax Collection and Administration Systems, which stipulated that the SAT would become solely responsible for collecting social insurance premiums.

In accordance with the Regulations on the Administration of Housing Funds, which was promulgated by the State Council in 1999 and amended in 2002 and 2019, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employers and employees are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time.

Human Capital Resources and Employees

Our human capital resource objectives include attracting, developing, and retaining personnel and enhancing diversity and inclusion in our workforce to foster community, collaboration, and creativity among our employees, and support our ability to grow our business. To facilitate these objectives, we seek to foster a diverse, inclusive, and safe workplace, with opportunities for employees to develop their talents and advance their careers.

We also strive to create a culture that allows our employees to explore their innovativeness and entrepreneurship and an environment where inspired people thrive in a convergence of technology and design. We encourage our employees to think creatively, act collaboratively, and use technology and data to solve problems. Our management team’s sense of mission, long-term focus and commitment to our core values are central to our success.

As of November 30, 2021, we had 163 full-time employees, including 13 in management, 18 in research and development, 24 in supply chain operations, eight in marketing, 56 in manufacturing/engineering, 11 in quality assurance, 15 in finance and 18 in corporate affairs. A total of 150 employees are located in our manufacturing and design facilities in China, and 13 employees are based in the United States. None of our employees are currently represented by labor unions or are covered by a collective bargaining agreement with respect to their employment. We enter into standard labor contracts with our Chinese employees. We also enter into standard confidentiality agreements with certain of our employees that contain non-compete restrictions. We believe we maintain a good relationship with our employees and have not experienced any major labor disputes.

Under PRC regulations, we are required to participate in and make contributions to housing funds and various employee social security plans that are organized by applicable local municipal and provincial governments, including pension, maternity, medical, work-related injury and unemployment benefit plans.

Legal Proceedings

Currently, we are not a party to any material legal or administrative proceeding. From time to time, we may be subject to various legal claims and proceedings that arise from the normal course of business activities, including, third party intellectual property infringement claims against us in the form of letters and other forms of communication. Litigation or any other legal or administrative proceeding, regardless of the outcome, could result in substantial cost, diversion of our resources, including management’s time and attention, and, depending on the nature of the claims, reputational harm. In addition, if any litigation results in an unfavorable outcome, there exists the possibility of a material adverse impact on our results of operations, prospects, cash flows, financial position and brand.

Other Information of the Company

Office Location

Our principal executive office is located as 501 Okerson Road, Freehold, New Jersey 07782.

Principal Legal Advisers

Our principal legal adviser in the U.S. is Pillsbury Winthrop Shaw Pittman, located at 31 W 52nd Street, 29th Floor, New York, New York 10019.

Additional Information

The SEC maintains an internet site, www.sec.gov, that contains reports, proxy and information statements, and other information regarding issuers, like us, that file electronically with the SEC. We also maintain a website at www.cenntroauto.com, which contains information about our company. The information on our website is not deemed part of this report.

Organizational Structure

Special Note Regarding Forward-Looking Statements

The information included in this report and the documents incorporated herein by reference contain forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained herein and therein, including statements regarding our future results of operations or financial condition, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will” or “would” or the negative of these words or other similar terms or expressions. These forward-looking statements include, but are not limited to, statements concerning the following:

●	our future financial performance, including expectations regarding our revenue, expenses and other operating results;

●	our ability to establish new channel partners and successfully retain existing channel partners;

●	our ability to anticipate market needs and develop and introduce new and enhanced vehicles to adapt to changes in our industry;

●	our ability to achieve or sustain profitability;

●	our ability to successfully enter new geographic markets and manage our international expansion;

●	future investments in our business, our anticipated capital expenditures and our estimates regarding our capital requirements;

●	our expectations concerning relationships with our supply chain providers;

●	our ability to promote our brand;

●	our reliance on key personnel and our ability to identify, recruit and retain skilled personnel;

●	our ability to protect our intellectual property rights and any costs associated therewith;

●	the inherent risks related to the electric commercial vehicle industry;

●
our ability to compete effectively with existing and new competitors; and our compliance with applicable regulatory developments and regulations that currently apply or become applicable to our business.

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained herein and in documents incorporated by reference primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the sections titled “Risk Factors Relating to the Combination and Cenntro—Risks Related to Our Business and Financial Results,” “Risk Factors Relating to the Combination and Cenntro—Risks Related to Our Industry,” “Risk Factors Relating to the Combination and Cenntro—Risks Related to Legal and Regulatory Matters,” and “Risk Factors Relating to the Combination and Cenntro—Risks Related to Doing Business in China,” included in the Signing 6-K and incorporated by reference herein. We refer herein to the aforementioned sections as the “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained herein. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, performance, events or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date hereof, and while we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

The forward-looking statements made in herein and in the documents incorporated by reference herein relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made herein to reflect events or circumstances after the date hereof or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

Market, Industry and Other Data

This report contains statistical data, estimates and forecasts relating to our industry. While we believe the industry and market data included in this report are reliable and that any estimates or forecasts are based on reasonable assumptions, the data may involve many assumptions and limitations, and you are cautioned not to give undue weight to such data. We have not independently verified the accuracy or completeness of the market and industry data contained in this report. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors,” included in the Signing 6-K and incorporated herein by reference, that could cause actual results to differ materially from those expressed in these filings and other publicly available information.

Directors, Senior Management and Employees

Directors and Senior Management

The following table sets forth information for our executive officers, directors and director nominees as of December 31, 2021:

Name	Age	Position
Executive Officers:
Peter Z. Wang	67	Chief Executive Officer, Managing Director and Chairman of the Board of Directors
Edmond Cheng	60	President and Chief Financial Officer
Marianne McInerney	58	Executive Vice President and Chief Marketing Officer
Wei Zhong	43	Chief Technology Officer
Tony W. Tsai	48	Vice President, Corporate Affairs and Company Secretary

Non-Executive Directors:
Joe Tong(1)(2)(3)	57	Independent Director
Chris Thorne(1)(2)(3)	53	Independent Director
Simon Charles Howard Tripp(1)(2)(3)	59	Independent Director
Justin Davis-Rice	51	Director
(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating committee.

Executive Officers

Peter Z. Wang founded CAG, the parent company of Cenntro, and served as its Chief Executive officer since 2013. Mr. Wang began serving as Managing Director, Chairman of the Board, and Chief Executive Officer of the Company immediately following the closing of the Combination in December 2021. Mr. Wang is an entrepreneur and investor in the electric vehicle and technology industries, and has founded or co-founded a number of companies in his career, including UTStarcom (a global telecom infrastructure provider), which went public in 2000, World Communication Group, an international telecommunication company, and Sinomachinery Group, a diesel power system (engine and transmission) manufacturer. Mr. Wang was named one of the Outstanding 50 Asian Americans in Business by Asian American Business Development Center in 2004, one of China’s 100 Most Innovative Businessmen by Fast Company Magazine in 2017, and one of the Most Intriguing Entrepreneurs by Goldman Sachs in 2019. Mr. Wang is also the chairman of the board of directors of Cenntro Enterprise Limited, a principal stockholder of the Company, and Greenland Technologies Holding Corp. (NASDAQ: GTEC), a transmission products manufacturing company. Mr. Wang holds Bachelor of Science degrees in Computer Science and Math, as well as a Master of Science degree in Electrical Engineering, from the University of Illinois at Chicago. Mr. Wang also holds a Master of Business Administration from Nova Southeastern University. We believe Mr. Wang is qualified to serve on our board of directors due to his extensive leadership and management experience, including his experience serving as founder and Chairman and Chief Executive Officer of CAG.

Edmond Cheng has served as Cenntro’s President and Chief Financial Officer since April 2021 and became Chief Financial Officer of the Company immediately following the closing of the Combination in December 2021. Prior to joining Cenntro, Mr. Cheng served as the Chief Financial Officer and a Partner of Mithera Capital Management LLC from August 2017 to September 2020. Mr. Cheng was the Chief Financial Officer (Worldwide) of Pactera Technology International Ltd., a leading global IT software and services company, from January 2015 to July 2017. From 2011 to 2015, Mr. Cheng served as the Chief Financial Officer for publicly listed companies including Zoomlion, a Chinese manufacturer of construction machinery and sanitation equipment, and TCL Multimedia Technology Holdings Ltd, a Chinese manufacturer of televisions and other consumer electronics. Mr. Cheng previously served as the Chief Financial Officer of portfolio companies owned by private equity companies Temasek Holdings, Hony Capital/Goldman Sachs, and Blackstone Group. Mr. Cheng brings to the Company extensive financial management expertise in East Asian and U.S. capital markets, corporate development, cross-border mergers & acquisitions, corporate governance, treasury, and investors relations. Mr. Cheng received his Executive Master of Business Administration jointly offered by Columbia University, London Business School, and University of Hong Kong in May 2012. He received a Master of Accounting and a Bachelor of Business Administration from the University of Hawaii. Mr. Cheng is a member of the American Institute of Certified Public Accountants.

Marianne McInerney has served as Cenntro’s Executive Vice President and Chief Marketing Officer since June 2021 and became Chief Marketing Officer of the Company immediately following the closing of the Combination in December 2021. From 2017 to 2020, Ms. McInerney was the Assistant Secretary and Director of Public Relations for the U.S. Department of Transportation and served under Secretary of Transportation Elaine Chao. Ms. McInerney served as Executive Vice President of CAC, a wholly owned subsidiary, from October 2013 to October 2015. Ms. McInerney was Executive Vice President of GreenTech Automotive from March 2012 to October 2013 and from October 2010 through March 2012, Ms. McInerney served as Chief Operating Officer at PHC, a North American distribution company focused on bringing Chinese vehicles to market. In 2010, Ms. McInerney served as a strategic consultant to Azure Dynamics to support the relaunch of the Ford Transit Connect EV, where she was responsible for market positioning, product strategy, and aligning sales strategies with corporate revenue goals. Ms. McInerney has been immersed in the Automotive and Transportation industry for almost two decades, during which time she has advised multiple original equipment manufacturers on go-to-market strategies, pricing, marketing, branding and sales, product development and business development and operations. Ms. McInerney is a former President of the American International Automobile Dealers Association, which represents over 11,000 dealer organizations in the United States on matters ranging from trade, taxation, environment and operations. Ms. McInerney received her Bachelor’s degree in Political Science from the University of Dayton.

Wei Zhong has been Cenntro’s Chief Technology Officer since 2013 and became our Chief Technology Officer immediately following the closing of the Combination in December 2021. Mr. Zhong has been instrumental in the development of our electric vehicle technologies and models, as well as the development of its supply chain. Prior to 2013, Mr. Zhong was employed with Hangzhou Jiuru Economic Information Consulting Co., Ltd., where he developed software for its enterprise information query platform. Prior to that time, Mr. Zhong served as a communication technology developer for Zhejiang Guangtong Network Technology Co., Ltd. Mr. Zhong holds a Bachelor’s degree in Biotechnology from Zhejiang University.

Tony W. Tsai. Mr. Tsai has served as Vice President, Corporate Affairs of CAC, a wholly owned subsidiary, since July 2013 and was appointed Vice President, Corporate Affairs and Company Secretary of CEG, a wholly owned subsidiary, in July 2021. Mr. Tsai was appointed our Vice President, Corporate Affairs and Company Secretary immediately following the closing of the Combination in December 2021. Since April 2007, Mr. Tsai has also been a real estate advisor at Winzone Realty, Inc. From 2007 to 2009, Mr. Tsai served as Compliance Director and an investment banker at CapLink Financial Group, LLC, where he managed broker dealer compliance, supervised sales teams and provided strategic advice. From 2006 to 2007, Mr. Tsai was an investment banker with Kuhns Brothers, Inc. Since joining CAC, Mr. Tsai has been involved in corporate and communications strategy and global regulatory matters. Mr. Tsai holds a Bachelor’s degree in Business Administration, with a focus on International Sales Marketing, from Baruch College, City University of New York.

Non-Employee Directors

Joe Tong became a member of our board of directors following the closing of the Combination on December 30, 2021, and serves on each of our audit committee, compensation committee and nominating committee. Mr. Tong co-founded MeetChina, a leading B2B e-commerce website for China in 1998 and served as its Chief Executive Officer and Director from 1998 to 2003. In 2007, Mr. Tong joined Testra Sensis as its President of China, and helped build Fang.com (NASDAQ: SFUN), a leading real-estate company website in China, and Autohome Inc. (NYSE: ATHM), a leading automotive company website. In 2016, Mr. Tong joined Ford Motor Company as its Head of Smart Mobility, China. Mr. Tong holds a Bachelor’s degree in Computational Mathematics from Nanjing University, and a Master of Business Administration in Finance and Strategic Marketing from the University of Pennsylvania’s Wharton School of Business. We believe Mr. Tong is qualified to serve on our board of directors due to his past experience with business-to-business enterprises and in the automotive industry.

Chris Thorne became a member of our board of directors following the closing of the Combination on December 30, 2021, and serves on each of our audit committee, compensation committee and nominating committee. Mr. Thorne has served as Chairman of the Board of Broadline Capital, a global private equity firm focused on growth capital and impact investments primarily in Asia and North America, since 2005. Mr. Thorne has been the Chairman of the Board for Cytonus Therapeutics since November 2019, Endosphere, Inc. since December 2010 and has been the Chairman of the Board of Powermers, Inc. since January 2010. Mr. Thorne received his Juris Doctor from Harvard Law School with honors, Master of Business Administration from Harvard Business School with final year honors, and a Bachelor’s degree from Harvard University, magna cum laude, where he founded the Harvard Negotiation Law Review and served as president of the university-wide student government. We believe Mr. Thorne is qualified to serve on our board of directors due to his substantial private equity and board of directors experience.

Justin Davis-Rice has been a member of NBG’s board of directors since its formation in May 2017 and has served as its Executive Chairman from April 2019 until December 2021. Prior to becoming Executive Chairman, Mr. Davis-Rice served as NBG’s Chief Executive Officer and as the Chief Executive Officer of Bendon (commencing in May 2010). As Chief Executive Officer of NBG, he transformed the company through an operational restructuring and a re-engineering of key functional and operational aspects of the business including, supply chain, human resources, design and development, sourcing, wholesale and retail sales. Mr. Davis-Rice resigned from all director and officer positions with us as of the closing of the Combination, other than continuing as a director of the Company. Prior to joining the Company, Mr. Davis-Rice co-founded Pleasure State, an intimate apparel company which he merged with Bendon Limited in May 2010. Mr. Davis-Rice helped turn Pleasure State into a business with multi-million-dollar earnings. The Company believes Mr. Davis-Rice’s experience as a former chief executive officer makes him well suited to serve as a member of the board of directors.

Simon Tripp joined the board in January 2021. He has an honors degree in Chemical Engineering from Cape Town University and an MBA from Massey University in New Zealand. Simon has an extensive background in investment banking and capital markets. He was previously a director of Ord Minnett (subsequently acquired by JP Morgan) in Sydney where he was involved in many significant transactions involving IPO’s, capital raisings, M&A and divestments across many sectors including aviation, media, tourism, property and financial services. Simon then established a fund with two other partners that raised the funding for and developed the Citibank Centre, a major commercial and retail center in the Sydney CBD. The development was listed on the Australian ASX. During this time, the fund also managed the Sydney Olympic Stadium and Simon was on the board of the stadium during the Sydney 2000 Olympics. Since divesting his interests in the fund, Simon has been involved in a number of venture capital deals across many sectors including financial services, mining, retail and property. The Company believes Mr. Tripp’s extensive experience in venture capital and financing makes him well suited to serve as a member of the board of directors.

Compensation

2020 Compensation

The following table sets forth the compensation paid to executive officers of Cenntro or its parent company, CAG, for the year ended December 31, 2020:

Name and Principal Position(1)	Year	Salary ($)	Bonus ($)	All Other Compensation ($)	Total ($)
Peter Z. Wang Chief Executive Officer	2020	120,000	0	0	120,000
Ming He Former Chief Financial Officer(2)	2020	150,000	0	0	150,000
Tony W. Tsai Vice President, Corporate Affairs and Secretary	2020	150,000	0	0	150,000
Wei Zhong Chief Technology Officer	2020	122,400	0	0	122,400

(1)
In April 2021, Mr. Edmond Cheng was appointed as the President and Chief Financial Officer of CEG. In June 2021, Ms. Marianne McInerney was appointed as Executive Vice President and Chief Marketing Officer of CEG.

(2)
Mr. He served as Cenntro’s Chief Financial Officer until April 2021. Following the closing of the Combination, Mr. He will remain as the Chief Financial Officer of CAG and will not serve as an executive officer of the Company.

We will review compensation annually for all employees, including our executives. In setting executive base salaries and bonuses and granting equity incentive awards, we will consider compensation for comparable positions in the market, the historical compensation levels of our executives, individual performance as compared to our expectations and objectives, our desire to motivate our employees to achieve short- and long-term results that are in the best interests of our shareholders, and a long-term commitment to us. We will not target a specific competitive position or a specific mix of compensation among base salary or bonus.

Annual Cash Bonuses

None of Cenntro’s  executive officers were eligible to receive a cash bonus for the year ended December 31, 2020. Following the closing of the Combination, the compensation committee is expected to review and consider the adoption of an executive bonus plan for the Company.

Equity Incentive Awards

Cenntro has historically granted stock options to its employees, including its executive officers, under the 2016 Plan, although no such awards were made to its executive officers in 2020. Options were granted at a price not less than the fair market value on the date of grant and generally are exercisable within five years after the date of grant. Options generally expire six to eight years from the date of grant.

Following the closing of the Combination, no new grants will be made under our 2016 Plan and all share awards will be granted to our employees, including our executive officers, under the 2022 Plan (as described below).

Health and Welfare Benefits and Perquisites

All of Cenntro’s executive officers were eligible to participate in its employee benefit plans, including its medical, dental, vision, life and disability insurance plans, in each case on the same basis as all of its other employees. Cenntro does not maintain any retirement plans or executive-specific benefit or perquisite programs.  Following the closing of the Combination, we plan to provide employees, including our executive officers, the same employee benefits.

Agreements with Our Executive Officers

Below are descriptions of the material terms of the employment agreements and offer letters with Cenntro’s executive officers.

Employment Agreement with Peter Z. Wang

On August 20, 2017, CAG entered into an employment agreement with Mr. Wang to serve as Chief Executive Officer of CAG. The initial term of the employment agreement expires on August 19, 2022 and is automatically renewed for successive one-year periods unless terminated by either party prior to the expiration of any extended term. The employment agreement provides that Mr. Wang is entitled to an annual base salary (which is currently $350,000). Mr. Wang is not entitled to any cash severance under his employment agreement. Mr. Wang’s employment agreement contains customary restrictions on competition, solicitation and the disclosure of confidential information. In connection with the closing of the Combination, CAC assumed the rights and obligations of CAG under the employment agreement with Mr. Wang.

Employment Agreement with Ming He

On August 20, 2017, CAG entered into an employment agreement with Mr. He to serve as Chief Financial Officer of CAG. The initial term of the employment agreement expires on August 19, 2022 and is automatically renewed for successive one-year periods unless terminated by either party prior to the expiration of the initial term or any extension thereof. The employment agreement provides that Mr. He is entitled to an annual base salary (which is currently $150,000). Mr. He is not entitled to any cash severance under his employment agreement. Mr. He’s employment agreement contains customary restrictions on competition, solicitation and the disclosure of confidential information. Following the closing of the Combination, Mr. He will remain as the Chief Financial Officer of CAG and will not serve as an executive officer of the Company.

Employment Agreement with Tony W. Tsai

On August 20, 2017, CAC entered into an employment agreement with Mr. Tsai to serve as VP, Corporate Affairs of CAC. The initial term of the employment agreement expired on July 11, 2019 and is automatically renewed for successive one-year periods unless terminated by either party prior to the expiration of the initial term or any extension thereof. The employment agreement provides that Mr. Tsai is entitled to an annual base salary (which is currently $150,000). Mr. Tsai is not entitled to any cash severance under his employment agreement. Mr. Tsai’s employment agreement contains customary restrictions on competition, solicitation and the disclosure of confidential information.

Employment Agreement with Wei Zhong

On October 29, 2020, Ronda entered into an employment agreement with Mr. Zhong to serve as Chief Technology Officer of Cenntro.  The employment agreement is for three years commencing on November 26, 2020 and ending on November 25, 2023.  The term of the employment agreement is not automatically renewed for successive periods.  The employment agreement provides that Mr. Zhong is entitled to an annual base salary which is currently $128,114 or RMB816,000.  Mr. Zhong is not entitled to any cash severance under his employment agreement.

Offer Letter with our President and Chief Financial Officer

On April 1, 2021, Edmond Cheng joined CAG as CEG’s President and Chief Financial Officer. In connection with Mr. Cheng’s appointment, CAG entered into an offer letter with Mr. Cheng, which was amended and restated as of June 28, 2021 and further amended on September 3, 2021. The initial term of Mr. Cheng’s employment expires on March 31, 2024 and is automatically renewed for successive one-year periods unless terminated by either party prior to the expiration of the initial term or any extension thereof. Pursuant to the amended and restated offer letter, Mr. Cheng will receive an annual base salary of $300,000 and a one-time signing bonus of $100,000. Additionally, on December 30, 2021, Mr. Cheng received an option to purchase 1,297,008 Ordinary Shares which was granted under the 2022 Plan with an exercise price per share equal to $5.74 per share, which represents the price per Ordinary Share of the Company on the date of grant of the option.

Under the amended and restated offer letter, upon termination of his employment without “cause” or a resignation for “good reason” (as such terms are defined in the amended and restated offer letter), subject to his execution and non-revocation of a release of claims agreement, and his compliance with certain restrictive covenants as described below, Mr. Cheng will be eligible to receive six months base salary (payable in accordance with our customary payroll practice), a prorated annual bonus for the year of termination and continuing COBRA coverage (but not for more than eighteen months, in accordance with applicable law).

Mr. Cheng executed CAG’s standard Employee’s Proprietary Information and Inventions and Non-Competition Agreement (“PIIA”) which contains customary restrictions on competition, solicitation and disclosure of confidential information as well as provisions regarding the assignment of intellectual property.

In connection with the closing of the Combination, CAC assumed the rights and obligations of CAG under the offer letter and PIIA with Mr. Cheng.

Offer Letter with Executive Vice President and Chief Marketing Officer

On June 1, 2021, Marianne McInerney joined CAG as its Executive Vice President and Chief Marketing Officer. In connection with Ms. McInerney’s appointment, CAG entered into an offer letter with Ms. McInerney. The initial term of Ms. McInerney’s employment expires on June 1, 2022 and is automatically renewed for successive one-year periods unless terminated by either party prior to the expiration of the initial term or any extension thereof. Pursuant to the offer letter, Ms. McInerney will receive an annual base salary of $250,000.

Ms. McInerney executed an Employee’s PIIA which contains customary restrictions on disclosure of confidential information as well as provisions regarding the assignment of intellectual property.

In connection with the closing of the Combination, CAC assumed the rights and obligations of CAG under the offer letter and PIIA with Ms. McInerney.

Prior to June 1, 2021, Ms. McInerney provided consulting services to CEG and received fees at the annual rate of $250,000.

Cenntro Electric Group Limited 2022 Stock Incentive Plan

On December 30, 2021, in connection with the Combination, the Board of Directors adopted the 2022 Plan, which became effective on that date, subject to shareholder approval. The 2022 Plan will be submitted for approval by our shareholders within twelve months following the date on which our board approved the 2022 Plan. The following is a description of the material terms of the 2022 Plan. The summary below does not contain a complete description of all provisions of the 2022 Plan and is qualified in its entirety by reference to the 2022 Plan, a copy of which is attached to this report as Exhibit 10.5 and is incorporated herein by reference.

Share Awards. The 2022 Plan provides for the grant of incentive stock options (“ISOs”), NSOs, restricted share awards, share unit awards, share appreciation rights, cash-based awards, and performance-based share awards, or collectively, share awards. ISOs may be granted only to our employees, including officers, and the employees of our subsidiaries. All other share awards may be granted to our employees, officers, our non-employee directors, and consultants and the employees and consultants of our subsidiaries and affiliates.

Share Reserve. The aggregate number of Ordinary Shares that may be issued pursuant to share awards under the 2022 Plan will not exceed the sum of (x) twenty-five million, nine hundred sixty-five, two hundred thirty-four (25,965,234) shares, plus an annual increase on the first day of each fiscal year, for a period of not more than nine (9) years, beginning on January 1, 2023 and ending on (and including) January 1, 2031, in an amount equal to the lesser of (i) five percent (5%) of the outstanding shares on the last day of the immediately preceding fiscal year or (ii) such lesser amount (including zero) that the compensation committee (as defined below) determines for purposes of the annual increase for that fiscal year.

If restricted securities or securities issued upon the exercise of options are forfeited, then such shares shall again become available for awards under the 2022 Plan. If share units, options, or share appreciation rights are forfeited or terminate for any reason before being exercised or settled, or an award is settled in cash without the delivery of shares to the holder, then the corresponding shares will again become available for awards under the 2022 Plan. Any shares withheld to satisfy the exercise price or tax withholding obligation pursuant to any award of options or share appreciation rights shall again become available for awards under the 2022 Plan. If share units or share appreciation rights are settled, then only the number of shares (if any) actually issued in settlement of such share units or share appreciation rights shall reduce the number of shares available under the 2022 Plan, and the balance (including any shares withheld to cover taxes) shall again become available for awards under the 2022 Plan.

As of the date hereof, options to purchase an aggregate of 1,297,008 Ordinary Shares have been granted and no Ordinary Shares have been issued under the 2022 Plan.

Incentive Stock Option Limit. The maximum number of Ordinary Shares that may be issued upon the exercise of ISOs under the 2022 Plan is 25,965,234 shares.

Grants to Outside Directors. The fair market value of any awards granted under the 2022 Plan to an outside director as compensation for services as an outside director during any twelve-month period may not exceed $500,000 on the date of grant, provided that any award granted to an outside director in lieu of an annual cash retainer payment and/or cash meeting fees (if any) will be excluded from such limit. An outside director may elect to receive his or her annual cash retainer payments and/or cash meeting fees (if any) in the form of cash, options, share appreciation rights, restricted securities, share units, or a combination thereof, as determined by our board of directors.

Administration. The 2022 Plan will be administered by our board of directors or a committee appointed by our board of directors, or the compensation committee. Subject to the limitations set forth in the 2022 Plan, the compensation committee has the authority to determine, among other things, to whom awards will be granted, the number of shares subject to awards, the term during which an option or share appreciation right may be exercised and the rate at which the awards may vest or be earned, including any performance criteria to which they may be subject. The compensation committee also has the authority to determine the consideration and methodology of payment for awards.

Repricing; Cancellation and Re-Grant of Share Awards. The compensation committee has the authority to modify outstanding awards under the 2022 Plan. Subject to the terms of the 2022 Plan, the compensation committee has the authority to cancel any outstanding share award in exchange for new share awards, cash, or other consideration, without shareholder approval but with the consent of any adversely affected participant.

Stock Options. A stock option is the right to purchase a certain number of shares, at a certain exercise price, in the future. Under the 2022 Plan, ISOs and NSOs are granted pursuant to stock option agreements adopted by the compensation committee. The compensation committee determines the exercise price for a stock option, within the terms and conditions of the 2022 Plan, provided that the exercise price of a stock option generally cannot be less than one hundred percent (100%) of the fair market value of our Ordinary Shares on the date of grant. Options granted under the 2022 Plan vest at the rate specified by the compensation committee. Stock options granted to certain employees outside of the United States may be settled in cash.

Stock options granted under the 2022 Plan generally must be exercised by the optionee before the earlier of the expiration of such option or the expiration of a specified period following the optionee’s termination of employment. Each stock option agreement will set forth the extent to which the option recipient will have the right to exercise the option following the termination of the recipient’s service with us, and the right to exercise the option of any executors or administrators of the award recipient’s estate or any person who has acquired such options directly from the award recipient by bequest or inheritance. Payment of the exercise price may be made in cash or, if provided for in the stock option agreement evidencing the award, (1) by surrendering, or attesting to the ownership of, shares which have already been owned by the optionee, (2) future services or services rendered to us or our affiliates prior to the award, (3) by delivery of an irrevocable direction to a securities broker to sell shares and to deliver all or part of the sale proceeds to us in payment of the aggregate exercise price, (4) by delivery of an irrevocable direction to a securities broker or lender to pledge shares and to deliver all or part of the loan proceeds to us in payment of the aggregate exercise price, (5) by a “net exercise” arrangement, (6) by delivering a full-recourse promissory note, or (7) by any other form that is consistent with applicable laws, regulations, and rules.

Tax Limitations on Incentive Stock Options. The aggregate fair market value, determined at the time of grant, of our Ordinary Shares with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all of our share plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own shares possessing more than ten percent (10%) of our total combined voting power or that of any of our affiliates unless (1) the option exercise price is at least one hundred ten percent (110%) of the fair market value of the shares subject to the option on the date of grant, and (2) the term of the ISO does not exceed five (5) years from the date of grant.

Restricted Share Awards. The terms of any awards of restricted securities under the 2022 Plan will be set forth in a restricted share agreement to be entered into between us and the recipient. The compensation committee will determine the terms and conditions of the restricted share agreements, which need not be identical. A restricted share award may be subject to vesting requirements or transfer restrictions or both. Restricted securities may be issued for such consideration as the compensation committee may determine, including cash, cash equivalents, full recourse promissory notes, past services and future services. Award recipients who are granted restricted securities generally have all of the rights of a shareholder with respect to those shares, provided that dividends and other distributions will not be paid in respect of unvested shares unless and until the underlying shares vest.

Share Unit Awards. Share unit awards give recipients the right to acquire a specified number of shares (or cash amount) at a future date upon the satisfaction of certain conditions, including any vesting arrangement, established by the compensation committee and as set forth in a share unit award agreement. A share unit award may be settled by cash, delivery of shares, a combination of cash and shares as deemed appropriate by the compensation committee. Recipients of share unit awards generally will have no voting or dividend rights prior to the time the vesting conditions are satisfied and the award is settled. At the compensation committee’s discretion and as set forth in the share unit award agreement, share units may provide for the right to dividend equivalents. Dividend equivalents may not be distributed prior to settlement of the share unit to which the dividend equivalents pertain and the value of any dividend equivalents payable or distributable with respect to any unvested share units that do not vest will be forfeited.

Share Appreciation Rights. Share appreciation rights generally provide for payments to the recipient based upon increases in the price of our Ordinary Shares over the exercise price of the share appreciation right. The compensation committee determines the exercise price for a share appreciation right, which generally cannot be less than one hundred percent (100%) of the fair market value of our Ordinary Shares on the date of grant. A share appreciation right granted under the 2022 Plan vests at the rate specified in the share appreciation right agreement as determined by the compensation committee. The compensation committee determines the term of share appreciation rights granted under the 2022 Plan, up to a maximum of ten years. Upon the exercise of a share appreciation right, we will pay the participant an amount in shares, cash, or a combination of shares and cash as determined by the compensation committee, equal to the product of (1) the excess of the per share fair market value of our Ordinary Shares on the date of exercise over the exercise price, multiplied by (2) the number of Ordinary Shares with respect to which the share appreciation right is exercised.

Other Share Awards. The compensation committee may grant other awards based in whole or in part by reference to our Ordinary Shares. The compensation committee will set the number of shares under the share award and all other terms and conditions of such awards.

Cash-Based Awards. A cash-based award is denominated in cash. The compensation committee may grant cash-based awards in such number and upon such terms as it shall determine. Payment, if any, will be made in accordance with the terms of the award, and may be made in cash or in Ordinary Shares, as determined by the compensation committee.

Performance-Based Awards. The number of shares or other benefits granted, issued, retainable and/or vested under a share or share unit award may be made subject to the attainment of performance goals. The compensation committee may utilize any performance criteria selected by it in its sole discretion to establish performance goals.

Changes to Capital Structure. In the event of a recapitalization, share split, or similar capital transaction, the compensation committee will make appropriate and equitable adjustments to the number of shares reserved for issuance under the 2022 Plan, the number of shares that can be issued as incentive stock options, the number of shares subject to outstanding awards and the exercise price under each outstanding option or share appreciation right.

Transactions. If we are involved in a merger or other reorganization, outstanding awards will be subject to the agreement or merger or reorganization. Subject to compliance with applicable tax laws, such agreement will provide for (1) the continuation of the outstanding awards by us, if we are a surviving corporation, (2) the assumption or substitution of the outstanding awards by the surviving corporation or its parent or subsidiary, (3) immediate vesting, exercisability, and settlement of the outstanding awards followed by their cancellation, or (4) settlement of the intrinsic value of the outstanding awards (whether or not vested or exercisable) in cash, cash equivalents, or equity (including cash or equity subject to deferred vesting and delivery consistent with the vesting restrictions applicable to such award or the underlying shares) followed by cancellation of such awards.

Change of Control. The compensation committee may provide, in an individual award agreement or in any other written agreement between a participant and us, that the share award will be subject to acceleration of vesting and exercisability in the event of a change of control.

Transferability. Unless the compensation committee provides otherwise, no award granted under the 2022 Plan may be transferred in any manner (prior to the vesting and lapse of any and all restrictions applicable to shares issued under such award), except by will, the laws of descent and distribution, or pursuant to a domestic relations order.

Amendment and Termination. Our board of directors has the authority to amend, suspend, or terminate the 2022 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. No ISOs may be granted after the tenth anniversary of the date our board of directors adopted the 2022 Plan.

Recoupment. In the event that we are required to prepare restated financial results owing to an executive officer’s intentional misconduct or grossly negligent conduct, the board of directors (or a designated committee) has the authority, to the extent permitted by applicable law, to require reimbursement or forfeiture to us of the amount of bonus or incentive compensation (whether cash-based or equity-based) such executive officer received during the three fiscal years preceding the year the restatement is determined to be required, to the extent that such bonus or incentive compensation exceeds what the officer would have received based on an applicable restated performance measure or target. We intend to recoup incentive-based compensation from executive officers to the extent required under the Dodd-Frank Wall Street Reform and Consumer Protection Act and any rules, regulations and listing standards that may be issued under that act.

2022 Employee Stock Purchase Plan

On December 30, 2021, in connection with the Combination, the Board of Directors adopted the ESPP, which became effective on that date, subject to shareholder approval. The ESPP will be approved by shareholders within twelve months of the date on which our board of directors approved the ESPP. The following is a description of the material terms of the ESPP.  The summary below does not contain a complete description of all provisions of the ESPP and is qualified in its entirety by reference to the ESPP, a copy of which is attached to this report as Exhibit 10.6 and is incorporated herein by reference.

General. The ESPP is intended to qualify as an “employee stock purchase plan” under Code Section 423, except as explained below under “International Participation.” During regularly scheduled “offerings” under the ESPP, participants will be able to request payroll deductions and then expend the accumulated deduction to purchase a number of Ordinary Shares at a discount and in an amount determined in accordance with the ESPP’s terms.

Shares Available for Issuance. The aggregate number of Ordinary Shares that may be issued pursuant to the ESPP is equal to 7,789,571 Ordinary Shares.

Administration. Except as noted below, the ESPP will be administered by our board of directors or a committee appointed by our board of directors, or the compensation committee. The compensation committee has the authority to construe, interpret and apply the terms of the ESPP, to determine eligibility, to establish such limitations and procedures as it determines are consistent with the ESPP and to adjudicate any disputed claims under the ESPP.

Eligibility. Each full-time and part-time employee, including our officers and employee directors and employees of participating subsidiaries, but excluding any employees who are located in China, who is employed by us on the day preceding the start of any offering period is eligible to participate in the ESPP. The ESPP requires that an employee customarily work more than 20 hours per week and more than five months per calendar year in order to be eligible to participate in the ESPP. The ESPP permits an eligible employee to purchase our Ordinary Shares through payroll deductions, which may not be more than fifteen percent (15%) of the employee’s compensation, or such lower limit as may be determined by the compensation committee from time to time. However, no employee is eligible to participate in the ESPP if, immediately after electing to participate, the employee would own shares (including shares such employee may purchase under this plan or other outstanding options) representing five percent (5%) or more of the total combined voting power or value of all classes of our Ordinary Shares. Unless provided otherwise by the compensation committee prior to commencement of an offering, the maximum number of Ordinary Shares which may be purchased by a participant during such offering is equal to (i) fifteen percent (15%) multiplied by (ii) $130,000 divided by the fair market value of an ordinary share on the first day of the offering period.  In addition, no employee is permitted to accrue, under the ESPP and all similar purchase plans of us or its subsidiaries, a right to purchase shares of us having a value in excess of $25,000 of the fair market value of such shares (determined at the time the right is granted) for each calendar year. Employees will be able to withdraw their accumulated payroll deductions prior to the end of the offering period in accordance with the terms of the offering. Participation in the ESPP will end automatically on termination of employment.

Offering Periods and Purchase Price. The ESPP will be implemented through a series of offerings of purchase rights to eligible employees. Under the ESPP, the compensation committee may specify offerings with a duration of not more than twenty-seven (27) months and may specify shorter purchase periods within each offering. During each purchase period, payroll deductions will accumulate, without interest. On the last day of the purchase period, accumulated payroll deductions will be used to purchase our Ordinary Shares for employees participating in the offering. The purchase price will be specified pursuant to the offering, but cannot, under the terms of the ESPP, be less than eighty-five percent (85%) of the fair market value per share of our Ordinary Shares on either the offering date or on the purchase date, whichever is less. The fair market value of our Ordinary Shares for this purpose will generally be the closing price on the Nasdaq Capital Market (or such other exchange as our Ordinary Shares may be traded at the relevant time) for the date in question, or if such date is not a trading day, for the last trading day before the date in question.

Reset Feature. The compensation committee may specify that, if the fair market value of a share of our Ordinary Shares on any purchase date within a particular offering period is less than or equal to the fair market value on the start date of that offering period, then the offering period will automatically terminate and the employee in that offering period will automatically be transferred and enrolled in a new offering period which will begin on the next day following such purchase date.

Changes to Capital Structure. In the event that there is a specified type of change in our capital structure, such as a share split, appropriate adjustments will be made to (1) the number of shares reserved under the ESPP, (2) the individual and aggregate participant share limitations described in the plan and (3) the price of shares that any participant has elected to purchase.

Corporate Reorganization. Immediately before a corporate reorganization, the offering period and purchase period then in progress shall terminate and either our Ordinary Shares will be purchased with the accumulated payroll deductions or the accumulated payroll deductions will be refunded without occurrence of any of our Ordinary Shares purchase, unless the surviving corporation (or its parent corporation) assumes the ESPP under the plan of merger or consolidation.

International Participation. To provide us with greater flexibility in structuring our equity compensation programs for our non-U.S. employees, the ESPP also permits us to grant employees of our non-U.S. subsidiary entities rights to purchase Ordinary Shares pursuant to other offering rules or sub-plans adopted by the compensation committee in order to achieve tax, securities law or other compliance objectives. While the ESPP is intended to be a qualified “employee stock purchase plan” within the meaning of Code Section 423, any such international sub-plans or offerings are not required to satisfy those U.S. tax code requirements and therefore may have terms that differ from the ESPP terms applicable in the U.S. However, the international sub-plans or offerings are subject to the ESPP terms limiting the overall shares available for issuance, the maximum payroll deduction rate, maximum purchase price discount and maximum offering period length.

Amendment and Termination. Our board of directors and the compensation committee each have the right to amend, suspend or terminate the ESPP at any time. Any increase in the aggregate number of Ordinary Shares to be issued under the ESPP is subject to shareholder approval. Any other amendment is subject to shareholder  approval only to the extent required under applicable law or regulation.

Amended and Restated 2016 Incentive Stock Option Plan

In connection with the Combination, the Company assumed CAG’s obligations under the 2016 Plan. The following is a description of the material terms of the 2016 Plan. The summary below does not contain a complete description of all provisions of the 2016 Plan and is qualified in its entirety by reference to the 2016 Plan, a copy of which is attached to this report as Exhibit 10.7 and is incorporated herein by reference.

General. CAG’s board of directors adopted the 2016 Plan, and CAG’s shareholders approved the 2016 Plan, on February 10, 2016.

The 2016 Plan provides for the grant of nonstatutory stock options (“NSOs”), share awards, and restricted share purchase offer awards, or collectively, awards, to employees, officers and consultants. While we have granted NSOs under the 2016 Plan, we have not granted any share awards or restricted share purchase offer awards under the 2016 Plan.

Administration. The 2016 Plan is administered by the Company’s board of directors, and may be amended, suspended or terminated by the board of directors, without shareholder approval, unless either (i) shareholder approval is required by applicable law, regulations or stock exchange listing standards or (ii) the revision or amendment increases the number of shares subject to the 2016 Plan, decreases the price at which grants may be granted, materially increases the benefits to participants, or changes the class of persons eligible to receive grants under the 2016 Plan.

Authorized Shares. As of the date of this report, options to purchase a total of 9,225,291 Ordinary Shares were outstanding under the 2016 Plan. The weighted-average exercise price of the options outstanding under the 2016 Plan was $1.1007 per share. No additional awards and no additional shares will remain available for future issuance under the 2016 Plan. However, the 2016 Plan will continue to govern the terms and conditions of the outstanding awards previously granted thereunder. In the event of a share split, share dividend, combination or reclassification of the shares, recapitalization, merger or similar event, the 2016 Plan administrator may proportionately adjust the number of shares covered by outstanding awards, the number of shares available for issuance as future awards under the 2016 Plan, and the exercise or purchase price of outstanding awards.

Nonstatutory Stock Options. The 2016 Plan administrator determines the exercise price for each stock option and the term of an option may not exceed ten years. No option may be transferred by the optionholder other than by will or the laws of descent or distribution. Each option may be exercised during the optionholder’s lifetime solely by the optionholder. Options granted under the 2016 Plan generally vest at the rate of twenty percent each year commencing on the vesting commencement date over five years. Upon the termination of an optionholder’s service as an employee, non-employee director, or consultant for any reason other than death or disability, such optionholder may exercise his or her vested options for not less than thirty days and not more than three months after the date service terminates. In the case of the optionholder’s termination of service as a result of the optionholder’s death or disability, the option will remain exercisable for not less than six months nor more than one year following such termination. Notwithstanding the foregoing, no option may be exercised after the expiration of its term.

Corporate Transactions. The 2016 Plan provides that, in the event of a proposed dissolution or liquidation of the Company, a merger or consolidation in which the Company is not the surviving entity, or a sale of all or substantially all of the assets or capital stock of the Company, unless otherwise provided by the Company’s board of directors, all outstanding stock options will terminate if not assumed by the successor entity or new stock options of the successor entity are substituted therefore.

Board Matters

Director Term of Office

In accordance with the Acquisition Agreement and the Relationship Agreement, the Board consists of five directors, including the Wang Parties Nominee Directors and Mr. Davis-Rice, NBG’s former chief executive officer and the director nominee designated by NBG. The Relationship Agreement further provides that for so long as the Wang Parties collectively beneficially own at least 10% of the issued and outstanding Ordinary Shares, in the event that any of the Wang Parties Nominee Directors are removed as a Director by members pursuant to section 203D of the Corporations Act, Mr. Wang may give notice in writing to the Company of the person that the Wang Parties wish to nominate in place of that previous Wang Parties Nominee Director, together with their consent to act, and the Company must ensure that such individual is appointed as a Wang Parties Nominee Director of the same class of Director as the previous nominee within two business days of receipt of such notice and signed consent to act.

In accordance with the Acquisition Agreement and the Relationship Agreement, at the Closing, Andrew Shape and Kelvin Dean Fitzalan (the “Prior Directors”) resigned from the Board of Directors and any respective committees of the board of directors to which they belonged.  Pursuant to the resolutions adopted by the ordinary shareholders of the Company at the Extraordinary General Meeting held on December 21, 2021 (the “December 2021 EGM”), at the Closing, Messrs. Peter Z. Wang, Chris Thorne and Joe Tong were appointed as directors of the Company, with Mr. Wang acting as Managing Director and Chairman of the Board, and Messrs. Justin Davis-Rice and Simon Charles Howard Tripp were re-appointed as directors of the Company.

Additionally, amendments to our Constitution adopted by the shareholders at the December 2021 EGM, in connection with the Combination provide that our board will be comprised of one managing director, Mr. Wang, and three classes of directors, with staggered three-year terms. At each annual general meeting of shareholders, the directors whose terms then expire or their successors will be elected to serve from the time of election and qualification until the third annual general meeting following election. Mr. Wang as managing director is not included among the three staggered classes. Our directors are divided among three classes as follows:

●	Mr. Tripp is the Class III director, whose term will expire at our annual meeting of shareholders to be held in 2022;

●	Messrs. Tong and Davis-Rice are the Class II directors, whose terms will expire at our annual meeting of shareholders to be held in 2023; and

●	Mr. Thorne is the Class I director, whose term will expire at our annual meeting of stockholders to be held in 2024.

We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Independence of Directors

Our Ordinary Shares are listed on the Nasdaq Capital Market. As a result, we adhere to the rules of Nasdaq in determining whether a director is independent. The rules of Nasdaq generally define an “independent director” as a person, other than an executive officer of a company or any other individual having a relationship which, in the opinion of the issuer’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Our board of directors has consulted, and will consult, with its counsel to ensure that the board’s determinations are consistent with these rules and all relevant securities and other laws and regulations regarding the independence of directors. Based on the foregoing, we have determined that each of Messrs. Thorne, Tong and Tripp are independent directors. Our independent directors will have regularly schedule meetings at which only independent directors are present.

Board Committees

The descriptions of each of the committees of our Board of Directors, as set forth in the January 2021 Form 20-F is incorporated by reference herein. Following their respective appointments pursuant to the shareholder resolutions adopted at the December 2021 EGM and pursuant to resolutions adopted by the Board on December 30, 2021 immediately following the Closing, Messrs. Thorne, Tong and Tripp were appointed to serve on each of the Company’s Audit Committee, Compensation Committee and Nominating Committee. Mr. Thorne will serve as the chair of the Audit Committee, Mr. Tong will serve as the chair of the Compensation Committee and, Mr. Tong will serve as the chair of the Nominating Committee.

Our Board of Directors has determined that, in accordance with Nasdaq listing standards regarding financial literacy, each of the members of the Audit Committee is financially literate.  Our board of directors has further determined that each of Messrs. Thorne and Tong qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of Nasdaq listing rules. In making this determination, our board has considered each such director’s formal education and previous experience in financial roles. Both our independent registered public accounting firm and management periodically meet privately with our audit committee.

Compensation of our Non-Executive Independent Directors

Cenntro did not historically pay cash retainers or other compensation with respect to service on its board of directors. Cenntro reimbursed all of its non-executive independent directors for their reasonable expenses incurred in attending meetings its board of directors and committees of its board of directors.

Our Board of Directors is expected to review and consider the adoption of a new non-employee director compensation plan. It is contemplated that the non-executive independent directors who have taken office on December 30, 2021 following the Closing, as set forth above, will be compensated in accordance with such revised compensation plan, once adopted by the Board of Directors.

Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of  December 31, 2021 of:

●	each of our executive officers and directors;

●
all of our current directors and executive officers as a group; and each person or entity, or group of persons or entities, known by us to own beneficially more than 5% of our Ordinary Shares (by number or by voting power).

We have determined beneficial ownership in accordance with the rules and regulations of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own, subject to applicable community property laws. Percentage ownership is based on 261,256,205 Ordinary Shares outstanding as of December 31, 2021.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percentage of Beneficial Ownership
5% Stockholders:
China Leader Group Limited(2)	20,918,659	8.0%
Directors, Director Nominees and Named Executive Officers:
Peter Z. Wang(3)	71,544,342	27.4%
Edmond Cheng (4)	—	—
Marianne McInerney	—	—
Wei Zhong (5)	1,610,170	*
Tony Tsai (6)	429,379	*
Joe Tong	—	—
Chris Thorne	—	—
Justin Davis-Rice (7)	7,152,758	2.7%
Simon Charles Howard Tripp (8)	9,299	*
All current directors and executive officers as a group (9 persons) (9)	80,745,948	30.7%

*	Represents beneficial ownership of less than 1%.

(1)	Unless otherwise indicated, the address for each beneficial owner listed in the table above is c/o Cenntro Electric Group Limited, 501 Okerson Road, Freehold, New Jersey 07728.

(2)
China Leader Group Limited (“China Leader”) is an entity ultimately owned by Yeung Heung Yeung, one of the directors of CAG. Yeung Heung Yeung has voting and/or investment power over the securities held by China Leader and as a result may be deemed to beneficially own the securities held by China Leader. China Leader received the Ordinary Shares presented above pursuant to the Distribution in connection with the Combination. In connection with the Combination, China Leader Group Limited entered into the Lock-up Agreement pursuant to which it has agreed not to sell its Ordinary Shares acquired in the Combination for a period of 180 days following the date of the Closing without our consent. The address of China Leader is Flat B, 29 Floor, Tower 1, Starcrest, 9 Star Street, Wan Chai, Hong Kong.

(3)
Consists of (i) 65,399,935 Ordinary Shares held of record by Cenntro Enterprise Limited, of which Mr. Wang is the controlling stockholder, and (ii) 6,144,407 Ordinary Shares held of record by Trendway Capital Limited, of which Mr. Wang is the controlling stockholder. Mr. Wang has voting and/or investment power over the securities held by each entity and as a result may be deemed to beneficially own the securities of such entities. Each of Cenntro Enterprise Limited and Trendway Capital Limited received the Ordinary Shares presented above pursuant to the Distribution in connection with the Combination. In connection with the Combination, each of Cenntro Enterprise Limited and Trendway Capital Limited entered into the Lock-up Agreement pursuant to which each has agreed not to sell its Ordinary Shares acquired in the Combination for a period of 180 days following the date of the Closing without our consent.

(4)	Does not include options to purchase an aggregate of 1,297,008 Ordinary Shares pursuant to an option granted to Mr. Cheng on December 30, 2021 pursuant to the 2022 Plan.

(5)
Consists of 1,610,170 Ordinary Shares that Mr. Zhong has the right to acquire from us within 60 days of the date of this report, pursuant to the exercise of stock options under the 2016 Plan, all of which are vested.

(6)
Consists of 429,379 Ordinary Shares that Mr. Tsai has the right to acquire from us within 60 days of the date of this report, pursuant to the exercise of stock options under the 2016 Plan, all of which are vested.

(7)
Consists of (i) 7,151,612 Ordinary Shares held of record by JADR Consulting Group Pty Ltd (“JADR”) received pursuant to an incentive award that accelerated in connection with the closing of the Combination, which incentive award was approved by ordinary shareholders at the December 2021 EGM; (ii) 1,146 Ordinary Shares held of record by Mr. Davis-Rice and entities controlled by Mr. Davis-Rice (the “Controlled Entities”). Mr. Davis-Rice has sole authority to vote and dispose of the securities held by JADR and the Controlled Entities and therefore may be deemed to indirectly beneficially own the shares held of record by JADR and the Controlled Entities.

(8)
Consists of (i) 3,983 Ordinary Shares held by Mr. Tripp and (ii) 5,316 Ordinary Shares  that Mr. Tripp has the right to acquire within 60 days of  the date of this report, pursuant to the exercise of options.

(9)
Consists of (i) 78,701,083 Ordinary Shares beneficially owned by our directors and executive officers and (ii) 2,044,865 Ordinary Shares underlying outstanding options, exercisable within 60 days of the date of this report, all of which are vested, and does not include options to purchase an aggregate of 1,297,008 Ordinary Shares pursuant to an option granted to Mr. Cheng on December 30, 2021 pursuant to the 2022 Plan.

Related Party Transactions

Related Party Policy

The description of the Company’s related party policy, as set forth under the section titled “Item 7. Major Shareholders And Related Party Transactions⸻ B. Related Party Transactions” of the Company’s January 2021 Form 20-F, is incorporated by reference herein.

Related Party Transactions

Since January 1, 2018, Cenntro has been party to the following material transactions and loans with (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, Cenntro; (b) associates; (c) individuals owning, directly or indirectly, an interest in voting power that gives them significant influence over Cenntro, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling Cenntro’s activities, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

Commercial Transactions

Purchase Agreements

Historically, Cenntro has entered into purchase agreements for materials, such as lithium battery packs, battery management systems and engine motors, with Devirra and Zhejiang Zhongchai Machinery Co., Ltd (“ZC Machinery”), an entity indirectly owned by Cenntro’s Chairman and Chief Executive Officer Mr. Peter Wang. Prior to the closing of the Combination, CAG was the parent company of both Cenntro and Devirra Corporation Limited (“Devirra” and, together with its subsidiaries, collectively referred to as “Devirra Group”). Devirra Group has historically held CAG’s city delivery business in China. Pursuant to the Combination, CAG sold Cenntro to the Company but Devirra Group continued as subsidiaries of CAG.

For the year ended December 31, 2019, Cenntro entered into purchase agreements for materials in an aggregate amount of approximately $1.0 million with the Devirra Group. For the years ended December 31, 2019 and 2018, Cenntro entered into purchase agreements in an aggregate amount of approximately $0.4 million and $0.2 million, respectively, with ZC Machinery. Cenntro did not have any purchase agreements with these related parties during the year ended December 31, 2020 or during the six months ended June 30, 2021.

Management consulting services

For the years ended December 31, 2020, 2019 and 2018, Cenntro received management consulting services related to marketing and growth strategy in China and paid management consulting fees to the related party Shanghai Hengyu Enterprise Management Consulting Co., Ltd, an entity that is indirectly controlled by Mr. Peter Z. Wang (“Shanghai Management Consulting”). For the years ended December 31, 2020, 2019 and 2018, Cenntro paid an aggregate amount of approximately $0.1 million, $0.1 million and $0.1 million, respectively, in management consulting fees to Shanghai Management Consulting.

Financings from related parties

CAG and certain related persons of CAG, including certain entities indirectly owned by Mr. Peter Z. Wang, historically provided financing to Cenntro to support its operations. Generally, the financings provided to Cenntro had been in the form of unsecured, fixed rate, interest-bearing loans and interest-free loans. The loans have typically had maturity dates of one year and are extended for additional one-year periods.

Prior to the closing of the Combination, CAG was the parent company of Cenntro. Mr. Peter Z. Wang, our Chief Executive Officer, is a principal stockholder of CAG. Cenntro Holding Limited is indirectly owned by Mr. Peter Wang. Shenzhen Yuanzheng Investment Development Co. Ltd (“YZ Investment”) is controlled by Mr. Yeung Heung Yeung, a director of CAG and principal shareholder of the Company. Mr. Wei Zhong is the CTO of the Company. Mr. Wang is the General Partner of Zhuhai Hengzhong Industrial Investment Fund (Limited Liability Partnership) (“Zhuhai HZ LLP”).

The table below sets forth certain terms relating to Cenntro’s related party debt (dollar amounts in millions):

Lender	Maximum Amount Borrowed during Reported Period (USD)	Maturity Date	Interest Rate	Aggregate Principal Amount Outstanding (USD) as of June 30, 2021
CAG	$3.9	Payable on demand	Interest free	$0.005
Cenntro Holding Limited	$0.8	Payable on demand	Interest free	$0.001
YZ Investment	$0.3	December 2021	12%	$0.31
Mr. Peter Wang	$0.2	October 2021	8%	$0.05
Mr. Zhong Wei	$1.1	December 2020	8-12%	—
Mr. Yeung Heung Yeung	$1.1	December 2021	12%	$1.10
Zhuhai HZ LLP	$0.6	Payable on demand	Interest free	—

The following table sets forth the principal and interest payments made on each of the above related party loans for the reporting periods set forth below (dollar amounts in millions except interest payments):

	Principal Payments				Interest Payments
	For the year ended December 31,			For the six months ended	For the year ended December 31,			For the six months ended
Lender	2018	2019	2020	June 30, 2021	2018	2019	2020	June 30, 2021
CAG	$3.7	$2.3	$2.8	$2.5	—	—	—	—
Cenntro Holding Limited	—	$0.3	$1.3	—	—	—	—	—
YZ Investment	—	—	—	—	—	—	—	—
Mr. Peter Wang	—	$0.004	$0.2	$0.01	—	—	—	—
Mr. Zhong Wei	—	—	$0.2	$0.76	—	—	$0.02	$0.02
Mr. Yeung Heung Yeung	—	—	—	—	—	—	—	—
Zhuhai HZ LLP	—	$0.2	$0.03	$0.61	—	—	—	—

 As of the Closing, the Company had an aggregate amount of $1.8 million outstanding debt owed to related parties. The Company intends to pay off all outstanding amounts owed to such related parties promptly following the date of this report.

Advances to related parties

Cenntro occasionally provided short-term advances to certain related parties on a temporary basis. The advances were generally made on an interest-free basis. Such advances generally do not have a fixed term and are repayable upon demand.

During the years ended December 31, 2020, 2019 and 2018, certain consolidated subsidiaries of CAG HK provided short-term advances to each of Devirra Group and ZC Machinery. As described above, the Devirra Group entities continued as subsidiaries of CAG following the closing of the Combination. ZC Machinery is indirectly owned by our Chairman and Chief Executive Officer, Mr. Peter Wang.

For the years ended December 31, 2020, 2019 and 2018, Ronda provided interest-free short-term advances to Devirra Group of approximately $1.3 million, $0.7 million and $1.6 million, respectively. The Devirra Group made principal payments to Ronda of approximately $1.0 million, $0.3 million and $0.5 million, respectively, during such periods. During the year ended December 31, 2018, the Company recorded a provision for doubtful accounts for the outstanding advances owed by Devirra Group of approximately $1.6 million. During February 2021, Ronda obtained a guarantee from CAG over the outstanding balance in an amount not exceeding $2.0 million of the advances to Devirra Group. For the six months ended June 30, 2021 and 2020, Ronda provided interest-free short-term advances to Devirra Group of approximately $0.37 million and $0.85 million, respectively. The Devirra Group made principal payments to Ronda of approximately $0.34 million and $0.74 million, respectively, during such periods. During the six months ended June 30, 2021, a portion of the balance of the outstanding advances owed by the Devirra Group as of December 31, 2020 was collected and the remaining balance of $560,211 was guaranteed by CAG Cayman and was deducted from additional paid-in capital.

For the years ended December 31, 2020, 2019 and 2018, Ronda provided interest-free short-term advances to ZC Machinery of approximately $1.3 million, $4.2 million and nil, respectively. ZC Machinery made principal payments to Ronda of approximately $1.3 million, $4.1 million and nil, respectively, during such periods. For the six months ended June 30, 2021 and 2020, Ronda provided interest-free short-term advances to ZC Machinery of approximately $0.08 million and $0.28 million, respectively. ZC Machinery made principal payments to Ronda of approximately $0.14 million and $0.43 million, respectively, during such periods. As of June 30, 2021, the outstanding balance of advances to ZC Machinery was approximately $0.4 million.

All advances to the above borrowers are due and payable on demand.

Transfer of Metro® units from the Company to Devirra Group

During the year ended December 31, 2018, Ronda made a transfer of 1,126 units of fully assembled Metro® ECVs to Green Sparrow Technology, a wholly owned subsidiary of Devirra (“Green Sparrow”), for approximately $14.5 million. During 2018, when the transfers of the 1,126 units occurred, the Devirra Group and CAG HK were affiliates under common control by CAG and its shareholders. The intercompany transfer between wholly owned subsidiaries of CAG represented a capital contribution from CAG to Devirra Group and reduction of capital from Ronda for the year ended December 31, 2018. As a result, the transfer was recorded as a reduction in additional paid-in-capital of $14.5 million to CAG HK and its consolidated subsidiaries and an increase in additional paid-in-capital of $14.5 million to the Devirra Group.

Transactions Related to the Combination

Registration Rights Agreement

At the Closing, NBG entered into the Registration Rights Agreement with the holders party thereto, pursuant to which the holders were granted the right to have registered for resale under the Securities Act Ordinary Shares, including the Acquisition Shares and, in the case of Mr. Davis-Rice, Ordinary Shares awarded as compensation, subject to certain conditions set forth therein. Pursuant to the Registration Rights Agreement, the Company will be required to file a registration statement registering the resale of the Registrable Securities on or before January 7, 2022.

Relationship Agreement

In accordance with the Acquisition Agreement, at the Closing, the Company entered into the Relationship Agreement with the Wang Parties. Following the Closing, the Wang Parties will beneficially own approximately 27.4% of the Ordinary Shares, based on an aggregate of 261,256,205 Ordinary Shares outstanding immediately following the Closing.

In accordance with the Acquisition Agreement and the Relationship Agreement, the Board consists of five directors, including the Wang Parties Nominee Directors and Mr. Davis-Rice, NBG’s former chief executive officer and the director nominee designated by NBG. The Relationship Agreement further provides that for so long as the Wang Parties collectively beneficially own at least 10% of the issued and outstanding Ordinary Shares, in the event that any of the Wang Parties Nominee Directors are removed as a Director by members pursuant to section 203D of the Corporations Act, Mr. Wang may give notice in writing to the Company of the person that the Wang Parties wish to nominate in place of that previous Wang Parties Nominee Director, together with their consent to act, and the Company must ensure that such individual is appointed as a Wang Parties Nominee Director of the same class of Director as the previous nominee within two business days of receipt of such notice and signed consent to act.

Lock-Up Agreement

At the Closing, pursuant to requirements in the Acquisition Agreement, NBG entered into Lock-Up Agreements with the Lock-Up Parties, pursuant to which the Lock-Up Parties agreed not to transfer the Acquisition Shares beneficially owned or owned of record by them for a period of 180 days following the Closing. The book-entry positions evidencing the Acquisition Shares issued under the Acquisition Agreement will each include prominent disclosure or bear a prominent legend evidencing the fact that such shares are subject to such lock-up provisions.

Divestiture of FOH

On December 30, 2021, simultaneously with the closing of the Combination, NBG consummated the Divestiture of FOH pursuant to the Term Sheet, by and among NBG, Bendon and FOH. Bendon is controlled by Justin Davis-Rice, a member of the Company’s board of directors and formerly NBG’s Executive Chairman and Chief Executive Officer. From June 2018 until April 2021, Bendon was an operating subsidiary of NBG. FOH is a designer and e-commerce retailer of women’s intimates apparel, sleepwear and swimwear. It is the exclusive licensee of the Frederick’s of Hollywood global online license, under which it sells Frederick’s of Hollywood intimates products, sleepwear and loungewear products, swimwear and swimwear accessories products, and costume products.

Under the Term Sheet, Bendon purchased all the outstanding shares of common stock of FOH for a purchase price of AUS$1.00. In connection with such purchase, NBG recapitalized FOH with $12.6 million in order to cover liabilities of FOH assumed by Bendon and forgave $9.5 million of intercompany loans made by NBG to FOH. The Term Sheet includes certain fundamental representations and warranties of NBG, which terminated as of the closing of the Divestiture. Under the Term Sheet, the Company has no liability to Bendon or FOH following the closing.

Dividend Policy

Cenntro has never declared or paid cash dividends on its capital stock.

Markets

The Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “NAKD.” The Ordinary Shares are not listed on any exchange or traded in any market outside of the U.S.

On April 26, 2021, NBG received a notice from the Listing Qualifications Department of Nasdaq stating that, for the prior 30 consecutive business days, the closing bid price for Ordinary Shares had been below the minimum of $1.00 per Ordinary Share required for continued inclusion on the Nasdaq Capital Market under Nasdaq Listing Rule 5550(a)(2). The notification letter stated that NBG would be afforded an initial period of 180 calendar days (or until October 25, 2021) to regain compliance with the minimum bid price requirement. The notification letter also stated that in the event NBG did not regain compliance within the initial 180 day period, NBG could be eligible for additional time.

NBG did not regain compliance with the minimum bid price requirement during the initial 180 calendar day compliance period. However, on October 26, 2021, NBG received a second notice from Nasdaq’s Listing Qualifications Department stating that Nasdaq’s staff had determined that NBG was eligible for an additional 180 calendar day period (until April 25, 2022) to regain compliance. In order to regain compliance, the bid price for Ordinary Shares must close at US$1.00 per Share or more for a minimum of ten consecutive business days. In addition, the closing of the Combination was subject to a condition that the daily per share volume-weighted average trading price for the five consecutive trading days ending on (and inclusive of) the trading day immediately preceding the Closing was not less than $5.00 per Ordinary Share (the “Five Day Trading Price Condition”). On December 22, 2021, in order to regain compliance with Nasdaq and to satisfy the Five Day Trading Price Condition, NBG effected the Reverse Share Split of its Ordinary Shares, at a ratio of 1-for-15.

Pursuant to Nasdaq Rule 5110, NBG and Cenntro were required to file a listing application with Nasdaq as the Combination was deemed to be a change of control of NBG within the meaning of Rule 5110(a). On December 29, 2021, Nasdaq approved our listing application in connection with the Combination and the listing of our Ordinary Shares on the Nasdaq Capital Market effective upon the closing of the Combination.

Share Capital

General

Our corporate affairs are principally governed by our Constitution and the Corporations Act. The rights and restrictions attaching to the Ordinary Shares are derived through a combination of our Constitution, the common law applicable to Australia, the Corporations Act and other applicable law. A general summary of some of the rights and restrictions attaching to our Ordinary Shares are summarized below.

Australia does not have a limit on the authorized share capital that may be issued and does not recognize the concept of par value. Subject to restrictions on the issue of securities in our Constitution, the Corporations Act and any other applicable law, we may at any time issue shares and grant options on any terms, with the rights and restrictions and for the consideration that our Board of Directors determine. The directors may decide the persons to whom, and the terms on which, shares are issued or options are granted as well as the rights and restrictions that attach to those shares or options.

Ordinary Shares

As of January 4, 2022, 261,256,205 Ordinary Shares are issued and outstanding. The number of Ordinary Shares outstanding does not include:

●	9,225,291 Ordinary Shares issuable upon the exercise of options outstanding as of January 4, 2022, granted under the 2016 Plan, at a weighted-average exercise price of $1.1007 per Ordinary Share;

●	25,965,234 Ordinary Shares which may be issued under the 2022 Plan, which has been approved by the Board of Directors;

●	7,789,571 Ordinary Shares which may be issued under the ESPP, which has been approved by the Board of Directors;

●	33,428 Ordinary Shares which may be issued on exercise of outstanding warrants of the Company as of January 4, 2022; and

●	15,947 Ordinary Shares which may be issued on exercise of options issued to our former non-employee directors, in each case, as compensation for their services on our board.

On December 22, 2021, NBG effected the Reverse Share Split, at a ratio of 1-for-15.

Dividend Rights

Subject to the Corporations Act, the common law applicable to Australia and our Constitution, ordinary shareholders are entitled to receive such dividends as may be declared by the directors. If the directors determine that a final or interim dividend is payable, it is (subject to the terms of issue on any shares or class of shares) paid on all shares proportionate to the amount for the time being paid on each share. Dividends may be paid by cheque, electronic transfer or any other method as the board determines.

The directors have the power to capitalize and distribute the whole or part of the amount from time to time standing to the credit of any reserve account or otherwise available for distribution to shareholders. The capitalization and distribution must be in the same proportions which the shareholders would be entitled to receive if distributed by way of a dividend.

Subject to the Corporations Act, the common law applicable to Australia, the Constitution and the relevant rules and regulations of Nasdaq, the directors may pay a dividend out of any fund or reserve or out of profits derived from any source.

Voting Rights

Each of our ordinary shareholders is entitled to receive notice of and to be present, to vote and to speak at general meetings. Subject to any rights or restrictions attached to any shares, on a show of hands each ordinary shareholder present has one vote and, on a poll, one vote for each fully paid share held, and for each partly paid share, a fraction of a vote equivalent to the proportion to which the share has been paid up. Voting may be in person or by proxy, attorney or representative.

Two shareholders must be present to constitute a quorum for a general meeting and no business may be transacted at any meeting except the election of a chair and the adjournment of the meeting, unless a quorum is present when the meeting proceeds to business.

Variation of Class Rights

The Corporations Act provides that if a company has a constitution that sets out the procedure for varying or cancelling rights attached to shares in a class of shares, those rights may be varied or cancelled only in accordance with the procedure.

The rights attached to Ordinary Shares may only be varied with the consent in writing of members holding at least three-quarters of the shares of that class, or with the sanction of a special resolution passed at a separate meeting of the holders of shares of that class.

Preemptive Rights

Ordinary shareholders do not have preemptive rights.

Constitution

Constitution and Corporations Act

The summary below relates to our Constitution as currently in effect. The summary below is of the key provisions of our Constitution and does not purport to be a summary of all of the provisions thereof or of all relevant provisions of Australian law governing the management and regulation of Australian companies.

Incorporation

We were incorporated in Australia on May 11, 2017 under the Corporations Act with company registration number ACN 619 054 938. We are an Australian public limited company.

Objects and Purposes

Our Constitution grants us full power and authority to exercise any power, take any action or engage in any conduct which the Corporations Act permits a company limited by shares to exercise, take or engage in.

Directors

There must be a minimum of three directors and a maximum of 12 directors unless our shareholders in a general meeting resolve otherwise. The directors may set a maximum number of directors less than the current maximum in accordance with the Corporations Act and the Nasdaq rules. Where required by the Corporations Act or Nasdaq rules, we must hold an election of directors each year. Each director, other than the managing director, is designated as either a class I, II or III director. A director designated as a class III director must retire (and, unless he or she gives notice to the contrary, will be submitted for re-election) at the 2022 annual general meeting and at every third annual general meeting thereafter, if a person eligible for election to the office of a class III director has been validly nominated by the members for election as a director in their place. A director designated as a class II director must retire (and, unless he or she gives notice to the contrary, will be submitted for re-election) at the 2023 annual general meeting and at every third annual general meeting thereafter, if a person eligible for election to the office of a class II director has been validly nominated by the members for election as a director in their place. A director designated as a class I director must retire (and, unless he or she gives notice to the contrary, will be submitted for re-election) at the 2024 annual general meeting and at every third annual general meeting thereafter, if a person eligible for election to the office of a class I director has been validly nominated by the members for election as a director in their place. A director appointed to fill a casual vacancy, who is not a managing director, holds office until the conclusion of the next annual general meeting following his or her appointment.

Additionally, in connection with the Combination, NBG entered into the Relationship Agreement. In accordance with the Acquisition Agreement and the Relationship Agreement, the Board consists of five directors, including the Wang Parties Nominee Directors and Mr. Davis-Rice, NBG’s former chief executive officer and the director nominee designated by NBG. The Relationship Agreement further provides that for so long as the Wang Parties collectively beneficially own at least 10% of the issued and outstanding Ordinary Shares, in the event that any of the Wang Parties Nominee Directors are removed as a Director by members pursuant to section 203D of the Corporations Act, Mr. Wang may give notice in writing to the Company of the person that the Wang Parties wish to nominate in place of that previous Wang Parties Nominee Director, together with their consent to act, and the Company must ensure that such individual is appointed as a Wang Parties Nominee Director of the same class of Director as the previous nominee within two business days of receipt of such notice and signed consent to act. Additionally, amendments to our Constitution adopted in connection with the Combination on December 30, 2021 provided that our board will be comprised of one managing director, Mr. Wang, and three staggered classes of directors.

Our Constitution provides that no person shall be disqualified from the office of director or prevented by such office from contracting with us, nor shall any such contract or any contract or transaction entered into by or on our behalf in which any director shall be in any way interested be or be liable to be avoided, nor shall any director so contracting or being so interested be liable to account to us for any profit realized by or arising in connection with any such contract or transaction by reason of such director holding office or of the fiduciary relationship thereby established. A director shall be at liberty to vote in respect of any contract or transaction in which he is interested provided that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon. However, a director who has a material personal interest in a matter that is being considered by the directors must not be present at a meeting while the matter is being considered nor vote on the matter, except where permitted by the Corporations Act.

Each director is entitled to remuneration from our company for his or her services as decided by the directors but the total amount provided to all directors for their services as directors must not exceed in aggregate in any financial year the amount fixed by us in general meeting. The remuneration of an executive director must not include a commission on, or a percentage of, profits or operating revenue. Remuneration may be provided in the manner that the directors decide, including by way of non-cash benefits. There is also provision for directors to be paid extra remuneration (as determined by the directors) if they devote special attention to our business or otherwise perform services which are regarded as being outside of their ordinary duties as directors or, at the request of the directors, engage in any journey on our business. Directors are also entitled to be paid all travelling and other expenses they incur in attending to our affairs, including attending and returning from general meetings or board meetings, or meetings of any committee engaged in our business.

Directors also may exercise all the powers of the company to borrow or raise money, to charge any of the company’s property or business or any of its uncalled capital, and to issue debentures or give any security for a debt, liability or obligation of the company or of any other person.

General Meetings

A general meeting of shareholders may be called by a directors’ resolution or as otherwise provided in the Corporations Act. The Corporations Act requires the directors to call a general meeting on the request of shareholders with at least 5% of the vote that may be cast at the general meeting. Shareholders with at least 5% of the votes that may be cast at a general meeting may also call, and arrange to hold, a general meeting themselves. In addition, where it is impracticable to call the meeting in any other way, an Australian court of competent jurisdiction may order a meeting of our members to be called.

The Corporations Act requires at least 21 clear days of notice to be given for a general meeting. Notice of a general meeting must be given to each person who, at the time of giving the notice, is a member, director or auditor of ours, or is entitled to a share because of the death of a shareholder (and who has satisfied the directors of his or her right to be registered as the holder of, or to transfer, the shares).

The notice of meeting must include the date and time of the meeting, the location, an electronic address, planned business for the meeting, information about any proposed special resolutions and information about proxy votes.

Changes in Capital

Australia does not have a limit on the authorized share capital that may be issued and do not recognize the concept of par value under Australian law.

Indemnity

We have agreed to indemnify our current and past directors and other executive officers on a full indemnity basis and to the fullest extent permitted by law against all liabilities incurred by the director or officer as a result of their holding office or a related body corporate.

We maintain insurance for each director and officer against any liability incurred by the director or officer as a result of their holding office or a related body corporate.

Disposal of assets

The Corporations Act does not specifically preclude a company from disposing of its assets, or a significant portion of its assets. Subject to any other provision which may apply, a company may generally deal with its assets as it sees fit without seeking shareholder approval.

Rights of non-resident or foreign shareholders not residing in, or foreign to, Australia

There are no specific limitations in the Corporations Act which restrict the acquisition, ownership or disposal of shares in an Australian company by non-resident or foreign shareholders not residing in, or foreign to, Australia. The Australian Foreign Acquisitions and Takeovers Act 1975 (Cth) regulates investment in Australian companies and may restrict the acquisition, ownership and disposal of our shares by non-resident or foreign shareholders not residing in, or foreign to, Australia.

Exchange Act Registration; Listing of our Securities

Our Ordinary Shares are registered under the Exchange Act and trade on the Nasdaq Capital Market under the symbol “NAKD.” The last sale price of our Ordinary Shares on January 3, 2022, was US$5.40 per share. As of the date of this report, no other class of our securities is listed on any national securities exchange or automated quotation system.

Our Transfer Agent

The transfer agent for our Ordinary Shares is Continental Stock Transfer & Trust Company.
Our Constitution is filed with this report as Exhibit 3.1 and is incorporated herein by reference. The foregoing description of the Constitution does not purport to be complete and is qualified in its entirety by reference to such exhibit.

Material Agreements

The description of the Combination and the terms of the Acquisition Agreement, as set forth in the Signing 6-K in the section titled “Item 1.01 Entry into a Material Definitive Agreement—The Combination—The Acquisition Agreement” and of the Divestiture, as set forth in this report under the section titled “Item 1.01. Entry into a Material Definitive Agreement—Divestiture of FOH,” are incorporated by reference herein. For descriptions of the documents entered into in connection with the closing of the Combination, see Item 1.01 to this report.

During the preceding two years, Cenntro or its parent company, CAG, has been party to the following material agreements, each of which is described elsewhere in this report or the other reports that we have filed with the SEC:

●
Plant Lease Agreement, dated December 2020, by and between Administrative Commission of Changxing Branch, Huzhou Taihu South Industrial Zone and CAG HK (See the section titled “Cenntro’s Management’s Discussion and Analysis of Financial Condition and Results Of Operations—Liquidity and Capital Resources—Borrowings and Contractual Obligations” in the Signing 6-K).

●	Amended and Restated 2016 Incentive Stock Option Plan (See the section titled “Directors, Senior Management and Employees ⸻Compensation” included in Item 1.02 of this report).

●	Cenntro Electric Group Limited 2022 Stock Incentive Plan (See the section titled “Directors, Senior Management and Employees⸻Compensation” included in Item 1.02 of this report).

●	Cenntro Electric Group Limited 2022 Employee Stock Purchase Plan (See the section titled “Directors, Senior Management and Employees⸻Compensation” included in Item 1.02 of this report).

●
Employment Agreement, dated August 20, 2017, by and between Peter Z. Wang and CAG (See the section titled “Directors, Senior Management and Employees—Compensation” included in Item 1.02 of this report).

●
Amended and Restated Offer Letter, dated June 28, 2021, by and between Edmond Cheng, CAG and, for limited purposes, CEG (See the section titled “Directors, Senior Management and Employees—Compensation” included in Item 1.02 of this report).

●
Amendment to Amended and Restated Offer Letter, dated October 1, 2021, by and between Edmond Cheng, CAG and, for limited purposes, CEG (See the section titled “Directors, Senior Management and Employees—Compensation” included in Item 1.02 of this report).

●
Offer Letter, dated June 1, 2021, by and between Marianne McInerney and CAG and, for limited purposes, CEG (See the section titled “Directors, Senior Management and Employees—Compensation” included in Item 1.02 of this report).

●	Employment Agreement, dated August 20, 2017, by and between Tony Tsai and CAC (See the section titled “Directors, Senior Management and Employment —Compensation” included in Item 1.02 of this report).

●
Agreement, dated June 23, 2020, among Tropos Technologies Inc., Mosolf SE & Co. KG, CAG HK and Tropos Motors Europe GmbH; and Memorandum of Understanding, dated October 16, 2020, between Tropos Technologies, Inc., CAG HK and Tropos Motors Europe GmbH (See the section titled “Business Overview—Our Channel Partners and Channel Partner Network” included in Item 1.02 of this report).

●
Manufacturing License Agreement, dated April 27, 2017, by and between Ayro, Inc. and CAG HK, and amendments A and B thereto (See the section titled “Business Overview—Our Channel Partners and Channel Partner Network” included in Item 1.02 of this report).

●
Memorandum and Understanding, dated March 22, 2020, by and between CAG HK and Ayro, Inc. (See the section titled “Business Overview⸻Our Channel Partners and Channel Partner Network” included in Item 1.02 of this report).

Material Weaknesses

Prior to the completion of Combination, Cenntro was a private company with limited accounting personnel and other resources with which to address its internal control over financial reporting in accordance with requirements applicable to public companies. As a private company, historically Cenntro had not retained a sufficient number of professionals with an appropriate level of accounting knowledge, training and experience to appropriately analyze, record and disclose accounting matters under GAAP. A material weakness is a deficiency, or a combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. During the preparation of its 2019 and 2020 combined financial statements, Cenntro’s management identified a material weakness in its internal control over financial reporting: specifically, that it had not historically had adequate accounting staff generally in its finance and accounting department, particularly with respect to (i) the preparation of financial statements prepared in accordance with GAAP and the inclusion of proper disclosures in the related footnotes, and (ii) the design, documentation and implementation of internal controls surrounding risk management and financial reporting processes.

Management’s Plan for Remediation of Material Weaknesses

Cenntro’s management team has taken certain actions to remediate this material weakness and to strengthen Cenntro’s internal control over financial reporting and risk management, such as the hiring of an experienced Chief Financial Officer, Mr. Edmond Cheng, in April 2021. We intend to take additional actions, such as to hire additional personnel with greater familiarity with GAAP and SEC reporting requirements. In addition, as a result of the Combination, internal control over financial reporting and risk management will be overseen by an audit committee with significant experience in overseeing the preparation of financial statements in accordance with GAAP and compliance with SEC reporting requirements.

We cannot assure you that the measures that Cenntro has taken or that we will take in the future will be sufficient to remediate the material weakness Cenntro identified or avoid the identification of additional material weaknesses in the future. To the extent we are unable to remediate this material weakness or unable to identify future material weaknesses in our internal control over financial reporting, such material weakness could severely inhibit our ability to accurately report our financial condition or results of operations and could cause future investors to lose confidence in the accuracy and completeness of our financial reports, the market price of our Ordinary Shares could decline, we could be delisted from the Nasdaq Capital Market, we could become subject to litigation from investors and shareholders, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

Item 3.03	Material Modification to Rights of Security Holders.

The disclosure regarding the amendment to the Company’s Constitution, included in Item 1.01 of this report under the heading “Relationship Agreement” and under Item 2.01 of this report under the heading “Director Term of Office,” is incorporated by reference herein.

This summary does not purport to be complete and is qualified in its entirety by reference to the text of the Company’s Constitution, which is included as Exhibit 3.1 hereto and incorporated by reference herein.

Item 5.01	Changes in Control of Registrant.

The disclosure included in the “Notice of Extraordinary Meeting,” attached as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K filed with the SEC on November 24, 2021, under the heading, “Resolution 1 – Approval of Proposed Transaction” is incorporated herein by reference. The information set forth in Item 1.01 of this report under the heading “Entry into a Material Definitive Agreement—Relationship Agreement” and Item 2.01 of this report is incorporated by reference herein.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

In accordance with the Acquisition Agreement, at the Closing, Andrew Shape and Kelvin Dean Fitzalan (the “Prior Directors”) resigned from the Board of Directors and any respective committees of the board of directors to which they belonged. The resignations of the Prior Directors was not the result of any disagreement with the Company relating the Company’s operations, policies or practices. At the December 2021 EGM, the ordinary shareholders approved resolutions awarding payments of $1.0 million, in connection with the Combination, to each non-executive independent director (or an entity related thereto) of the Company prior to the Closing. In accordance with such resolutions, on December 30, 2021, the Company paid $1.0 million to each of Messrs. Andrew Shape, Kelvin Fitzalan and Simon Tripp.

Also in accordance with the Acquisition Agreement, at the Closing, each of Messrs. Justin Davis-Rice, former Chief Executive Officer of the Company, and Mark Ziirsen, former Chief Financial Officer of the Company, resigned as an officer of the Company. As previously reported, in September 2021, NBG’s board of directors granted to an entity associated with Mr. Davis-Rice an incentive award (the “Incentive Award”), as follows: on the first, second and third anniversary of the grant of the Incentive Award, Mr. Davis-Rice’s associated entity would be granted Ordinary Shares with a market value equal to 1.5% of the increase in the Company’s total market capitalization since the grant of the Incentive Award. The market value of the Ordinary Shares to be issued and the total market capitalization would be determined based on the daily volume weighted average price for the Ordinary Shares for the five trading days immediately prior to the applicable anniversary. The payment of the Incentive Award would be accelerated in the event of a change in control of NBG (including the Combination), and the Ordinary Shares issued in the change in control generally would be included in determining the total market capitalization. In connection with the Combination, NBG issued approximately 7,151,612 Ordinary Shares to Mr. Davis-Rice’s associated entity upon settlement of the Incentive Award. Also as previously reported, in January 2021, NBG’s board of directors granted to an entity associated with Mr. Davis-Rice phantom warrants with a strike price equal to US$0.37 (the 20-day volume-weighted average price of the Ordinary Shares). The phantom warrants vested in three tranches, with the first tranche having vested immediately, the second tranche having vested on July 21, 2021 and the third tranche scheduled to vest on January 21, 2022. Each tranche covered 1.5% of the outstanding NBG ordinary shares as of the date of vesting and would expire three years after its vesting date. Upon exercise, NBG would net cash settle the phantom warrants. The first and second tranches both were exercised and settled prior to the Combination. In order to facilitate the Combination, an agreement was reached for the third tranche to be accelerated upon consummation of the Combination and for the Ordinary Shares issued in the Combination to be included in the determination of the settlement amount. In connection with the Combination, NBG paid approximately $20.2 million in settlement of the phantom warrants.

Pursuant to the Shareholder Resolutions, at Closing, Messrs. Peter Z. Wang, Chris Thorne and Joe Tong were appointed as directors of the Company, with Mr. Wang acting as Managing Director and Chairman of the Board, and Messrs. Justin Davis-Rice and Simon Charles Howard Tripp were re-appointed as directors of the Company. The description of non-executive director compensation, as set forth under the heading “Directors, Senior Management And Employees—Compensation,” is incorporated by reference herein.

In accordance with the Shareholder Resolutions, on December 30, 2021, the Board of Directors appointed the following individuals as offers of the Company:

Peter Z. Wang	Chief Executive Officer
Edmond Cheng	President and Chief Financial Officer
Marianne McInerney	Executive Vice President and Chief Marketing Officer
Wei Zhong	Chief Technology Officer
Tony W. Tsai	Vice President, Corporate Affairs and Company Secretary

There are no family relationships among any of the Company’s directors and executive officers. Biographical information regarding the Company’s newly appointed officers is set forth in Item 2.01 of this report under the heading “Directors, Senior Management And Employees—Directors and Senior Management” hereto is incorporated herein by reference.

At the closing of the Combination, the Company assumed the existing employment agreements that each of the above-listed officers had entered into with Cenntro prior to the Combination. The descriptions of such employment agreements with CAG, as set forth in Item 2.01 of this report under the section titled “Directors, Senior Management And Employees—Compensation,” hereto is incorporated by reference herein. The summaries of the employment agreements above are qualified in their entirety by reference to the text of such agreements, which are included as Exhibits 10.9, 10.10, 10.11, 10.12, 10.13 and 10.14 hereto and incorporated herein by reference.

Item 5.03	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

The disclosure regarding the amendment to the Company’s Constitution, included in Item 1.01 of this report under the heading “Relationship Agreement” and under Item 2.01 of this report under the heading “Director Term of Office,” is incorporated by reference herein. This summary does not purport to be complete and is qualified in its entirety by reference to the text of the Company’s Constitution, which is included as Exhibit 3.1 hereto and incorporated by reference herein.

In connection with the closing of the Combination, on December 30, 2021 the Board of Directors adopted resolutions approving the change in the Company’s fiscal year from January 31 to December 31. The Combination was accounted for as a reverse recapitalization in which Cenntro was determined to be the accounting acquirer and the historical financial statements of the Company going forward will be those of Cenntro, which has historically reported on a calendar year. The Company’s change in fiscal year will not require the Company to file a transition report with the SEC.

Item 9.01.	Financial Statements and Exhibits.

(a)	Financial statements of businesses acquired

The audited combined consolidated financial statements of Cenntro for the year ended December 31, 2020 and the related notes thereto are set forth in the Signing 6-K and are incorporated by reference herein.

The unaudited condensed combined financial statements of Cenntro for the six months ended June 30, 2021 and the related notes thereto are set forth in the Signing 6-K and are incorporated by reference herein.

(b)	Pro forma financial information

The unaudited  pro forma condensed combined financial statements relating to the Combination are set forth in the Signing 6-K and are incorporated by reference herein.

The information contained in this Form 6-K, including the attachments hereto and the exhibits hereto, shall be incorporated by reference in the Company’s registration statements on Form F-3 and F-1 (File Nos. 333-226192, 333-230757, 333-232229, 333-235801, 333-243751, 333-249490, 333-249547, 333-254245 and 333-256258) and the prospectuses included therein.

(d)	Exhibits.

Below is a list of exhibits included with this Report of Foreign Private Issuer on Form 6-K.

Exhibit No.	Description
2.1
Stock Purchase Agreement, dated November 5, 2021, by and among Naked Brand Group Limited ACN 619 054 938, Cenntro Automotive Group Limited (Cayman), Cenntro Automotive Group Limited (Hong Kong), Cenntro Automotive Corporation and Cenntro Electric Group, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 001-38544, filed with the SEC on November 8, 2021).

3.1	Constitution of Cenntro Electric Group Limited ACN 619 054 938
4.1	Specimen Ordinary Share Certificate.
10.1	Local Sale and Purchase Agreement, dated December 30, 2021, by and between Naked Brand Group Limited and Cenntro Automotive Group Limited (Cayman).
10.2	Registration Rights Agreement, dated December 30, 2021, by and among Naked Brand Group Limited and the parties thereto.
10.3	Relationship Agreement, dated December 30, 2021, by and among Naked Brand Group Limited, Peter Z. Wang, Cenntro Enterprise Limited and Trendway Capital Limited.
10.4	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.4 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 001-38544, filed with the SEC on November 8, 2021).
10.5+
Cenntro Electric Group Limited 2022 Stock Incentive Plan (and Forms of Stock Option Agreement, Cash-Settled Option Agreement, Restricted Stock Agreement and Restricted Stock Unit Agreement (and each agreement’s Notice of Exercise and Grant Notice, as applicable)).

10.6+	Cenntro Electric Group Limited 2022 Employee Stock Purchase Plan.
10.7+	Cenntro Electric Group Limited Amended and Restated 2016 Incentive Stock Option Plan.
10.8
Plant Lease Agreement, dated December 2020, by and between Administrative Commission of Changxing Branch, Huzhou Taihu South Industrial Zone and Cenntro Automotive Group Limited (Hong Kong) (English Translation).

10.9+	Employment Agreement, dated August 20, 2017, by and between Peter Z. Wang and Cenntro Automotive Group Limited.
10.10+	Amended and Restated Offer Letter, dated June 28, 2021, by and between Edmond Cheng, Cenntro Automotive Group Limited and, for limited purposes, Cenntro Electric Group, Inc.
10.11+	Addendum to Amended and Restated Offer Letter, dated October 1, 2021, by and between Edmond Cheng and Cenntro Automotive Group Limited.
10.12+	Offer Letter, dated June 1, 2021, by and between Marianne McInerney and Cenntro Automotive Group Limited.
10.13+	Employment Agreement, dated August 20, 2017, by and between Tony W. Tsai and Cenntro Automotive Corporation.
10.14+	Employment Agreement, dated as of November 26, 2017, by and between Wei Zhong and Hangzhou Ronda Tech Co., Ltd.
10.15†	Agreement, dated June 23, 2020, among Tropos Technologies Inc., Mosolf SE & Co. KG, Cenntro Automotive Group Limited (Hong Kong) and Tropos Motors Europe GmbH.
10.16†	Memorandum of Understanding, dated October 16, 2020, between Tropos Technologies, Inc., Cenntro Automotive Group Limited and Tropos Motors Europe GmbH.
10.17†	Manufacturing License Agreement, dated April 27, 2017, by and between Ayro, Inc. (f/k/a Austin EV, Inc.) and Cenntro Automotive Group Limited (Hong Kong).
10.18	Amendment A to the Manufacturing License Agreement, dated February 22, 2019, by and between Ayro, Inc. (f/k/a Austin EV, Inc.) and Cenntro Automotive Group Limited (Hong Kong).
10.19	Amendment B to the Manufacturing License Agreement, dated March 19, 2020, by and between Ayro, Inc. and Cenntro Automotive Group Limited (Hong Kong).
10.20†	Memorandum and Understanding, dated March 22, 2020, by and between Cenntro Automotive Group, Ltd. and Ayro, Inc.
10.21	Entrustment Agreement, dated December 4, 2021, by and between Cenntro Electric Group, Inc. and Cedar Europe GmbH.
10.22	Lease Agreement for Commercial Space, dated as of December 26, 2021, by and between Cedar Europe GmbH and Stefan Schoppmann (English Translation).
10.23	Term Sheet, dated December 30, 2021, by and among Naked Brand Group Limited, Bendon Limited and FOH Online Corp.
† Information in this exhibit identified by brackets is confidential and has been excluded pursuant to Item 601(b)(10)(iv) of Regulation S-K because it is both (i) not material and (ii) the type the Company treats as private or confidential.

+ Management contract or compensatory plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 5, 2022

CENNTRO ELECTRIC GROUP LIMITED

By:	/s/ Peter Z. Wang
Name:	Peter Z. Wang
Title:	Chief Executive Officer